

2023 Notice of Annual Meeting of Stockholders and Proxy Statement

May 5, 2023 (Friday)
8:00 AM (Eastern Time)

About Unisys

Challenging the status quo, every day.

Unisys is a global technology solutions company dedicated to driving breakthroughs for our clients.

We push the boundaries of what's possible, powering the performance and profitability of organizations around the world.

Digital workplace solutions that bolster employee experience and empower workforces. Cloud, applications and infrastructure solutions that modernize apps while boosting security. Enterprise computing solutions that embrace innovation. And business process solutions that optimize processes to fuel productivity. Across our solutions, clients view us as a trusted partner to help lead their organizations into the future.



Letter to Stockholders

March 24, 2023



Dear Fellow Stockholder:

It is my pleasure to invite you to the Unisys 2023 Annual Meeting of Stockholders. This year's meeting will be held on Friday, May 5, 2023, and will begin at 8:00 a.m., Eastern time. To allow all of our stockholders, regardless of their physical location, to participate more easily in the meeting, the annual meeting once again will be held entirely online. You will be able to attend and participate in the annual meeting online by visiting www.virtualshareholdermeeting.com/UIS2023, where you will be able to listen to the meeting live, submit questions, and vote.

2022 was a year of macroeconomic and geopolitical uncertainty that posed unexpected challenges to our company and to our market. We held our revenue flat on a constant currency basis and made progress on many strategic fronts, building a foundation for the future. We grew our higher growth and margin Next-Gen Solutions. We reinvigorated our sales organization with a new leadership structure and the expansion of our Unisys alliance partners network. Finally, we successfully completed our most significant brand transformation since 1986 with the launch of the new Unisys brand. With a focus on progress, our new brand embodies our entrepreneurial spirit and the aspirations we know Unisys can achieve for our company, our clients, and for you, our stockholders.

We are continuing our practice of making proxy materials available to our stockholders online. We believe that doing so allows us to provide you with the information you need, while reducing our printing and mailing costs and helping to conserve natural resources. Stockholders who continue to receive paper copies of proxy materials may help us to reduce costs further by opting to receive future proxy materials by email. You may register for electronic delivery of future proxy materials by following the instructions on either the enclosed proxy/voting instruction card or the Notice of Internet Availability of Proxy Materials that you received in the mail.

Your vote is important. Whether or not you plan to attend the annual meeting, I urge you to take a moment to vote on the items in this year's proxy statement. Voting takes only a few minutes, and it will ensure that your shares are represented at the meeting.

Peter A. Altabef
Chair and Chief
Executive Officer

Notice of Annual Meeting of Stockholders



Date and Time
May 5, 2023 (Friday)
8:00 AM (Eastern Time)



Virtual Meeting
You will be able to attend and participate in the annual meeting online by visiting www.virtualshareholdermeeting.com/UIS2023



Who Can Vote
Record holders of Unisys common stock at the close of business on March 6, 2023

Unisys Corporation will hold its 2023 Annual Meeting of Stockholders to:

Proposals		Board Recommendation	For Further Details
Proposal 1	Elect eleven directors	**"FOR"** each director nominee	▶ Page 10
Proposal 2	Hold an advisory vote to approve executive compensation	**"FOR"**	▶ Page 30
Proposal 3	Hold an advisory vote on the frequency of holding an advisory vote on executive compensation	Every **"ONE YEAR"**	▶ Page 64
Proposal 4	Ratify the selection of the Company's independent registered public accounting firm for 2023	**"FOR"**	▶ Page 65
Proposal 5	Approve the Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan	**"FOR"**	▶ Page 67

Stockholders will also transact any other business properly brought before the meeting.

To allow all of our stockholders, regardless of their physical location, to participate more easily in the meeting, the annual meeting once again will be held entirely online. If you plan to attend the annual meeting online, you will need the 16-digit control number included in your Notice, on your proxy card, or on the instructions that accompany your proxy materials. You will be able to attend and participate in the annual meeting online by visiting www.virtualshareholdermeeting.com/UIS2023, where you will be able to listen to the meeting live, submit questions, and vote. Only record holders of Unisys common stock at the close of business on March 6, 2023, will be entitled to vote at the annual meeting.

By Order of the Board of Directors,

Claudius Sokenu

Claudius Sokenu
Senior Vice President, General Counsel,
Corporate Secretary and Chief Administrative Officer
Blue Bell, Pennsylvania
March 24, 2023

How to Vote



Internet
www.proxyvote.com



Telephone
1-800-690-6903



Mail
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope

Your vote is important. Whether or not you plan to attend the annual meeting, please promptly submit your proxy or voting instructions by Internet, telephone, or mail. For specific instructions on how to vote your shares, please refer to the instructions found on the Notice of Internet Availability of Proxy Materials you received in the mail or, if you received a paper copy of the proxy materials, the enclosed proxy/voting instruction card.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 5, 2023: The Company's proxy statement and annual report are available at www.proxyvote.com

Table of Contents

Forward-Looking Statements

These proxy materials contain information that may constitute "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events and include any statement that does not directly relate to any historical or current fact. Words such as "anticipates," "believes," "expects," "intends," "plans," "projects" and similar expressions may identify such forward-looking statements. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the Company's actual results to differ materially from expectations. Factors that could affect future results include, but are not limited to, those discussed under "Risk Factors" in Part I, Item 1A of the Company's Annual Report on Form 10-K for the year ended December 31, 2022. Any forward-looking statement speaks only as of the date on which that statement is made. The Company assumes no obligation to update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this proxy statement.

Proposal 1

Election of Directors

✓ The Board recommends a vote **FOR** each director nominee.

▶ See page 10

Board Information

Director Nominees

The following provides summary information about each director nominee.

Name and Primary Occupation	Age	Director Since	Committee Membership			
			AFC	CHRC	NCGC	SRC
Peter A. Altabef, *CHAIR OF THE BOARD* Chief Executive Officer, Unisys Corporation	63	2015				
Nathaniel A. Davis, *LEAD INDEPENDENT DIRECTOR* IND Former Chairman of the Board and Chief Executive Officer, Stride, Inc.	69	2011				
Matthew J. Desch IND Chief Executive Officer, Iridium Communications Inc.	65	2019	M			
Philippe Germond IND Partner, Barber Hauler Capital Advisers	66	2016			C	
Deborah Lee James IND Former U.S. Secretary of the Air Force	64	2017		M	M	
John A. Kritzmacher IND Former Executive Vice President and Chief Financial Officer, John Wiley & Sons, Inc.	62	2022	M			M
Paul E. Martin IND Former Senior Vice President and Chief Information Officer, Baxter International, Inc.	65	2017	M			C
Regina Paolillo IND Former Global Chief Operating Officer, TTEC Holdings, Inc.	64	2018	M			M
Troy K. Richardson IND Former President of the Digital Thread group, PTC Inc.	60	2021	M			M
Lee D. Roberts IND Chief Executive Officer and President, BlueWater Consulting, LLC	70	2011		C	M	
Roxanne Taylor IND Former Senior Vice President and Chief Marketing and Communications Officer, Memorial Sloan-Kettering Cancer Center	66	2021		M	M	

AFC	Audit and Finance Committee	**M**	Member
CHRC	Compensation and Human Resources Committee	**C**	Chair
NCGC	Nominating and Corporate Governance Committee	IND	Independent
SRC	Security and Risk Committee		

Board Snapshot

The following charts highlight the balance in age and the diversity in tenure, gender and ethnicity of our director nominees. Also highlighted are the variety of background and experience of the director nominees.

Independence



91%
Independent

10

- Independent
- Non-Independent

Diversity



55%
Diverse

3
6
3

- Female
- Ethnically diverse
- Overall Diversity

Tenure



5.7 years
Average Tenure

2
3
3
3

- 0-2 years
- 3-5 years
- 6-8 years
- 9+ years

Age



64.9 years
Average Age

1
5
5

- 60-64 years
- 65-69 years
- 70+ years

Qualifications and Experience

 **Senior Leadership**
 **11/11**

 **Public Company Board**
 **10/11**

 **CEO**
 **5/11**

 **Financial Expertise**
 **4/11**

 **Technology**
 **11/11**

 **Industry Sectors**
 **9/11**

 **International**
 **8/11**

Corporate Governance Highlights

Board Independence and Composition	Board Performance	Shareholder Rights
• Highly diverse board • Effective lead independent director • 91% of directors standing for reelection are independent • Regular board refreshment and a mix of tenure	• Regular shareholder engagement • Committed to social responsibility and sustainability • Annual board and committee self-evaluations • Strong alignment between company performance and executive compensation	• Annual election of all directors • No stockholder rights plan • Supermajority voting provisions to protect certain stockholder rights • No super voting or low voting stock • Majority voting for directors in uncontested elections

Proposal 2

Advisory Vote to Approve Executive Compensation

✓ The Board recommends a vote **FOR** this proposal. ▶ See page 30

Our Principles-Based Philosophy

Our executive compensation program is designed to align executives with shareholders and drive long-term profitable and sustainable growth, as well as to maintain leadership stability and incentivize successful execution of our strategy and operating plan. We believe this objective is achieved based on the following criteria:



Alignment with Long-Term Shareholders' Interests



Competitiveness



Motivating Achievement of Financial Goals and Strategic Objectives



Rewarding Superior Performance



Responding to Change

Executive Compensation Overview

The Unisys executive compensation program includes base salary, short-term incentives and long-term incentives, each of which is described below for our CEO and our Named Executive Officers ("NEOs") each of whose compensation is discussed in more detail in "Compensation Discussion and Analysis."

	Element	Target Mix		Description	Why is it provided
		CEO	**NEOs**		
Fixed	**Base Salary**	 13%	 28%	Paid in cash	• Provides a competitive fixed rate of pay relative to similar positions in the market • Enables the Company to attract and retain critical executive talent
Variable, At-risk	**Short-Term Incentives ("STI")**	 18%	 23%	Paid annually in cash under the Executive Variable Compensation ("EVC") Plan	• Focuses NEOs on achieving rigorous and challenging annual performance goals aligned with the Company's annual operating plan to drive long-term shareholder value creation
	Long-Term Incentives ("LTI")	 69%	 49%	Paid under the LTI Plan using a combination of equity and cash	• 2/3 dependent on performance metrics and 1/3 time-based • Focuses NEOs on longer-term goals strongly aligned to drive shareholder value creation, as well as support the Company's leadership retention strategy

Compensation Mix

The charts below show the total target compensation mix of our CEO and our other NEOs. These charts illustrate that a significant majority of our NEOs' total target compensation is "at risk" (87% for our CEO and an average of 72% for our other NEOs).



2022 Compensation Highlights

Pay Component	Details of Changes for 2022
Base Salary	• Mr. Thomson received an 18.7% increase in base salary based on change in role to Chief Operating Officer, performance and market considerations. • Ms. Ebrahimi received a 3.8% increase in base salary based on performance and market considerations. • Ms. Poggenpohl received a 3.3% increase in base salary based on performance and market considerations.
Short-Term Incentives ("STI")	• Mr. Thomson's STI target percentage increased from 95% to 110% upon transition to his new role as Chief Operating Officer. • We incorporated a new Diversity, Equity & Inclusion ("DEI") non-financial metric to the annual STI program. • 2022 DEI goals include improving the representation of (a) women globally and (b) associates from Underrepresented Ethnic Groups ("UREG") within the U.S. • We narrowed the payout range (expressed as a percentage of target opportunity) for Non-GAAP Operating Profit and Free Cash Flow to better align with market practice. • Financial goals were aligned with the Company's operating plan and financial expectations. All targets for 2022 were higher than actual and target 2021 performance levels.
Long-Term Incentives ("LTI")	• 1/3 of total 2022 LTI delivered in performance-based cash measured on Non-GAAP Operating Profit, which was the measure in 2020, prior to the one year change in 2021 to relative Total Shareholder Return ("rTSR") due to COVID-19. • 1/3 of total 2022 LTI was delivered in time-based shares. • 1/3 of total 2022 LTI was delivered in rTSR performance-based shares.

Compensation Best Practices

The Compensation and Human Resources Committee continually evaluates the Company's compensation and human capital management ("HCM") policies and practices to ensure they are consistent with exceptional governance principles. Below are highlights of our governance practices:

✔ What We Do

- ✔ Provide the majority of compensation in performance-based pay
- ✔ Maintain stock ownership guidelines for officers and directors (excludes stock options)
- ✔ Cap incentive plan at 2x target; no payouts below threshold
- ✔ Maintain a clawback policy
- ✔ Reflect multi-dimensional performance using earnings, revenue, cash and market performance with a mix of relative and absolute goals; also assess performance over multiple time periods with 1-year performance in the STI and 1-year, 2-year and 3-year performance periods in the performance-based component of the LTI
- ✔ Require one-year minimum vesting for all LTI awards
- ✔ Have change in control agreements with double-trigger severance provisions
- ✔ Conduct annual compensation program risk assessment
- ✔ Adhere to an insider trading policy
- ✔ Use an independent compensation consultant engaged by and reporting directly to the Compensation and Human Resources Committee

⊗ What We Don't Do

- ✖ Excise tax gross-ups on a change in control
- ✖ Excessive severance in a change in control or termination
- ✖ Excessive perquisites
- ✖ Hedging transactions, speculation, short sales, margin accounts or pledging Unisys securities
- ✖ Automatic vesting of equity upon a change in control
- ✖ Stock option repricing, reloads, or cash buyouts
- ✖ Discounted stock options or SARs
- ✖ Liberal change in control definition

Proposal 3

Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation

✅ The Board recommends a vote for the option of every **ONE YEAR.**

▶ See page 59

Proposal 4

Ratification of the Selection of Independent Registered Public Accounting Firm

✅ The Board recommends a vote **FOR** this proposal.

▶ See page 60

Proposal 5

Approval of Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan

✅ The Board recommends a vote **FOR** this proposal.

▶ See page 62

The Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan (the "2023 Equity Plan") is intended to reinforce the alignment between employees' and non-employee directors' interests and stockholders' interests, and purposefully excludes features that could misalign those interests. Accordingly, the 2023 Equity Plan:

- Includes a default double trigger change in control provision and does not provide for automatic vesting upon a change in control
- Includes a one-year minimum vesting requirement
- Prohibits the payment of dividends or dividend equivalent rights on unvested equity awards
- Limits grants to any individual employee in a calendar year
- Limits non-employee directors' aggregate cash and equity compensation in a calendar year
- Prohibits repricing of stock options and stock appreciation rights without stockholder approval, other than in connection with a capitalization event adjustment or change in control
- Does not have evergreen share pool provisions
- Does not have a replacement option or stock appreciation right feature
- Does not provide tax gross-ups to officers, non-employee directors or other plan participants
- Authorizes the recoupment of awards under our recoupment policies and/or any recoupment requirements imposed under applicable laws



Proposal 1
Election of Directors



The Board currently consists of twelve members, each of whose term expires at the annual meeting. Denise K. Fletcher will retire from the Board at the annual meeting. Each of the remaining eleven directors has been nominated for *reelection* for a term expiring at the 2024 annual meeting. Each of the nominees has agreed to serve as a director if elected, and the Company believes that each nominee will be available to serve. However, the proxy holders have discretionary authority to cast votes for the election of a substitute should any nominee not be available to serve as a director.

✓ The Board of Directors recommends a vote **"FOR"** all nominees.

Board Overview

Board Snapshot

The following charts highlight the balance in age and the diversity in tenure, gender and ethnicity of our director nominees. Also highlighted are the variety of background and experience of the director nominees. The Board believes that this balance and mix of diversity, background and experience will help bring broad and valuable perspectives to the Board that will lead to a well-functioning board of directors.

Independence



91%
Independent

10

● Independent
● Non-Independent

Diversity



55%
Diverse

3
6
3

● Female   ● Ethnically diverse
● Overall Diversity

Tenure



5.7 years
Average Tenure

3
2
3
3

● 0-2 years   ● 3-5 years
● 6-8 years   ● 9+ years

Age



64.9 years
Average Age

1
5
5

● 60-64 years   ● 65-69 years
● 70+ years


2018
+ Regina Paolillo
2019
+ Matthew J. Desch
+ Lisa A. Hook
2020
2021
+ Troy K. Richardson
+ Roxanne Taylor
2022
+ John A. Kritzmacher
2023
Director additions
Director exits
2018
- Alison Davis
- Paul E. Weaver
2019
2020
2021
- Lisa A. Hook
2022
- Jared L. Cohon
2023
- Denise K. Fletcher

Mr. Weaver and Mr. Cohon retired, and Ms. Fletcher will be retiring, from the Board in compliance with the Company's mandatory retirement age for directors as set forth in the Company's Bylaws.

Background & Experience

	Altabef	Davis	Desch	Germond	James	Kritzmacher	Martin	Paolillo	Richardson	Roberts	Taylor
Senior Leadership Experience serving in a senior leadership role of a complex organization	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Public Company Board Experience as a board member of another publicly-traded company	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓
CEO Experience serving as a Chief Executive Officer of a publicly-traded company	✓	✓	✓	✓						✓	
Financial Expertise Experience or expertise in finance, accounting, financial management or financial reporting		✓				✓		✓		✓	
Technology Experience or expertise in the information technology industry	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Industry Sectors Knowledge of or experience in one or more of the Company's primary target markets	✓	✓	✓	✓	✓	✓	✓	✓			✓
International Experience with global business operations or with doing business internationally	✓		✓	✓		✓	✓	✓	✓		✓

Board Diversity

Board Diversity Matrix (as of March 24, 2023)				
Total Number of Directors:		**12**		
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity				
Directors	4	8	-	-
Part II: Demographic Background:				
African American or Black	-	3	-	-
Alaskan Native or Native American	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	4	5	-	-
Two or more races or ethnicities	-	-	-	-
LGBTQ+		-		
Did Not Disclose Demographic Background:		-		

Information Regarding Nominees

The names and ages of the nominees, their principal occupations and employment during the past five years, and other information regarding them follows below.



Director since: 2015

63 years old

Unisys Chair and CEO

Other Current Directorships:
- NiSource Inc.
- Petrus Trust Company, LTA

Prior Directorships:
- Perot Systems Corporation
- Belo Corporation

Peter A. Altabef

Chief Executive Officer

Professional Experience
- Chair of the Board of Directors since 2018 and Chief Executive Officer of Unisys since 2015
- President of the Company from December 2021 to May 2022, after having previously served in this role from 2015 to 2020
- President and Chief Executive Officer, and a member of the Board of Directors, of MICROS Systems, Inc. from 2013 until 2014, when MICROS Systems, Inc. was acquired by Oracle Corporation
- President of Dell Services (a unit of Dell Inc.) from 2009 to 2011
- President and Chief Executive Officer, and a member of the Board of Directors, of Perot Systems Corporation from 2004 until 2009, when Perot Systems was acquired by Dell, Inc.
- Serves on the board of advisors of Merit Energy Company, LLC, and also a member of the President's National Security Telecommunications Advisory Committee, where he has served as co-chair of its Cybersecurity Moonshot subcommittee
- Serves as a trustee of the Committee for Economic Development ("CED") of The Conference Board, where he serves as co-chair of the CED's Technology and Innovation Committee
- Served as Senior Advisor to 2M Companies, Inc. in 2012

Attributes, Skills and Qualifications:
Mr. Altabef has more than 25 years of senior leadership experience in the information technology industry and, having led both Perot Systems Corporation and MICROS Systems, Inc., has a proven ability to drive revenue growth and achieve strong financial performance. As a result, Mr. Altabef has the leadership skills and experience to serve as a director and as the Chair and Chief Executive Officer of the Company.



Director since: 2011

69 years old

Lead Independent Director

Other Current Directorships:
- RLJ Lodging Trust

Prior Directorships:
- Stride, Inc.
- XM Satellite Radio
- XO Communications
- Charter Communications, Inc.
- EarthLink, Inc.

Nathaniel A. Davis

Former Chairman of the Board and Chief Executive Officer, Stride, Inc.

Professional Experience
- Former Chairman of the Board and Chief Executive Officer of Stride, Inc. (formerly K12 Inc.), a provider of tech-enabled education solutions, curriculum and programs directly to students, schools, the military, and enterprises in primary, second, and post-secondary settings
- Served as Stride's Chief Executive Officer from 2018 to 2021, a position he previously held from 2014 to 2016
- Served as a member of the Board of Directors of Stride from 2009 to 2022, and as its Chairman of the Board from 2012 to 2022 and Executive Chairman from 2013 to 2022
- Managing Director of the RANND Advisory Group, a business consulting group that advises software, technology, media and venture capital firms, before assuming the role of Executive Chairman of Stride in 2013
- President and Chief Executive Officer of XM Satellite Radio, a provider of direct satellite radio broadcasts in the U.S., from 2007 to 2008, and President and Chief Operating Officer from 2006 to 2007
- Served as a member of the XM Satellite Radio Board of Directors from 1999 until 2008
- President and Chief Operating Officer and a member of the Board of Directors of XO Communications (formerly Nextlink Communications) from 2000 to 2003
- Held senior management roles at Nextel Communications and MCI Communications
- Began his career at AT&T

Attributes, Skills and Qualifications:
Mr. Davis brings managerial and operational expertise to our Board. This expertise, as well as his extensive experience in the communications industry, brings a valuable perspective to our Board as Unisys continues its work to strengthen its competitive and financial profile in a changing IT industry.



Director since: 2019

65 years old

Independent

Committees:
- Compensation and Human Resources

Other Current Directorships:
- Iridium Communications, Inc.

Matthew J. Desch

Chief Executive Officer, Iridium Communications Inc.

Professional Experience
- Chief Executive Officer and a director of Iridium Communications Inc., a global mobile, voice and data satellite communications company, since 2009
- Chief Executive Officer of Iridium's predecessor, Iridium Holdings LLC, beginning in 2006
- Chief Executive Officer of Telcordia Technologies, Inc., a telecommunications software services provider that is now part of Ericsson, prior to joining Iridium
- Spent 13 years at Nortel Networks Corporation, including as president of the company's global wireless networks business, and as President of Global Carriers
- Serves on the President's National Security Telecommunications Advisory Committee

Attributes, Skills and Qualifications:
Mr. Desch's deep understanding of critical infrastructure from his 35 years in the telecommunications industry brings Unisys a unique and valuable perspective regarding the security challenges faced around the globe. In addition, Mr. Desch is able to draw upon his extensive expertise in finance, M&A and human capital management, together with over twenty years of experience as a chief executive officer, to provide important strategic and operational advice as the Company faces the challenges of the highly competitive IT services marketplace.



Director since: 2016

66 years old

Independent

Committees:
- Nominating and Corporate Governance (Chair)

Other Current Directorships:
- Comet

Prior Directorships:
- Atos Origin
- SFR
- Essilor
- Alcatel

Philippe Germond

Partner, Barber Hauler Capital Advisers

Professional Experience
- Partner at Barber Hauler Capital Advisers since 2019 after having joined the firm as a Senior Advisor in 2017
- Chairman of the Management Board (the equivalent of Chief Executive Officer) of Europcar Groupe S.A., a publicly traded European car rental operator with a presence in more than 140 countries and the leading operator in Europe, from 2014 to 2016
- Chairman and Chief Executive Officer of Paris Mutuel Urbain from 2009 to 2014
- Chairman and Chief Executive Officer of Atos Origin from 2007 to 2008, and a member of the Management Board of Atos Worldline from 2006 to 2008
- President and Chief Operating Officer of Alcatel from 2003 to 2005
- Chairman and Chief Executive Officer of SFR (Societe Francaise du Radiotelephone — Cegetel) from 1995 to 2002
- Began his career at Hewlett-Packard, where he served for 15 years in various marketing and sales roles of increasing responsibility, ultimately serving in Europe as the Managing Director of the Microcomputer Group and a member of the Management Board
- Served as the Chairman of the Supervisory Board of Qosmos, a French software company, until its acquisition in 2016

Attributes, Skills and Qualifications:
As a successful leader in sales, operations and governance, Mr. Germond brings broad executive experience in a number of industries. His experience implementing transformation projects and making companies more digital and customer-oriented is helpful to Unisys as we continue our transformation and bring enhanced value to our clients. In addition, Mr. Germond's vast global experience is particularly useful for Unisys, a company with more than half of its revenue from international operations and over 25% of its revenue from Europe. Mr. Germond's extensive strategy and mergers and acquisitions expertise is also beneficial to Unisys as the Company implements its strategic imperatives.



Director since: 2017

64 years old

Independent

Committees:
- Compensation and Human Resources
- Nominating and Corporate Governance

Other Current Directorships:
- Textron Inc.
- Aerojet Rocketdyne Holdings, Inc.

Deborah Lee James

Former U.S. Secretary of the Air Force

Professional Experience
- U.S. Secretary of the Air Force from 2013 to 2017 where she was responsible for the affairs of the Department of the Air Force
- Held a variety of increasingly senior positions at Science Applications International Corporation ("SAIC") from 2002 to 2013 including President of SAIC's Technical and Engineering Sector
- Executive Vice President and Chief Operating Officer at Business Executives for National Security from 2000 to 2001
- Vice President of International Operations and Marketing at United Technologies from 1998 to 2000
- Served as the Assistant Secretary of Defense for Reserve Affairs, Assistant to the Secretary for Legislative Affairs and as a professional staff member on the House Armed Services Committee

Attributes, Skills and Qualifications:
Ms. James brings more than 30 years of senior homeland and national security experience in the federal government and the private sector to Unisys. Her experience leading the U.S. Air Force gives her a valuable perspective regarding cyber, logistics and border security. In addition, Ms. James' experience in the private sector with the transformative nature of digital products and solutions is an important asset to the Board as Unisys launches its next generation of offerings.



Director since: 2022

62 years old

Independent

Committees:
- Audit and Finance
- Security and Risk

Other Current Directorships:
- InterDigital, Inc.
- QualTek Services Inc.

John A. Kritzmacher

Former Executive Vice President and Chief Financial Officer, John Wiley & Sons, Inc.

Professional Experience
- Executive Vice President and Chief Financial Officer of John Wiley & Sons, Inc., a global leader in research and education, from 2013 until 2021
- Senior Vice President, Business Operations and Organizational Planning, at WebMD Health Corp., a leading provider of health information services from 2012 to 2013
- Executive Vice President and Chief Financial Officer of Global Crossing Limited, a global provider of IP-based telecommunications solutions, from 2008 to 2011
- Held a number of roles of increasing responsibility at Alcatel-Lucent and its predecessor companies, Lucent, Technologies Inc., AT&T and Bell Laboratories, from 1982 to 2008, culminating in serving as Chief Financial Officer at Lucent in 2006 and as Chief Operating Officer of the Services Business Group at Alcatel-Lucent from 2007 to 2008

Attributes, Skills and Qualifications:
Mr. Kritzmacher's distinguished career serving as a financial and operational leader for more than 40 years at several leading global technology and telecommunications companies has equipped him to provide the Board with valuable perspectives important to the Company's strategic imperatives. In addition, Mr. Kritzmacher's understanding of the financial and operational aspects of doing business globally will greatly benefit Unisys, which receives more than half of its revenue from international operations.



Director since: 2017

65 years old

Independent

Committees:
- Audit and Finance
- Security and Risk (Chair)

Other Current Directorships:
- Owens Corning
- STERIS plc

Prior Directorships:
- Ping Identity

Paul E. Martin

Former Senior Vice President and Chief Information Officer, Baxter International, Inc.

Professional Experience
- Senior Vice President and Chief Information Officer of Baxter International, Inc. from 2011 to 2020
- Global Chief Information Officer at Rexam Plc from 2004 to 2011, and as Division CIO from 1999 to 2004
- Held management roles at CIT Group Capital Financing, Burlington Northern Santa Fe Corporation, and Frito-Lay, Inc.

Attributes, Skills and Qualifications:
With extensive executive management experience across the IT industry, Mr. Martin understands the IT challenges that our clients face. In addition, the Board will greatly benefit from Mr. Martin's international experience and his deep life sciences and healthcare expertise, a core industry area of focus for the Company.



Director since: 2018

64 years old

Independent

Committees:
- Audit and Finance
- Security and Risk

Other Current Directorships:
- Alight, Inc.

Prior Directorships:
- Welltok, Inc.

Regina Paolillo

Former Global Chief Operating Officer, TTEC Holdings, Inc.

Professional Experience
- President and Global Chief Operating Officer of TTEC Holdings, Inc. (formerly TeleTech Holdings, Inc.), a global customer experience company that designs, builds and operates omnichannel customer experiences on behalf of leading brands across the world, from 2021 to 2022 after previously having served as Executive Vice President, Chief Financial & Administrative Officer of TTEC since 2011
- Chief Financial Officer and Executive Vice President for Enterprise Services at TriZetto Group, Inc. between 2009 and 2011
- Supported the investment teams and portfolio companies at General Atlantic from 2007 to 2008 in the areas of financial, operations and human capital
- Executive Vice President of the Revenue Cycle and Mortgage Services Division at Genpact, following its acquisition of Creditek
- Chief Financial Officer and Chief Operating Officer of Creditek before becoming the Chief Executive Officer from 2003 to 2005
- Held finance, operations and executive leadership positions at Gartner, Inc., Productivity, Inc., Citibank and Bristol-Myers Squibb
- Began her career as an auditor at Price Waterhouse

Attributes, Skills and Qualifications:
As a certified public accountant and experienced financial and operational leader with a variety of technology and services companies, Ms. Paolillo brings a broad understanding of the strategic and operational priorities of technology and services organizations, coupled with deep knowledge of financial and accounting matters and financial reporting as well as experience in investments and acquisitions.



Director since: 2021

60 years old

Independent

Committees:
- Audit and Finance
- Security and Risk

Troy K. Richardson

Former President of the Digital Thread group, PTC Inc.

Professional Experience
- President of the Digital Thread group of PTC Inc., a global software and services company, from 2021 to 2022 after having served as Executive Vice President and Chief Operating Officer from 2020 to 2021
- Held several senior management positions at DXC Technology Company and its predecessor, Computer Sciences Corporation, from 2015 to 2020, including roles as Senior Vice President and Head, Global Sales, and Senior Vice President and General Manager, Enterprise and Cloud Applications
- Senior Vice President, Global Alliance Sales, at Oracle Corporation from 2014 to 2015
- Senior Vice President, Global Cloud Sales, Ecosystem and Channels, at SAP SE from 2012 to 2014.
- Held management positions at Hewlett-Packard Company, Xiocom Wireless, Inc., Novell, Inc., NCR Corporation and IBM

Attributes, Skills and Qualifications:
Mr. Richardson's expertise in global sales, commercial marketing and client service and his success in the IT industry enables him to provide the Board with insight into the constantly changing trends facing the Company. His experience as a go-to-market leader will provide the Board with additional perspective as the Company implements its strategy of enhancing and expanding its solution portfolio, particularly in Digital Workplace Solutions and Cloud, Applications & Infrastructure Solutions.



Director since: 2011

70 years old

Independent

Committees:
- Compensation and Human Resources (Chair)
- Nominating and Corporate Governance

Prior Directorships:
- FileNET Corporation
- Inovalon, Inc.
- QAD Inc.

Lee D. Roberts

Chief Executive Officer and President, BlueWater Consulting, LLC

Professional Experience
- Chief Executive Officer and President of BlueWater Consulting, LLC.
- Served as General Manager and Vice President for Document, Content and Business Process Management at IBM Corporation
- Chairman and Chief Executive Officer at FileNET Corporation from 2000 until its acquisition by IBM in 2006
- President and Chief Executive Officer at FileNET from 1998 to 2000, and President and Chief Operating Officer from 1997 to 1998
- Spent twenty years at IBM, where he held numerous senior management, sales and marketing roles.

Attributes, Skills and Qualifications:
Mr. Roberts brings a deep understanding of the IT industry, technology trends and customer requirements to the Board. In addition, his extensive executive experience in our industry enables him to provide important strategic counsel to the Board.



Director since: 2021

66 years old

Independent

Committees:
- Compensation and Human Resources
- Nominating and Corporate Governance

Other Current Directorships:
- Pure Storage, Inc.
- Thoughtworks Holding, Inc.

Roxanne Taylor

Former Senior Vice President and Chief Marketing and Communications Officer, Memorial Sloan-Kettering Cancer Center

Professional Experience
- Senior Vice President and Chief Marketing and Communications Officer at Memorial Sloan-Kettering Cancer Center, a cancer treatment and research institution, from 2020 to 2022
- Held several positions at Accenture plc (formerly Andersen Consulting) from 1995 to 2018, including Chief Marketing and Communications Officer from 2007 to 2018
- Held business, investor relations and marketing roles for Reuters, Citicorp and Credit Suisse

Attributes, Skills and Qualifications:
Ms. Taylor brings a deep expertise in global marketing and branding, with a proven track record of driving innovation by developing successful digital platforms while at Accenture. The Board will benefit from this experience as the Company continues to implement its strategy of using its Next-Gen Solutions to enhance its go-to-market approach focused on solving business problems for clients. While at Accenture, Ms. Taylor was part of the team that prepared the company's earnings announcements and SEC filings. She also served as a key member of Accenture's disclosure committee and has extensive experience in corporate communications, including issues management and crises communications.

Director Independence

A majority of the Board of Directors is required to qualify as independent under the listing standards of the New York Stock Exchange (the "NYSE"). Members of the Audit and Finance, Compensation and Human Resources, and Nominating and Corporate Governance Committees must also meet the NYSE independence criteria, as well as any applicable independence criteria prescribed by the U.S. Securities and Exchange Commission (the "SEC").

The Nominating and Corporate Governance Committee reviews annually with the Board the independence of outside directors. Following this review, only those directors who meet the independence qualifications prescribed by the NYSE and who the Board affirmatively determines have no material relationship with the Company will be considered independent. The Board has determined that the following commercial or charitable relationships will not be considered to be material relationships that would impair independence: (a) if a director is an executive officer or partner of, or owns more than a ten percent equity interest in, a company that does business with Unisys, and sales to or purchases from Unisys are less than one percent of the annual revenues of that company and (b) if a director is an officer, director or trustee of a charitable organization, and Unisys contributions to that organization are less than one percent of its annual charitable receipts.

All of the Company's directors and nominees for director other than Mr. Altabef meet the independence requirements prescribed by the NYSE and, in the case of members of the Audit and Finance Committee, also meet the audit committee independence requirements prescribed by the SEC. In assessing whether a director or nominee has a material relationship with Unisys (either directly or as a partner, stockholder or officer of an organization that has a relationship with Unisys), the Board uses the criteria outlined in the paragraph above. In 2022, the Board determined that none of its non-employee directors has a material relationship with Unisys.

Director Nomination Process

As part of the nomination process, the Nominating and Corporate Governance Committee is responsible for determining the appropriate skills and characteristics required of new Board members in the context of the current make-up of the Board and for identifying qualified candidates for Board membership. In so doing, the Nominating and Corporate Governance Committee considers, with input from the Board, those factors it deems appropriate, such as independence, experience, expertise, strength of character, mature judgment, leadership ability, technical skills, diversity, age and the extent to which the individual would fill a present need on the Board. The aim is to assemble a Board that is strong in its collective knowledge and that consists of individuals who bring a variety of complementary attributes and who, taken together, have the appropriate skills and experience to oversee the Company's business.

As set forth above, the Nominating and Corporate Governance Committee considers diversity as one of a number of factors in identifying nominees for director. The committee views diversity broadly to include diversity of experience, skills and viewpoint as well as traditional diversity concepts such as race and gender.

1	Identification	• The Nominating and Corporate Governance Committee receives suggestions for new directors from a number of sources, including Board members.
		• It also may, in its discretion, employ a third-party search firm to assist in identifying candidates for director.
		• The committee will also consider recommendations for Board membership received from stockholders and other qualified sources.
2	Review	• With respect to existing directors, prior to making its recommendation to the full Board, the Nominating and Corporate Governance Committee, in consultation with the Chair of the Board and Chief Executive Officer and lead independent director, reviews each director's continuation on the Board as a regular part of the annual nominating process.
3	Recommendation and Approval	• After the Nominating and Corporate Governance Committee makes its recommendations, the full Board is responsible for final approval of new director candidates, as well as the nomination of existing directors for reelection.

Recommendations on director candidates must be in writing and addressed to the Chair of the Nominating and Corporate Governance Committee, c/o Corporate Secretary, Unisys Corporation, 801 Lakeview Drive, Suite 100, Blue Bell, Pennsylvania 19422.

Stockholder Nominations of Director Candidates

Any stockholder who intends to make a nomination for the Board of Directors at the annual meeting must deliver to the Company not less than 90 days prior to the date of the annual meeting (a) a notice setting forth (i) the name, age, business and residence addresses of each nominee, (ii) the principal occupation or employment of each nominee, (iii) the number of shares of Unisys capital stock beneficially owned by each nominee, (iv) a statement that the nominee is willing to be nominated and (v) any other information concerning each nominee that would be required by the SEC in a proxy statement soliciting proxies for the election of the nominee and (b) the directors' questionnaire, representation and agreement required by Article I, Section 8 of the Company's Bylaws.

In addition to satisfying the requirements under the Company's Bylaws, if a stockholder intends to comply with the SEC's universal proxy rules and to solicit proxies in support of director nominees other than the Company's nominees, the stockholder must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to us at the address stated above for recommendations on director candidates no later than 60 calendar days prior to the one-year anniversary date of the Annual Meeting (for the 2024 annual meeting of stockholders, no later than March 6, 2024). If the date of the 2024 annual meeting of stockholders is changed by more than 30 calendar days from such anniversary date, however, then the stockholder must provide notice by the later of 60 calendar days prior to the date of the 2024 annual meeting of stockholders and the 10th calendar day following the date on which public announcement of the date of the 2024 annual meeting of stockholders is first made by the Company.

Corporate Governance

Corporate Governance Principles

Our Board of Directors highly values strong corporate governance principles and firmly believes that such principles create long-term value for our stockholders. Tenets of the strong corporate governance practices adopted by the Company include:

Board Independence and Composition	Board Performance	Shareholder Rights
• Highly diverse board • Effective lead independent director • 91% of directors standing for reelection are independent • Regular board refreshment and a mix of tenure	• Regular shareholder engagement • Committed to social responsibility and sustainability • Annual board and committee self-evaluations • Strong alignment between company performance and executive compensation	• Annual election of all directors • No stockholder rights plan • Supermajority voting provisions to protect certain stockholder rights • No super voting or low voting stock • Majority voting for directors in uncontested elections

Board and Committee Structure

Board Leadership Structure

The Board believes that it should have the flexibility to make the selection of Chair of the Board and Chief Executive Officer in the way that it believes best to provide appropriate leadership for the Company at any given point in time. Therefore, the Board does not have a policy on whether the same person should serve as both the CEO and Chair of the Board or, if the roles are separate, whether the Chair should be selected from the non-employee directors or should be an employee. Our corporate governance guidelines require the Board to elect a lead director from its independent directors whenever the Chair is an employee of the Company.

Each year, the Nominating and Corporate Governance Committee makes a recommendation regarding who should serve as Chair of the Board and, if the recommended Chair is not independent, who should serve as lead independent director. When making its recommendation regarding who should serve as Chair, the Nominating and Corporate Governance Committee assesses the skill set and qualifications that it believes are important for the Chair to possess and discusses who would most effectively lead the Board. The Board considers this recommendation when electing a Chair and, if necessary, a lead independent director. As a result of this process, the Board has determined that combining the positions of Chair and CEO and electing Mr. Altabef to serve as the Chair and Mr. Davis to serve as lead independent director best positions the Board and management to implement our strategy and deliver value to our stockholders. The Board believes that adopting this leadership structure provides independent board leadership and oversight while benefiting the Company by having Mr. Altabef, who has demonstrated the strong leadership and vision necessary to drive our strategies and achieve our objectives, also serve as Chair.

Board Committees

The Board of Directors has four standing committees: (1) Audit and Finance, (2) Compensation and Human Resources, (3) Nominating and Corporate Governance, and (4) Security and Risk. The specific functions and responsibilities of each committee are set forth in its charter, which is available on the Company's website at www.unisys.com/governance and is also available in print to any stockholder who requests it.

The current composition of each standing committee is set forth below:

Director	Audit and Finance Committee	Compensation and Human Resources Committee	Nominating and Corporate Governance Committee	Security and Risk Committee
Peter A. Altabef				
Nathaniel A. Davis				
Matthew J. Desch		● Member		
Denise K. Fletcher	● Chair			● Member
Philippe Germond			● Chair	
Deborah Lee James		● Member	● Member	
John A. Kritzmacher	● Member			● Member
Paul E. Martin	● Member			● Chair
Regina Paolillo	● Member			● Member
Troy K. Richardson	● Member			● Member
Lee D. Roberts		● Chair	● Member	
Roxanne Taylor		● Member	● Member	

● Chair ● Member

Audit and Finance Committee

Members:
Denise K. Fletcher (Chair)
John A. Kritzmacher
Paul E. Martin
Regina Paolillo
Troy K. Richardson

Independence and Qualifications:
The Board has determined that each of Ms. Fletcher, Mr. Kritzmacher, Mr. Martin, Ms. Paolillo and Mr. Richardson qualifies as independent under the listing standards of the NYSE and is financially literate and that Ms. Fletcher, Mr. Kritzmacher and Ms. Paolillo are each an "audit committee financial expert" as defined by the SEC.

Number of Meetings: 11

Purpose:
● The Audit and Finance Committee assists the Board in its oversight of:

(1) the integrity of our financial statements and its financial reporting and disclosure practices;

(2) the adequacy and effectiveness of its systems of internal controls regarding financial reporting and accounting compliance;

(3) the independence and qualifications of our independent registered public accounting firm;

(4) the performance of our internal audit function and our independent registered public accounting firm;

(5) our compliance with legal and regulatory requirements and the adequacy and effectiveness of its ethical and environmental compliance programs;

(6) our financial affairs, including its capital structure, financial arrangements, capital spending and acquisition and disposition plans; and

(7) the named plan fiduciaries responsible for the administration and the management and investment of plan assets in the pension, savings and welfare benefit plans sponsored by the Company.

● The Audit and Finance Committee is also responsible for preparing the report required by the SEC to be included in the Company's annual proxy statement.

● Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed at our Investor Relations website at www.unisys.com/governance.

Compensation and Human Resources Committee

Members:
Lee D. Roberts (Chair)
Matthew J. Desch
Deborah Lee James
Roxanne Taylor

Independence and Qualifications:
The Board has determined that each of Mr. Desch, Ms. James, Mr. Roberts and Ms. Taylor qualifies as independent under the listing standards of the NYSE.

Number of Meetings: 5

Purpose:

- The Compensation and Human Resources Committee:

  (1) oversees the compensation of our executive officers;

  (2) oversees the compensation-related policies and programs involving our executive officers and the level of benefits of officers and key employees;

  (3) reviews and recommends to the Board compensation of our directors;

  (4) reviews the senior executive succession plan and the senior executive leadership development process as presented by the Chief Executive Officer; and

  (5) reviews our human capital and people strategy as presented by the Chief Human Resources Officer.

- The committee regularly reviews and approves our executive compensation strategy and principles to ensure they are aligned with our business strategy and objectives and with stockholder interests.

- Under its charter, the Compensation and Human Resources Committee annually reviews and approves goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives and makes recommendations to the independent members of the Board concerning the compensation of the Chief Executive Officer.

- The committee also annually reviews and approves compensation levels of the other executive officers. To do so, the committee solicits input from our Chief Executive Officer regarding the compensation of our executive officers.

- The Compensation and Human Resources Committee also reviews and recommends to the Board the adoption of director compensation programs. The Company's guidelines regarding the compensation of directors are described more fully under "Compensation of Directors" below.

- Under its charter, the Compensation and Human Resources Committee also annually reviews management's assessment of risk as it relates to our compensation arrangements, practices, policies and programs for executive officers and other employees to determine whether such arrangements, practices, policies and programs encourage unnecessary or excess risk taking and whether any risks arising from such arrangements, practices, policies and programs are reasonably likely to have a material adverse effect on the Company.

- The Compensation and Human Resources Committee regularly receives reports and recommendations from management and from its outside compensation consultant to assist it in carrying out its responsibilities.

- The Compensation and Human Resources Committee also periodically reviews our human capital and people strategy, including regarding our culture, associate engagement and talent management, to assess alignment with achieving our long-term performance and growth objectives, including periodically reviewing our employee diversity, equity and inclusion policies, programs and initiatives and other recruitment, retention, development and internal human capital programs.

- The Compensation and Human Resources Committee has engaged Meridian Compensation Partners, LLC ("Meridian") as its outside compensation consultant. During 2022, Meridian and its affiliates did not provide any additional services to the Company or its affiliates, and the work of Meridian has not raised any conflict of interest.

- Under its charter, the committee also may consult with legal, accounting or other advisors, as appropriate, and may form and delegate authority to subcommittees when appropriate.

- Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed at our Investor Relations website at www.unisys.com/governance.

Nominating and Corporate Governance Committee

Members:
Philippe Germond (Chair)
Deborah Lee James
Lee D. Roberts
Roxanne Taylor

**Independence
and Qualifications:**
The Board has determined
that each of Mr. Germond,
Ms. James, Mr. Roberts
and Ms. Taylor qualifies
as independent under
the listing standards of
the NYSE.

Number of Meetings: 4

Purpose:
- The Nominating and Corporate Governance Committee identifies and reviews candidates and recommends to the Board of Directors nominees for membership on the Board of Directors. The director nomination process and the factors considered by the committee when reviewing candidates are described in "Director Nomination Process."
- It also oversees the Company's corporate governance, including developing and recommending to the Board the corporate governance guidelines adopted by the Board each year.
- The Nominating and Corporate Governance Committee oversees the evaluation of the Board of Directors, including reviewing annually with the Board the independence of outside directors and annually facilitating the Board's self-assessment of its performance.
- The Nominating and Corporate Governance Committee also reviews management's report on our posture with respect to environmental, social and governance ("ESG") and corporate social responsibility ("CSR") matters.
- Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed at our Investor Relations website at www.unisys.com/governance.

Security and Risk Committee

Members:
Paul E. Martin (Chair)
Denise K. Fletcher
John A. Kritzmacher
Regina Paolillo
Troy K. Richardson

**Independence
and Qualifications:**
The Board has determined
that each of Ms. Fletcher,
Mr. Kritzmacher,
Mr. Martin, Ms. Paolillo and
Mr. Richardson qualifies
as independent under
the listing standards of
the NYSE.

Number of Meetings: 4

Purpose:
- The Security and Risk Committee assists the Board of Directors in its oversight responsibilities with regard to the Company's organization-wide security and enterprise risk management practices, including:
  (1) overseeing the practices, procedures and controls that management uses to identify, manage and mitigate risks related to cybersecurity, privacy and disaster recovery and respond to incidents with respect thereto; and
  (2) overseeing the practices, procedures and controls that management uses to identify, manage and mitigate other key enterprise risks that the Company faces such as strategic, commercial, physical security, property, workplace safety, legal, regulatory, and reputational risks.
- Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed at our Investor Relations website at www.unisys.com/governance.

Director Engagement

Board Meetings and Attendance; Executive Sessions

The Board of Directors held five meetings in 2022. During 2022, all directors attended at least 75% of the total number of meetings of the Board and standing committees on which they served (held during the period when the director served), other than Lee Roberts, who attended all of the meetings of the Board and standing committees on which he served other than four meetings held in February 2022, which he missed for medical reasons.

It is our policy that all directors should attend the annual meeting of stockholders. All of our current directors who were directors at the time of the 2022 annual meeting attended that meeting.

The non-employee directors meet in executive session at all regularly scheduled Board meetings. They may also meet in executive session at any time upon request. If the Chair of the Board is an employee of the Company, the lead independent director presides at executive sessions. If the Chair is not an employee, the Chair presides at executive sessions.

Annual Board and Committee Self-Evaluations

The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. In addition, each committee conducts an annual self-evaluation of its performance and reports on its findings annually to the Board.



Evaluation	**Feedback Analysis**	**Presentation Of Findings & Follow-Up**
The Chair of the Nominating and Corporate Governance Committee oversees the process. Each director completes a detailed questionnaire assessing the functioning and effectiveness of the full Board as well as each Committee on which they serve. Individual interviews are also conducted with each director by the Chair of the Nominating and Corporate Governance Committee.	The results of the assessment of the Board are shared with the Chair of the Board, the Lead Independent Director and the results of the assessment of each Committee are shared with the chairs of the committees. The aggregated responses to the questionnaires are also shared with the members of the Board and each Committee.	The Board, led by the Chair of the Nominating and Corporate Governance Committee, and each Committee, led by its Chair, review and discuss the results of assessment to identify areas requiring performance enhancement, process improvement or the development or acquisition of further Board skills.

Board's Role in Corporate Oversight

Strategic Oversight

In its oversight role, the Board of Directors annually reviews our strategic and operating plans. Each year, the Board meets with our leadership team during a meeting dedicated to discussing our strategy for the coming year in light of our longer-term strategic goals. During these sessions, the leaders of our businesses provide the Board with their view of the key risks and opportunities facing each business unit and the Board provides guidance and advice to the leadership team regarding the formulation and implementation of our strategic goals. Once the business strategy has been determined, it is the responsibility of our leadership team to execute the strategy in alignment with our operating plan. The Board monitors the leadership team's performance against our strategic goals by receiving regular updates from the leadership team, actively engaging in dialogue with our senior leaders, and reviewing our performance against our operating plan.

Risk Oversight

The Board of Directors annually reviews the risks and opportunities facing the Company.

BOARD OF DIRECTORS
• Annually reviews our strategic and operation plans, which address, among other things, the risks and opportunities facing the Company. • Has delegated certain risk management oversight responsibility to the Board committees. Each committee regularly reports to the full Board. • Has overall responsibility for executive officer succession planning and reviews succession plans each year.



Audit and Finance Committee	Security and Risk Committee
• Receives quarterly reports from Chief Compliance Officer on our compliance and ethics program. • Regularly reviews with the leadership team our financial arrangements, capital structure and our ability to access the capital markets. • Oversees named plan fiduciaries responsible for the administration and the management and investment of our pension assets as well as the performance of pension plan investments.	• Has oversight responsibilities with regard to our organization-wide security and enterprise risk management practices. • Responsible for discussing with the leadership team our major financial risk exposures (other than with respect to financial reporting and executive compensation) and the steps management has taken to monitor and control those exposures, including our risk assessment and risk management policies.
Nominating and Corporate Governance Committee	**Compensation and Human Resources Committee**
• Annually reviews our corporate governance guidelines and their implementation.	• Annually reviews the leadership team's assessment of risk as it relates to the Company's compensation arrangements.



MANAGEMENT
• Our Chief Audit Executive prepares annually a corporate risk assessment report and provides that report to the Board of Directors. This report identifies the material business risks (including strategic, operational, financial reporting and compliance risks) for the Company and identifies the controls and management initiatives that respond to and mitigate those risks. • Our leadership team regularly evaluates these controls, and the Chief Audit Executive periodically reports to the Security and Risk Committee regarding their design and effectiveness.

Cybersecurity Oversight

The Security and Risk Committee's responsibilities include reviewing the leadership team's implementation of cybersecurity programs, privacy programs and risk policies and procedures and the leadership team's actions to (1) safeguard the effectiveness of such programs and policies and the integrity of our electronic systems and facilities and (2) prevent, detect and respond to cyber-attacks or information or data breaches involving our electronic information, intellectual property and data. In addition, the Security and Risk Committee receives information from the Chief Information Officer regarding matters related to the management of cybersecurity risk and information from the Chief Privacy Officer regarding matters related to the management of privacy risks. The Security and Risk Committee also receives and reviews summaries of any incidents or activities that are required to be reported to the Board or the committee pursuant to any escalation policies applicable to the Company's Corporate Security & Infrastructure Office.

ESG and HCM Oversight

At Unisys, we understand our responsibility to the world around us as well as to our people. We demonstrate the importance of this responsibility by ensuring that our Board, either directly or through its committees, has oversight of ESG and HCM matters. Under its charter, the Nominating and Corporate Governance Committee is responsible for reviewing our report regarding ESG and CSR matters. Among its other responsibilities, the Compensation and Human Resources Committee periodically reviews our human capital and people strategy for achieving our long-term performance and growth objectives, including our employee diversity and inclusion policies, programs, initiatives and other recruitment, retention, development and internal communications programs.

Communications with our Directors

Stockholders and other interested parties may send communications to the Board of Directors or to the non-employee directors as a group by writing to them c/o Corporate Secretary, Unisys Corporation, 801 Lakeview Drive, Suite 100, Blue Bell, Pennsylvania 19422. All communications directed to Board members will be delivered to them.

Other Governance Policies and Procedures

Corporate Governance Guidelines

The Board of Directors has adopted Guidelines on Significant Corporate Governance Issues. The full text of these guidelines is available on the Company's website at www.unisys.com/governance and is also available in print to any stockholder who requests it.

Code of Ethics and Business Conduct

The Unisys Code of Ethics and Business Conduct applies to all employees, officers (including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer or controller) and directors. The code is posted on the Company's website at www.unisys.com/ethics and is also available in print to any stockholder who requests it. The Company intends to post amendments to or waivers from the code (to the extent applicable to the Company's Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer or controller) at this location on its website.

Related Party Transactions

The Company is required to disclose any transactions since the beginning of 2022 (or any currently proposed transaction) in which the Company was a participant, the amount involved exceeds $120,000 and a director or executive officer, any immediate family member of a director or executive officer or any person or group beneficially owning more than 5% of the Company's common stock had a direct or indirect material interest. We do not have any such transactions to report.

Currently we have not adopted a policy specifically directed at the review, approval or ratification of related party transactions required to be disclosed. However, under the Unisys Code of Ethics and Business Conduct, all employees, officers and directors are required to avoid conflicts of interest. Employees (including officers) must review with, and obtain the approval of, their immediate supervisor and the Company's Chief Compliance Officer or their delegate, any situation (without regard to dollar amount) that may involve a conflict of interest. Directors should raise possible conflicts of interest with the Chief Executive Officer or the general counsel. The code of ethics defines a conflict of interest as any relationship, arrangement, investment or situation in which loyalties are divided between Unisys interests and personal interests and specifically notes involvement (either personally or through a family member) in a business that is a competitor, supplier or client of the Company as a particularly sensitive area that requires careful review.

Compensation of Directors

Annual Retainers		
Cash		$85,000
Restricted Stock Units	Restricted Stock Units having a value of $200,000	
Additional Cash Retainer	**Chair**	**Member**
Lead Independent Director		$50,000
Committees		
Audit and Finance	$30,000	$12,000
Compensation and Human Resources	$20,000	$10,000
Nominating and Corporate Governance	$16,250	$ 7,500
Security and Risk	$16,500	$ 7,500

Under our Guidelines on Significant Corporate Governance Issues, our leadership team reports to the Compensation and Human Resources Committee annually on the status of Board compensation in relation to our peer group of companies. Changes in Board compensation, if any, originate with the Compensation and Human Resources Committee, but are approved by the full Board following discussion. Particular attention is paid to structuring Board compensation in a manner aligned with stockholder interests. In this regard, a meaningful portion of a director's compensation is provided in stock unit awards. It is expected that directors will not, except in rare circumstances approved by the Board, draw any consulting, legal or other fees from the Company. In no event shall any member of the Audit and Finance Committee receive any compensation from the Company other than directors' fees.

At a meeting of the Board of Directors on February 4, 2022, the Board approved a grant to each non-employee director to be effective on February 25, 2022 for a number of restricted stock units that results by dividing $200,000 by the fair market value of a share of Unisys common stock on the effective date of the grant and rounding up to the nearest whole share. As a result, on February 25, 2022, each non-employee director as of that date received an annual grant of 9,187 restricted stock units having a value of $200,001 based on the fair market value of Unisys common stock on that date that vested immediately. Non-employee directors who first join the Board after the annual grant date receive pro-rated grants based on the date on which their service begins. Directors may defer receipt of these restricted stock units until termination of service, or until a specified date, under our deferred compensation plan for directors.

The annual retainers described above are paid in monthly installments in cash. Directors may defer until termination of service, or until a specified date, all or a portion of their cash fees under our deferred compensation plan for directors. Under this plan, any deferred cash amounts, and earnings or losses thereon (calculated by reference to investment options available under the Unisys Savings Plan and selected by the director), are recorded in a memorandum account maintained for each director. Formerly, directors may choose, on an annual basis, to receive their fees in the form of common stock equivalent units under the Unisys Corporation Director Stock Unit Plan. The value of each stock unit at any point in time is equal to the value of one share of Unisys common stock. Stock units are recorded in a memorandum account maintained for each director. A director's stock unit account is payable in Unisys common stock, either upon termination of service or on a date specified by the director, at the director's choice. Directors do not have the right to vote with respect to any stock units. This plan was terminated in 2004 and no shares (other than shares subject to outstanding awards previously received) are available for future issuance under this plan. The right to receive future payments of deferred cash accounts is an unsecured claim against the Company's general assets. Directors who are employees of the Company do not receive any cash, stock units, stock options or restricted stock units for their services as directors. The following table provides a summary of the compensation of current non-employee directors during 2022 (Mr. Kritzmacher, who was elected to the Board on December 13, 2022, is not included in the following table as he did not receive any compensation during 2022):

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2][3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Nathaniel A. Davis Lead Independent Director	135,000	200,001	—	—	—	—	335,001
Matthew J. Desch	95,000	200,001	—	—	—	—	295,001
Denise K. Fletcher Chair, Audit and Finance Committee	122,500	200,001	—	—	—	—	322,501
Philippe Germond Chair, Nominating and Corporate Governance Committee	101,250	200,001	—	—	—	—	301,251
Deborah Lee James	102,500	200,001	—	—	—	—	302,501
Paul E. Martin Chair, Security and Risk Committee	113,500	200,001	—	—	—	—	313,501
Regina Paolillo	104,500	200,001	—	—	—	—	304,501
Troy K. Richardson	104,500	200,001	—	—	—	—	304,501
Lee D. Roberts Chair, Compensation and Human Resources Committee	112,500	200,001	—	—	—	—	312,501
Roxanne Taylor	99,583	200,001	—	—	—	—	299,584

[1] Amounts shown are the annual board retainer and annual retainer fees for chairs of committees, committee membership and lead independent director. Includes amounts that have been deferred under the deferred compensation plan for directors.

[2] Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 18 to our 2022 financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022. Amounts shown are in respect of the 9,187 restricted stock units granted to non-employee directors. Includes awards that have been deferred under the deferred compensation plan for directors.

[3] At December 31, 2022, Ms. Fletcher had outstanding 1,314.8 stock units in respect of directors' fees and no other director had any such stock units.

[4] At December 31, 2022, none of the directors had outstanding stock options.

Stock Ownership Guidelines

Under our stock ownership guidelines, directors are expected to own Unisys stock or stock units having a value equal to five times their annual retainer within five years after the director's date of election to the Board. As a result of the increase in the expected ownership level resulting from the increase in the annual retainer paid to directors in 2019, directors serving as of January 1, 2019 will have until January 1, 2024 to be compliant with the new expected ownership level. The number of shares owned by each director is set forth in the stock ownership table on page 71.

5x

Cash component of annual retainer for directors

What Counts
- Shares owned directly or beneficially in the director's name
- Stock units deferred under a Unisys deferred compensation plan
- Shares owned by the director's spouse

What Does Not Count
- Unvested performance-based stock unit awards
- Unvested stock options
- Vested stock options that are not "in-the-money"


Proposal 2

Advisory Vote to Approve Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which was added under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is asking stockholders to approve an advisory resolution on compensation of its named executive officers, as described below in this proxy statement in "Executive Compensation", "Summary Compensation Table" and the related compensation tables and narrative.

As described in detail in "Compensation Discussion and Analysis" beginning on page 31, our executive compensation program is designed to attract, motivate and retain executives who lead our business, to reward them for achieving financial and strategic company goals and to align their interests with the interests of stockholders. We believe that the compensation of our named executive officers is reasonable, competitive and strongly focused on pay-for-performance principles, with a significant portion of target compensation at risk and performance-based. We emphasize compensation opportunities that appropriately reward executives for delivering financial results that meet or exceed pre-established goals, and executive compensation varies depending upon the achievement of those goals. Through stock ownership requirements and equity incentives, we also align the interests of our executive officers with those of stockholders and the long-term interests of the Company. We believe that the policies and procedures articulated in "Compensation Discussion and Analysis" are effective in achieving our goals and that the executive compensation reported in this proxy statement was appropriate and aligned with 2022 results. Please read "Compensation Discussion and Analysis" below, as well as the compensation tables and narrative that follow it, for additional details about our executive compensation programs and compensation of our named executive officers in 2022.

For the reasons set forth above, the Company is asking stockholders to approve the following advisory resolution at the annual meeting:

> RESOLVED, that the stockholders of Unisys Corporation approve, on an advisory basis, the compensation of the Company's named executive officers set forth in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding on the Company's Board of Directors. However, the Board and the Compensation and Human Resources Committee will review and consider the vote when making future executive compensation decisions.

✅ The Board of Directors recommends a vote **"FOR"** the advisory resolution approving the compensation of the Company's named executive officers as described in this proxy statement.



Compensation Discussion & Analysis

Section	Page
Executive Summary	31
What Guides Our Program	35
2022 Executive Compensation Program	42
Other Executive Compensation Practices and Policies	48

This section details the objectives and elements of the Unisys executive compensation program, describes the related processes of our Compensation and Human Resources Committee, and discusses the compensation earned by our Named Executive Officers ("NEOs"). For 2022, our NEOs were:



Peter A. Altabef
Chair and Chief Executive Officer



Katherine Ebrahimi
Senior Vice President and Chief Human Resources Officer



Debra McCann[1]
Executive Vice President and Chief Financial Officer



Teresa Poggenpohl
Senior Vice President and Chief Marketing Officer



Michael M. Thomson
President and Chief Operating Officer and Former Executive Vice President and Chief Financial Officer



Gerald P. Kenney[3]
Former Senior Vice President, General Counsel and Corporate Secretary



Claudius Sokenu[2]
Senior Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

[1]   Ms. McCann is a new hire as of May 2, 2022.

[2]   Mr. Sokenu is a new hire as of May 2, 2022. In addition to his role as General Counsel and Corporate Secretary, Mr. Sokenu was named Chief Administrative Officer in October 2022.

[3]   Mr. Kenney's employment with the Company terminated effective April 30, 2022. Severance payable to Mr. Kenney is described under the "Transition Agreement with Mr. Kenney" section.

Executive Summary

2022 Overview — Where We Are Today

Unisys is a global technology solutions company that powers breakthroughs for the world's leading organizations. Our agile technology solutions drive transformation across digital workplace; cloud, applications and infrastructure; enterprise computing; and business process solutions. From our origins dating back to 1873 through the formation of Unisys in 1986, we have built a legacy of innovation and reputation of trust. Across industries, we partner with clients on the mission-critical systems that support their daily operations, solving many of their toughest technology challenges across complex and highly regulated environments.

In 2022, the Company held revenue flat during a year of geopolitical and macroeconomic uncertainty. We expanded our Next-Gen Solutions, including Modern Workplace, Digital Platforms and Applications (DP&A), Specialized Services and Next-Gen Compute (SS&C), and micro-market solutions. These are our higher growth and margin solutions aligned with areas of the market where we see strong client demand. We see an opportunity to generate sustainable growth and margin expansion as these Next-Gen Solutions become a larger mix of the business and focus of our global sales efforts.

In November 2022, we launched the most significant brand transformation for Unisys since 1986. We now have a new brand identity for a new era of our company. Our future-focused brand story centers on progress and positions Unisys as the catalyst pushing people and organizations to break through to their next big innovation. The accompanying new brand campaign aims to increase awareness and transform perceptions of Unisys and our advanced solutions with key target audiences: clients, prospects, industry analysts, third-party advisors, and recruits. We anticipate the differentiated, relevant new Unisys brand and campaign will drive deeper client engagement and tangible value for the business, notably across key sales metrics such as leads, pipeline, wins, and revenue growth over time.

Shareholder Outreach

Each year, we make comprehensive efforts to proactively engage our shareholders to obtain important feedback, including discussing how our executive compensation program supports our strategy. Senior executives and directors of the Company, including the Chair of the Compensation and Human Resources Committee and Lead Independent Director, have participated in these investor meetings.

We received significant support for our say-on-pay proposal at the Company's 2021 and 2022 annual stockholders meetings with more than 97.7% of the shares voted in favor in 2021 and 97.6% in 2022. We remain engaged with shareholders and will continue to address shareholder feedback and considerations through changes to the executive compensation plans if the Compensation and Human Resources Committee believes that such changes are consistent with its pay philosophy and the Company's overall business strategy.



2021
Say-On-Pay Support
97.7%

2022
Say-On-Pay Support
97.6%

Five-Year Average
Say-On-Pay Support
89.8%

2022 Financial Results

The table below illustrates a three-year lookback and progression of Unisys Revenue Growth and Non-GAAP Operating Profit Margin. Revenue declined 3.6%, while Operating Profit was 8.0%.



How Did We Perform in 2022?

In 2022, we made measurable progress on our key operational and financial objectives and exited the year with strong momentum in our leading indicators. More specifically, we achieved double digit year over year growth in Annual Contract Value, Total Contract Value and Pipeline and expanded our Book-to-Bill ratio to 1.1x, up from 0.8x in 2021. We continued our progress in shifting our revenue to our higher value Next-Gen Solutions. We are excited for the future with a new brand identity and marketing campaign designed to build awareness for Unisys and its key solutions.

During 2022, our revenue declined 3.6% year over year on a reported basis, an increase of 0.1% in constant currency. Non-GAAP operating profit and adjusted EBITDA margins were 8% and 16.5% respectively. For a reconciliation of our GAAP measures to non-GAAP measures, please see the earnings release attached as Exhibit 99 to our Form 8-K filed on February 22, 2023.

Revenue	Non-GAAP Operating Profit Margin	Adjusted EBITDA Margin
2022 Actual: $1,980M or -3.6% Year-Over-Year	**2022 Actual: 8.0%**	**2022 Actual: 16.5%**

The global pension deficit improvement during 2022 was approximately $210 million. Based on calculations and actuarial assumptions as of December 31, 2022, which are likely to change in the future, we do not expect to make mandatory cash contributions to our U.S. qualified defined benefit pension plans until 2025. We had approximately $392 million in cash on the balance sheet as of December 31, 2022.

2022 Compensation Highlights

Pay Component	What We Did	Why We Did It
Base Salary	In 2022, Mr. Thomson received an 18.7% increase in base salary based on change in role to Chief Operating Officer and market considerations and Ms. Ebrahimi and Ms. Poggenpohl received a 3.8% and 3.3% increase respectively in base salary based on market considerations. No other NEOs received increases in 2022.	The increase in Mr. Thomson's base salary is based on change in role to Chief Operating Officer, performance, and market considerations, while the increase in Ms. Ebrahimi's and Ms. Poggenpohl's base salaries was based on performance and market considerations.
Short-Term Incentives ("STI")	Mr. Thomson's STI target percentage increased from 95% to 110%. No other NEOs received STI target percentage increases in 2022.	The increase in Mr. Thomson's STI target is due to his transition to his new role as Chief Operating Officer.
	In 2022, we incorporated a new Diversity, Equity & Inclusion ("DEI") non-financial metric to the annual STI program, in addition to the already existing Non-GAAP Operating Profit Margin, Revenue and Free Cash Flow financial metrics. This new DEI metric is weighted 15% for executive officers, including the NEOs, with Revenue weighted at 40%, Non-GAAP Operating Profit at 35% and Free Cash Flow at 10%. The 2022 DEI goals include improving the representation of (a) women globally and (b) associates from Underrepresented Ethnic Groups ("UREG") within the U.S.	We believe the success of this critical human capital measure supports our strategy in creating an equitable workforce that improves our organization, local communities and society. At Unisys, our commitment to our greatest strength, our people, will never change. We understand that our growth, success and competitiveness as a company depend on our ability to foster an inclusive culture, ensure diverse perspectives, and cultivate a strong sense of belonging.
	We tightened the payout range (which is expressed as a percentage of target opportunity) for Non-GAAP Operating Profit and Free Cash Flow as shown in the table below. Maximum overall STI funding remains at 200% of targets based on achievement of incentive goals.	We tightened the payout range to better align with market practice, our business financial goals and our annual Operating Plan.

Measure	2021	2022
Non-GAAP Operating Profit Achievement against objective of profitability	60%-135%	65%-130%
Revenue Achievement on growth objectives	90%-110%	90%-110%
Free Cash Flow Ability to generate cash	50%-150%	60%-135%
DEI Achievement on improving diversity representation	—	-1% to +2% (of target)

Pay Component	What We Did	Why We Did It
Long-Term Incentives ("LTI")	Beginning in 2022, 1/3 of total LTI delivered in performance-based cash was based on Non-GAAP Operating Profit, which was the measure in 2020, prior to the one-year change in 2021 to rTSR due to COVID-19. Vesting remains at 1/3 each year with three tranches based on 1-, 2-, and 3-year cumulative performance periods. In addition to the performance-based cash, 1/3 of total 2022 LTI grant value was time-based shares and 1/3 was rTSR performance-based shares.	We reverted to Non-GAAP Operating Profit in 2022 which had been the metric in the performance-based cash LTI prior to the temporary change due to COVID-19.

What Guides Our Program

Our Principles-Based Philosophy

Our executive compensation program is designed to align executives with shareholders and drive long-term profitable and sustainable growth, as well as to maintain leadership stability and incentivize successful execution of our strategy and operating plan. We believe this objective is achieved based on the following criteria:

Alignment with Long-Term Shareholders' Interests	Our NEOs' interests should be directly aligned with our shareholders' interests through compensation programs which emphasize an appropriate balance of short- and long-term financial performance and deliver a meaningful percentage of compensation in the form of equity awards. Our LTI program should further support our continued focus on driving shareholder value creation.
Competitiveness	Total compensation should be competitive in order to attract qualified individuals, motivate performance and retain executives with the abilities and skills needed to foster long-term shareholder value creation.
Motivating Achievement of Financial Goals and Strategic Objectives	A significant portion of overall compensation should be dependent on the achievement of our short and long-term financial goals and strategic objectives to create value in the long-term, which is a key pillar of our Pay for Performance philosophy.
Rewarding Superior Performance	Although total compensation should be competitive at the target performance level, performance that exceeds target should be appropriately rewarded. We also believe there should be a downside risk of below-target payouts if we do not achieve our financial goals and strategic objectives.
Responding to Change	As our industry evolves and our opportunities for competitive business advantages change over time, we must likewise evolve to continue to create value. Our compensation programs should be tailored to our strategic priorities (which may require changing the performance measures in our incentive plans) and our current outlook (which may impact how we calibrate incentive plan payouts to various levels of performance).

Compensation Components Overview

The Unisys executive compensation program includes base salary, short-term incentives and long-term incentives, each of which is described below.

	Element	Target Mix CEO	Target Mix NEOs	Description	Why is it provided
Fixed	**Base Salary**	 13%	 28%	Paid in cash	• Provides a competitive fixed rate of pay relative to similar positions in the market • Enables the Company to attract and retain critical executive talent
Variable, At-risk	**Short-Term Incentives ("STI")**	 18%	 23%	Paid annually in cash under the Executive Variable Compensation ("EVC") Plan	• Focuses NEOs on achieving rigorous and challenging annual performance goals aligned with the Company's annual operating plan to drive long-term shareholder value creation
	Long-Term Incentives ("LTI")	 69%	 49%	Paid under the LTI Plan using a combination of equity and cash	• 2/3 dependent on performance metrics and 1/3 time-based focuses NEOs on longer-term goals strongly aligned to drive shareholder value creation, as well as support the Company's leadership retention strategy

Compensation Mix

The charts below show the total target compensation mix of our CEO and our other NEOs. These charts illustrate that a significant majority of our NEOs' total target compensation is "at risk" (87% for our CEO and an average of 72% for our other NEOs).



Mix of Performance Measures

The performance measures included in the 2022 EVC and LTI plans are summarized below. These measures are aligned with our strategy, tracked regularly and used to manage and measure financial performance across our business. They are commonly used among the companies in our peer group and reflect the investor preferences we have heard during our shareholder engagement efforts:

2022 Performance Measures

Metric	Details	% of STI	% of LTI*
Relative Total Shareholder Return ("rTSR")	Unisys' Relative TSR positioning among the constituent companies of the Russell 2000 Index over multiple performance periods.	N/A	33.3%
Non-GAAP Operating Profit**	Non-GAAP Operating Profit excludes pre-tax post retirement expense and pre-tax charges in connection with cost-reduction activities, debt exchange/extinguishment and other expenses. Non-GAAP Operating Profit is subject to adjustment by the CEO and the Compensation and Human Resources Committee of the Board of Directors when there are special items related to discontinued operations, reorganizations, restructurings or significant non-operational items.	35%	33.3%
Revenue	This metric reflects Unisys' total revenue results.	40%	N/A
Free Cash Flow	Reflects cash flows from operating activities net of capital expenditures that allow us to make strategic investments, pay debts, return capital to shareholders.	10%	N/A
DEI	Metric added in 2022 with weightings of 7.5% gender diversity and 7.5% UREG	15%	N/A

* Remaining 33.3% of LTI is delivered in Time-Based RSUs which are directly linked to share price.

** Non-GAAP Operating profit was added back to the LTI mix at 33.3% weighting in 2022.

How Performance Targets are Established

The figure below depicts the process and factors that we use to set the performance targets for our short- and long-term incentive plans. We use our long-term planning process to estimate multi-year performance goals, which inform our LTI plan metrics. Annually, we establish our operating plan based on internal and external factors, the outputs of which are used in establishing our STI goals.


Market Conditions & Competitive Environment
Shareholder Value Creation
Assess Market Demands
Market-Based Budgeting
Top-Down Approach
Start of the Process
Long-Term Planning
Estimates of multi-year performance
Annual Plan
Detailed performance expectations for the year
Aligned
Wall St Guidance
External performance metrics
Management Targets
Internal business metrics
Bottoms-Up Approach
Client-Based Budgeting
Current Business Pipeline
Costs of Operations
Substantiated Investments

Best Practice Governance Practices

The Compensation and Human Resources Committee continually evaluates the Company's compensation policies and practices to ensure they are consistent with best practice principles. Below are highlights of our governance practices:

What We Do

- ✔ Provide the majority of compensation in performance-based pay
- ✔ Maintain stock ownership guidelines for officers and directors (excludes stock options)
- ✔ Cap incentive plan at 2x target; no payouts below threshold
- ✔ Maintain a clawback policy
- ✔ Reflect multi-dimensional performance using earnings, revenue, cash and market performance with a mix of relative and absolute goals; also assess performance over multiple time periods with 1-year performance in the STI and 1 year, 2-year and 3-year performance periods in the performance-based component of the LTI
- ✔ Require one-year minimum vesting for all LTI awards
- ✔ Have change in control agreements with double-trigger severance provisions
- ✔ Conduct annual compensation program risk assessment
- ✔ Adhere to an insider trading policy
- ✔ Use an independent compensation consultant engaged by and reporting directly to the Compensation and Human Resources Committee

What We Don't Do

- ✖ Excise tax gross-ups on a change in control
- ✖ Excessive severance in a change in control or termination
- ✖ Excessive perquisites
- ✖ Hedging transactions, speculation, short sales, margin accounts or pledging Unisys securities
- ✖ Automatic vesting of equity upon a change in control
- ✖ Stock option repricing, reloads, or cash buyouts
- ✖ Discounted stock options or SARs
- ✖ Liberal change in control definition

The Decision-Making Process


Independent Compensation Consultant
Identification and comparison of peer companies like Unisys with regard to revenue, employee population, services provided, technology offerings, etc.
Chief Human Resources Officer
Prepares initial compensation proposals for each NEO using the competitive market compensation data
Chief Executive Officer
Reviews recommendations from management on compensation and performance and provides strategic recommendations (except CEO pay)
Compensation & Human Resources Committee
Oversees and determines executive officer compensation; Reviews Director compensation, executive officer succession plan, development process, and HR Human Capital Strategy
Potential Additional Information Requested

Roles and Responsibilities

Compensation and Human Resources Committee

The Compensation Committee was renamed the Compensation and Human Resources Committee shortly prior to 2022 (referred to in this section as the "Committee") to reflect the broader human capital responsibilities of the Committee. The Committee is comprised of independent, non-employee members of the Board. The Committee is appointed by the Board to:

(1) oversee and recommend to the Board of Directors compensation changes for the CEO;

(2) oversee compensation of our executive officers;

(3) oversee compensation-related policies and programs involving our executive officers and the level of benefits of officers and key employees;

(4) review and recommend to the Board compensation of the Company's Directors;

(5) review the senior executive succession plan and the senior executive leadership development process as presented by the CEO; and

(6) review our human capital and people strategy as presented by the Chief Human Resources Officer, including Diversity, Equity and Inclusion initiatives.

The Committee oversees the executive compensation program for our NEOs and works very closely with its independent compensation consultant and the leadership team to examine the effectiveness of our executive compensation program throughout the year. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed at our Investor Relations website: www.unisys.com/governance.

As part of the responsibilities described in its charter, the Committee sets objective business performance targets and the amounts payable at different levels of performance under the EVC and LTI plans. Goal setting is part of the Company's overall business planning process. As part of this process, a range of performance scenarios is developed. Goals are then set at the threshold, target and maximum performance levels — driven by the strategic and operational plans approved by the Board. The Committee also considers the probability of achievement of different levels of performance when setting goals.

Leadership

The Committee receives reports and recommendations from management during the year on multiple compensation and performance-related topics. Throughout 2022, the Committee solicited input from Mr. Altabef regarding the compensation and performance of executive officers. In addition, Mr. Altabef provided recommendations, based on our operating and strategic plans, to the Committee related to the performance measures used in the Company's short- and long-term incentive plans, as well as the recommended threshold, target and maximum performance levels.

Independent Compensation Consultant

The Committee retains and regularly consults with an independent compensation consultant, Meridian Compensation Partners LLC ("Meridian"). To ensure the Committee receives independent and unbiased advice and analysis, the consultant is prohibited from providing any services to Company leadership. Under its charter, the Committee has sole authority to retain and terminate outside compensation consultants, including the authority to approve the consultant's fees and other retention terms. The consultant maintains active engagement with the Committee chair and reports to the Committee. The Committee annually reviews the independence of the consultant's work under rules adopted by the SEC and NYSE and has found no conflicts.

In 2022, Meridian performed duties requested by the Committee including:

(1) providing recommendations on the composition of the peer group;

(2) analyzing executive and Director compensation in comparison to market references;

(3) updating the Committee on executive compensation and governance market trends;

(4) advising the Committee on STI and LTI plan designs;

(5) reviewing disclosures related to executive and Director compensation;

(6) providing data, analysis and advice for review of Mr. Altabef's compensation, which is then recommended to and approved by the independent members of the Board of Directors;

(7) regularly attending meetings and joining from time to time in executive sessions with the Committee without the presence of management; and

(8) supporting requests from the Committee.

Timeline



Review

- Evaluate Peer group
- Conduct competitive market review

Engage

- Consider compensation program changes
- Review trends and developments related to compensation governance

Evaluate

- Determine compensation program design changes
- Establish performance measures and targets and individual performance objectives

Approve

- Review CEO performance
- Set target compensation for CEO and executive officers
- Approve annual STI payouts and long-term incentive grants

Peer Group

The executive compensation program considers market compensation practices of companies with which the Company competes or could compete for executive talent (the "peer group") and/ or business. As part of its process, the Committee compares the Company's overall compensation structure (mix of pay) and levels for the NEOs (total annual compensation, as well as each component of their total compensation) to the peer group market ranges from the 25th to 75th percentiles. The Committee's selection of peer group companies was based on input from the Committee's compensation consultant, business judgement and the following selection criteria:

Peer Group Screening Area

Comparable Size	Comparable Industry and Peers
• Revenue ($500M - $8B), market capitalization (<$40B), number of employees, EBITDA margin, enterprise value	• Industry Group as defined by GICS classification, reviewing peer groups provided by third parties, other competitors and proxy advisory firms
Publicly-Traded US Based Companies	**Other Consideration**
• Traded on North American Stock Exchanges, filings, financials, compensation data available	• Business fit, Non-US Sales, cybersecurity, software, services, technology offerings and end markets

The Committee regularly reviews the composition of the peer group and its selection criteria to ensure that they remain appropriate in light of the evolving competitive landscape, including consideration of merger and acquisition activity. In July 2021 as part of the annual review, the Committee's compensation consultant recommended, and the Committee approved, the following peer group of companies for setting 2022 executive compensation:

2022 Compensation Peer Group

- ✓ Booz Allen Hamilton Holding Corporation
- ✓ CACI International Inc.
- ✓ EPAM Systems, Inc.
- ✓ Fortinet Inc.
- ✓ ICF International Inc.
- ✓ ManTech International Corporation
- ✓ MAXIMUS, Inc.
- ✓ NetScout Systems, Inc.

- ✓ Palo Alto Networks, Inc.
- ✓ Science Applications International Corporation
- ✓ Sykes Enterprises Incorporated
- ✓ Teradata Corporation
- ✓ TTEC Holding, Inc.
- ✓ Vectrus, Inc.
- ✓ Verint System, Inc.

New for 2022



- ✓ Sabre Corporation
- ✓ Tyler Technologies, Inc.

The 2022 peer group does not include the following companies which were included in the 2021 peer group for the reasons stated: Virtusa (acquired in February 2021 and no longer publicly traded), GTT Communications (delisted) and NCR (acquired Cardtronics for pushing above the comparable revenue scope for Unisys).

The 2022 peer group includes two new companies: Tyler Technologies Inc. and Sabre Corporation – both are comparable to Unisys from a business perspective and meet the quantitative screening criteria.



Unisys vs. Peer Groups

When determining 2022 compensation for the executive officers, the Committee also considered information compiled by its independent compensation consultant from various market survey sources. These surveys show compensation levels across a broad spectrum of technology companies and were used to inform the Committee regarding market executive compensation levels.

2022 Executive Compensation Program

Base Salary

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain executive leadership talent. When reviewing base salary decisions for NEOs other than the CEO, the Committee considers the CEO's recommendations, as well as each NEO's position and level of responsibility within the Company. The Committee also takes into account factors such as relevant market data, overall Company performance, individual performance and contributions, and internal equity within the Company. For 2022, aligning with the market, Mr. Thomson received an 18.7% increase in his base salary based on past performance and as a result of the change in his role Chief Operating Officer and Ms. Ebrahimi and Ms. Poggenpohl received a 3.8% and 3.3% increase, respectively, in base salary based on performance and market conditions. No other NEOs received increases in their base salaries during 2022.

NEO	Base Salary
Peter A. Altabef	$991,000
Debra McCann	$500,000
Michael M. Thomson	$635,000
Claudius Sokenu	$500,000
Katherine Ebrahimi	$415,000
Teresa Poggenpohl	$465,000
Gerald P. Kenney	$500,000

Short-Term Incentive Compensation

The NEOs are eligible to receive an annual cash incentive payment through the EVC plan, which is designed to incentivize executives to attain short-term performance goals aligned with the Company's annual operating plan as a part of our Pay for Performance philosophy. The Committee has the discretion to determine the criteria applicable to incentive payments and the amounts of such payouts. For 2022, the awards paid to NEOs under the EVC plan depended upon (a) the NEO's target incentive opportunity and (b) the degree to which the Company performance goals were met.

For 2022, target award opportunities for NEOs, which are stated as a percentage of actual earned base salary, were as follows:

NEO	2022 Target Award Opportunity (as % of actual earned base salary)	2022 Target Award Opportunity ($)
Peter A. Altabef	140%	$1,387,400
Debra McCann	95%	$ 315,347
Michael M. Thomson	110%	$ 698,500
Claudius Sokenu	95%	$ 315,347
Katherine Ebrahimi	95%	$ 394,250
Teresa Poggenpohl	95%	$ 441,750

The Committee reviews the performance measures under the EVC plan on an annual basis to ensure they support our operating plan and keep our NEOs focused on attaining rigorous short-term goals.

Corporate Non-GAAP Operating Profit minimum performance achievement of 50% of target funding gate is required for the total EVC plan to fund for the performance year. For 2022, we exceeded the minimum performance requirement.

Below are the 2022 performance measures and their respective 2022 payout curves. We believe these measures are the most effective in assessing the success of our business strategy.

Measure	Weighting	2022
Revenue	40%	90%-110%
Non-GAAP Operating Profit	35%	65%-130%
Free Cash Flow	10%	60%-135%
DEI	15%	-1%- +2% (of target)









DEI

For the DEI metrics, the plan funds 50% at one percentage point achievement below target, 100% at target and 200% at two percentage points above target. Funding is interpolated on a straight-line basis between threshold and target, as well as between target and maximum.

The Committee set threshold, target, and maximum payout opportunities in 2022 for each measure as shown below:

Performance Level	Non-GAAP Operating Profit, Revenue Free Cash Flow, and DEI Payout (as % of Target)
Below Threshold	0%
Threshold	50%
Target	100%
Maximum	200%

The table below summarizes the threshold, target and maximum performance levels, actual results as reported and adjusted results for determining EVC payouts for each performance measure for 2022.

Measure (Unisys Corporate)	Metric[1]			Weight	Results		
	Threshold	Target	Maximum		Results	Funding by Metric	Weighted by Metric
Revenue ($M)	2022 Actual ($M) **$1,979.9** $1,959	$2,177	$2,395	 40%	91%	55%	21.9%
Non-GAAP Op Profit ($M)	2022 Actual ($M) **$159.0** $141	$217	$282	 35%	73%	62%	21.7%
Free Cash Flow ($M)	2022 Actual ($) **($73.2)** $60	$100	$135	 10%	(73.2%)	0%	0.0%
Non-Financial (DEI) *Women Globally*	2022 Actual (DEI) **24.4%** 23%	24%	26%	 7.5%	102%	120%	9.0%
Non-Financial (DEI) *UREG US Only*	2022 Actual (DEI) **20.5%** 20%	21%	23%	 7.5%	98%	75%	5.6%
						Total Funding:	**58.2%**

[1] Payout ratios at performance levels between Threshold-Target and Target-Maximum are interpolated on a straight-line basis.

The following table shows the 2022 EVC targets and the actual awards paid to the NEOs under the EVC plan.

NEO	2022 EVC Target	Total Amount Paid	Total Paid as % of Target
Peter A. Altabef	$1,387,400	$807,467	58.2%
Debra McCann	$ 315,347	$183,532	58.2%
Michael M. Thomson	$ 698,500	$406,527	58.2%
Claudius Sokenu	$ 315,347	$183,532	58.2%
Katherine Ebrahimi	$ 394,250	$229,454	58.2%
Teresa Poggenpohl	$ 441,750	$257,099	58.2%

Long-Term Incentive Compensation

The LTI plan is designed to provide executives with a continuing stake in our long-term success and to align their interests with those of our shareholders. The LTI plan provides cash and equity-based awards.

For 2022, the Committee used a combination of long-term incentive vehicles, including 1/3 TSR Based-RSUs, 1/3 Non-GAAP Operating Profit-Based Cash and 1/3 Time-Based RSUs. These vehicles focus NEOs on driving long-term shareholder value creation, as well as fostering leadership stability. LTI targets for NEOs remained unchanged from prior year with exception of Mr. Thomson due to the transition to his new role as Chief Operating Officer and Ms. Poggenpohl based on market competitive benchmarking performed by the Committee's independent compensation consultant.

Element of LTI	Overview of Design
TSR-Based RSUs	• Grant is tied to the achievement of TSR as follows: -1/3 of target one-year performance (2022) -1/3 of target two-year performance (2022-2023) -1/3 of target three-year performance (2022-2024) • The awards measure rTSR from a percentile positioning perspective among the constituent companies of the Russell 2000 Index.

	Relative TSR Positioning			
	Below Threshold	Threshold	Target	Maximum
Ranking	Below 25th Percentile	25th Percentile	55th Percentile	80th Percentile
LTI Achievement	0% of target	50% of target	100% of target	200% of target

	• Results are interpolated between Threshold and Maximum. • The overall TSR calculation is based on the average price of the 30-day trading days preceding both the start and end dates of the respective performance periods.
Non-GAAP Operating Profit-Based Cash	• Grant is tied to the achievement of Non-GAAP Operating Profit as follows: -1/3 of target one-year performance (2022) -1/3 of target two-year performance (2022-2023) -1/3 of target three-year performance (2022-2024)
Time-Based RSUs	• Vest 1/3 per year on the anniversary of the grant

The performance-based elements of the LTI plan — TSR-Based RSUs and Non-GAAP Operating Profit-Based Cash — feature concurrent one-year, two-year cumulative and three-year cumulative performance periods. The actual number of TSR-Based RSUs and Non-GAAP Operating Profit-Based Cash vested and settled depend on the achievement of results. TSR-Based RSU awards are settled in stock and Non-GAAP Operating Profit-Based cash awards are paid in cash upon vesting and the certification of performance results by the Committee. The performance result used to determine the actual award earned is calculated at the end of each performance period.

Vesting year	2022	2023	2024	2025
1st Tranche (1/3 of opportunity)	2022 Target Awards Granted to NEOs	Actual awards vest in 2023 (for 2022 performance)		
2nd Tranche (1/3 of opportunity)		Actual awards vest in 2024 (for 2022-2023 performance)		
3rd Tranche (1/3 of opportunity)		Actual awards vest in 2025 (for 2022-2024 performance)		

2022 Target LTI Plan Award Grants

The table below shows the target value of the long-term incentive awards granted in 2022 as of the grant date for each of the NEOs.

NEO	TSR-Based RSUs	Performance-Based Cash	Time-Based RSUs	Total Value
Peter A. Altabef	$1,707,200	$ 1,707,200	$1,707,200	$5,121,600
Debra McCann	$ 333,300	$ 333,400	$ 333,300	$1,000,000
Michael M. Thomson	$ 550,000	$ 550,000	$ 550,000	$1,650,000
Claudius Sokenu	$ 183,300	$ 183,400	$ 183,300	$ 550,000
Katherine Ebrahimi	$ 166,650	$ 166,700	$ 166,650	$ 500,000
Teresa Poggenpohl	$ 150,000	$ 150,000	$ 150,000	$ 450,000

2022 Performance Retention Equity Awards

In 2022, newly hired executive officers Debra McCann and Claudius Sokenu received a one-time Special Performance Retention Equity Award issued on June 1, 2022.

These awards are primarily performance-oriented, are focused on our most critical talent (including the NEOs) and provide additional performance-based compensation only if share price hurdles are met for 20 consecutive trading days, thereby requiring sustainable performance directly aligned with stock price appreciation.

These awards will vest three years after the grant date and include a component that is dependent on the sustained increase in the Company's stock price relative to the average closing stock price for the 20 trading days immediately preceding the grant date (weighted at 2/3) and a component that consists of time-based RSUs (weighted at 1/3) intended to incentivize retention. The size of each award varies based on the business impact of each recipient's role.

NEO	Stock-Price Appreciation	Time-Based RSUs	Total Target Value
Debra McCann	$500,000	$250,000	$750,000
Claudius Sokenu	$223,333	$111,667	$335,000

The measurement price (starting price) used in determining achievement of the performance-based portion of the Special Performance Retention Equity Award is $11.92, which is the average closing stock price for the 20 trading days immediately preceding the grant date (May 4, 2022 – June 1, 2022).

Performance-Based Attainment	<10%	+10%	+15%	+20%
Unisys Stock Price Requirement	<$11.92	$13.11	$13.71	$14.30
% of Target Shares Vesting	0%	50%	75%	100%

More information about the long-term incentive awards granted to each NEO in 2022 is set forth under "Grants of Plan-Based Awards".

2020, 2021 and 2022 LTI Results

TSR-RSUs vested amounts for each tranche of the LTI grants from 2020, 2021 and 2022, TSR-Cash vested for each tranche of the LTI grant from 2021 and Profit-Based Cash vested for each tranche of LTI grants from 2020 and 2022 are shown in the tables below. Vesting amounts for Profit-Based Cash are determined based on actual profit versus pre-established threshold, target and maximum goals, while vesting amounts for TSR-RSUs and TSR-Cash are based on comparing Unisys rTSR during the relevant period to the Russell 2000 Index.

2020 and 2022 Profit-Based Cash

Results are based on Non-GAAP Operating Profit. Targets for open performance periods of Profit-Based Cash awards for the 2020 award were adjusted in February 2020 to reflect the sale of the U.S. Federal business.



Grant Year	Vesting Period	Performance Period	Threshold ($M)	Target ($M)	Maximum ($M)	Actual ($M)	Payout
2020	Tranche 3	1/1/2020-12/31/2022	$287	$573	$716	**$510**	**88.90%**
2022	Tranche 1	1/1/2022-12/31/2022	$109	$217	$271	**$159**	**73.15%**

2020, 2021 and 2022 TSR-Based RSUs and 2021 TSR-Based Cash

Results are based on Unisys TSR as compared to the Russell 2000 Index as shown below.

Grant Year	Vesting Period	Performance Period	Vested Percentage
2020[(1)]	**Tranche 3**	1/1/2020-12/31/2022	**37.28%**
2021[(2)]	**Tranche 2**	1/1/2021-12/31/2022	**0%**
2022[(3)]	**Tranche 1**	1/1/2022-12/31/2022	**0%**

(1) For the 2020 grant, three-year Unisys rTSR was -26.60% as compared to the Russell 2000 index rTSR of 4.76%. As a result, the NEOs earned 37.28% of the third tranche of the 2020 rTSR-Based RSU grant.

(2) For the 2021 grant, we measured rTSR among the constituent companies of the Russell 2000 Index from January 1, 2021 through December 31, 2022. The results of the 2022 rTSR positioning of the peer companies in the index were Threshold -48.12%, Target 6.76% and Maximum 46.30%. For this grant, two-year Unisys rTSR was -73.02%. This results in a ranking of 1,572 out of 1,819, for a 14th percentile ranking and 0% vesting.

(3) For the 2022 grant, we measured rTSR among the constituent companies of the Russell 2000 Index from January 1, 2022 through December 31, 2022. The results of the 2022 rTSR positioning of the peer companies in the index were Threshold -54.04%, Target -18.24% and Maximum 7.46%. For this grant, one-year Unisys rTSR was -76.78%. This results in a ranking of 1,745 out of 1,922, for a 9th percentile ranking and 0% vesting.

Long-Term Incentive Granting Practices

Most awards are granted in the first quarter of the year, although awards may be granted as part of the hiring process or in connection with a promotion or significant change in responsibility. Annual grants are approved at a specified, regularly scheduled meeting of the Committee with a grant date that is three days after the Company's earnings release. The Committee approves the type and number of awards to be granted and the performance criteria for awards. For all grants, the grant date is no earlier than the date of the meeting at which such grant is approved. The dates of regularly scheduled Board and Committee meetings are generally determined many months in advance as part of the normal Board scheduling process. Timing of grants is not coordinated with the release of material nonpublic information and that the Committee does not consider material nonpublic information when determining whether and in what amount to make equity awards.

LTI awards granted during the year outside of the annual award have a grant date no earlier than the date of approval. Grants that require the approval of the Committee are typically reviewed and approved at a regularly scheduled Compensation and Human Resources Committee meeting or by written consent in advance of the individual's employment commencement or promotion date. For those awards requiring Committee approval, the grant date is the first trading day of the month following confirmation of both Committee approval and the individual's hire or date of promotion, unless otherwise approved by the Committee.

Other Executive Compensation Practices and Policies

All executive officers, including NEOs, are expected to own Unisys stock or stock units (including unvested Time-Based RSUs and earned TSR-Based RSUs that have not yet vested) having a value equal to or greater than a multiple of their annual base salary, as shown in the table below. Outstanding stock options and RSUs that have not yet met the performance criteria do not count toward fulfillment of the ownership guidelines. In addition, any "in the money" portion of vested stock options do not count toward stock ownership achievement. Executive officers are expected to meet the ownership guidelines within five years of appointment. The Committee reviews the adequacy of and compliance with the guidelines on an annual basis. The number of shares owned by each NEO is set forth in the section entitled, "Security Ownership by Certain Beneficial Owners and Management."

Role	Ownership Requirement
CEO	3.0x base salary
CFO & COO	1.5x base salary
Corporate SVP	1.0x base salary

Currently based on the recent reduction in the Unisys stock price, along with recent new hires, several NEOs and Executive Officers fall below the ownership requirement level. We are closely monitoring as the stock price fluctuates and additional grants are issued.

Clawback Policy

We maintain a clawback policy that applies to all NEOs and other executive officers of the Company. Under the clawback policy, we will seek to recover incentive-based compensation (including cash and equity) if our financial statements are required to be restated as a result of the Company's material non-compliance with the financial reporting requirements under U.S. federal securities laws and if the executive officer engaged in fraud or intentional misconduct that caused or otherwise contributed to the need for the restatement.

We will further comply with any recoupment requirements imposed by applicable laws, rules or regulations, including in connection with the final rule issued by the SEC implementing the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the recoupment of incentive-based compensation. We will monitor the listing standards adopted by the NYSE and amend our clawback policy during the required timeframe in compliance with those standards.

Insider Trading, Anti-Hedging, and Anti-Pledging Policy

We maintain an insider trading policy, which applies to all employees, officers and directors of the Company and its subsidiaries. The policy prohibits trading in securities of the Company while aware of material non-public information. Individuals whose roles are likely to provide them with access to material non-public information, including the NEOs and members of the Board of Directors, are subject to further restrictions, which, among other things, limits them to trading during quarterly trading windows with pre-clearance and prohibits derivatives trading, short sales, margin transactions, pledges and hedging transactions relating to Unisys securities at any time.

Risk Assessment and Mitigation of Compensation Policies and Practices

The Committee has reviewed the Company's incentive compensation programs, discussed the concept of risk as it relates to the Company's compensation program, considered various mitigating factors and reviewed these items with Meridian, the Committee's independent compensation consultant. In addition, the Committee has asked Meridian to conduct an independent risk assessment of the Company's executive compensation program. Based on these reviews and discussions, the Committee does not believe the Company's compensation program creates risks that are reasonably likely to have a material adverse effect on the Company's business.

Other Bonuses

The Company has a strong bias toward incentives based on pre-established goals and limits use of discretionary bonuses. In limited cases, we have provided modest sign-on bonuses to executives in order to recognize value forgone at a prior employer or to attract a new executive to join the Company. Sign-on bonuses are often paid in installments to mitigate risk if the executive leaves the Company. Generally, executives are required to repay any sign-on bonuses if they leave prior to completing one year of service.

Other Benefits

Executive officers participate in the retirement programs discussed below under "Defined Contribution Plans" and "Non-Qualified Deferred Compensation". In addition, subject to underwriting approvals and applicable corporate governance requirements, executive officers appointed prior to February 2015 are eligible for supplemental death benefits under the Unisys Corporation Executive Death Benefit Only Program, which provides a death benefit equal to four times an executive officer's base salary plus target bonus (if death occurs during active employment) or two and one-half times an executive officer's final base salary (for retired officers who remain eligible for the benefit). The Company increases the benefit payable to the executive officer's beneficiary to cover any income and employment taxes due. This benefit is no longer available to newly appointed executive officers. Of the active NEOs, Mr. Altabef is the only participant in this legacy program.

Perquisites available to executive officers are limited to financial counseling/tax preparation services, an annual physical examination and spousal travel with a bona fide business need. These benefits are designed to promote executive wellness and financial security. See the Summary Compensation Table for additional detail.

In order to attract and retain key executives, the Company enters into severance and change-in-control agreements with its executive officers, including the NEOs. The severance agreements are intended to align with market practice. The change in control agreements are intended to provide retention and management continuity in the event of an actual or threatened change in control. More detail is provided under "Termination Arrangements."

Compensation and Human Resources Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with management. Based on such review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Human Resources Committee

Matthew J. Desch
Deborah Lee James
Lee D. Roberts (Chair)
Roxanne Taylor

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act that might incorporate this proxy statement or future filings with the SEC, in whole or in part, the above report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information concerning the compensation of the NEOs for services rendered in all capacities to Unisys.

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2][3] ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation[4] ($)	Change in Pension Value and Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation[5] ($)	Total ($)
Peter A. Altabef Chair and Chief Executive Officer	2022	991,000	—	4,384,201	—	1,700,836	—	16,700	7,092,737
	2021	991,000	—	4,234,347	—	2,814,432	—	19,756	8,059,535
	2020	861,408	—	3,592,245	—	2,761,869	—	18,671	7,234,194
Debra McCann Executive Vice President and Chief Financial Officer	2022	327,000	—	1,999,069	—	264,826	—	8,573	2,599,468
Michael M. Thomson President and Chief Operating Officer and Former Executive Vice President and Chief Financial Officer	2022	623,500	—	1,412,482	—	639,435	—	8,998	2,684,415
	2021	535,000	—	2,682,393	—	742,064	—	8,515	3,967,972
	2020	499,750	225,000	743,684	—	655,750	—	8,550	2,132,735
Claudius Sokenu Senior Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer	2022	327,000	200,000	1,028,157	—	228,251	—	5,616	1,789,025
Katherine Ebrahimi Senior Vice President, Chief Human Resources Officer	2022	413,300	—	428,021	—	319,501	—	14,150	1,174,972
	2021	400,000	—	742,080	—	507,985	—	13,700	1,663,765
Teresa Poggenpohl Senior Vice President and Chief Marketing Officer	2022	463,270	—	385,253	—	293,674	—	16,736	1,158,932
Gerald P. Kenney Former Senior Vice President, General Counsel and Corporate Secretary	2022	173,100	—	—	—	54,349	—	997,262	1,224,711
	2021	500,000	—	785,856	—	603,654	—	13,596	1,903,106
	2020	467,131	—	408,980	—	613,570	—	13,550	1,503,232

[1] Amounts shown for 2022 include sign-on bonus for Mr. Sokenu at time of hire.

[2] Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 18 to the Company's 2022 financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022. For more details on grants in 2022, see "Grants of Plan-Based Awards" below.

[3] Amounts shown for 2022 represent the aggregate grant date Monte Carlo simulation of the TSR-Based RSUs, assuming that target performance levels are met, Time-Based RSUs, and Performance Retention Equity Awards, assuming stock hurdle and time requirements are met. Only Ms. McCann and Mr. Sokenu received a Performance Retention Equity Award in 2022. Assuming that maximum performance levels are achieved for the TSR-Based RSUs and Share Hurdle target is achieved, the value of the awards at date of grant would be as follows: Mr. Altabef — $5,353,995, Ms. McCann - $2,391,563, Mr. Thomson — $1,724,926, Mr. Sokenu - $1,269,845, Ms. Ebrahimi - $522,701, Ms. Poggenpohl - $470,472 and Mr. Kenney $0.

[4] Amounts include short-term incentives paid under the 2022 EVC Plan and 2022 payouts of Target Long-Term Performance-Based Cash incentives under the 2019 Long-Term Incentive Plan.

[5] For 2022, amounts consist of the following: Mr. Altabef — 401(k) matching contributions of $9,200 and perquisites of $7,500, for financial planning; Ms. McCann – 401(k) matching contributions of $8,573; Mr. Thomson — 401(k) matching contributions of $8,998; Mr. Sokenu –perquisites of $5,616, which include financial planning and physical; Ms. Ebrahimi – 401(k) matching contribution of $9,150 and perquisites of $5,000 for financial planning, Ms. Poggenpohl – 401(k) matching contribution of $11,736 and perquisites of $5,000 for financial planning and Mr. Kenney — 401(k) matching contributions of $9,200 and perquisites of $3,095 for financial planning, COBRA reimbursement of $9,967 and cash severance of $975,000.

Grants of Plan-Based Awards

The following table sets forth information on grants of plan-based awards during 2022 to the NEOs.

Name	Award Type	Grant Date in 2022	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[3][4]
			Threshold ($)[1]	Target ($)[2]	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Peter A. Altabef	EVC Plan[1]		693,700	1,387,400	2,774,800							
	Time-Based RSU	2/25							78,420			1,707,203
	TSR-Based RSU	2/25				39,210	78,420	156,840				2,676,997
	Performance-Based Cash LTI	2/25	853,600	1,707,200	3,414,400							
Debra McCann	EVC Plan[1]		237,500	475,000	950,000							
	Time-Based RSU	6/1							28,585			333,301
	TSR-Based RSU	6/1				14,293	28,585	57,170				975,797
	Performance-Based Cash LTI	6/1	166,700	333,400	666,800							
	Time-Based Retention Award[5]	6/1							21,441			250,002
	Performance-Based Retention Award[5]	6/1					42,882					439,969
Michael M. Thomson	EVC Plan[1]		349,250	698,500	1,397,000							
	Time-Based RSU	2/25							25,265			550,019
	TSR-Based RSU	2/25				12,633	25,265	50,530				862,463
	Performance-Based Cash LTI	2/25	275,000	550,000	1,100,000							
Claudius Sokenu	EVC Plan[1]		237,500	475,000	950,000							
	Time-Based RSU	6/1							15,721			183,307
	TSR-Based RSU	6/1				7,861	15,721	31,442				536,663
	Performance-Based Cash LTI	6/1	91,700	183,400	366,800							
	Time-Based Retention Award[5]	6/1							9,577			111,668
	Performance-Based Retention Award[5]	6/1					19,154					196,520
Katherine Ebrahimi	EVC Plan[1]		197,125	394,250	788,500							
	Time-Based RSU	2/25							7,656			166,671
	TSR-Based RSU	2/25				3,828	7,656	15,312				261,350
	Performance-Based Cash LTI	2/25	83,350	166,700	333,400							
Teresa Poggenpohl	EVC Plan[1]		220,875	441,750	883,500							
	Time-Based RSU	2/25							6,891			150,017
	TSR-Based RSU	2/25				3,446	6,891	13,782				235,236
	Performance-Based Cash LTI	2/25	75,000	150,000	300,000							

[1] Threshold funding for Non-GAAP Operating Profit is 65%, Revenue is 90% and Free Cash Flow is 60%.

[2] Target amounts represent annualized base salary at year-end multiplied by target bonus percent.

[3] The Time-Based RSU value is determined using the Unisys closing price on grant date: $21.77 on 2/25/2022 and $11.66 on 6/1/2022.

[4] TSR-Based RSU value are determined based on Monte-Carlo simulation using the following assumptions based on the vesting tranches: (a) Tranche 1/1/2022 to 12/31/2022: $33.26; (b) Tranche 1/1/2022 to 12/31/2023: $34.06; and (c) Tranche 1/1/2022 to 12/31/2024 $35.09.

[5] Ms. McCann and Mr. Sokenu received Performance-based Equity Retention Awards on June 1, 2022, closing price of $11.66.

Awards shown under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" are annual bonuses in the form of cash incentive compensation through the EVC Plan and performance-based cash awards. As discussed more fully in "Compensation Discussion and Analysis" above, the amount of incentive compensation paid to the NEOs under the EVC Plan generally depends upon (a) the officer's target annual bonus amount and (b) the degree to which the Company's performance goals were met.

rTSR-Based RSUs are earned one-third annually over a three-year period and Non-GAAP Operating Profit Based Cash LTI are earned one-third annually over a three-year period. Such earned awards vest on the first, second and third anniversary of grant, respectively, if the NEO is then employed by the Company. Performance Based Cash LTI paid out at 73.15% of target on the vesting date of February 25, 2023.

Awards shown under "All Other Stock Awards" are Time-Based RSUs granted under the 2019 Plan. These RSUs will vest one-third per year beginning on the first anniversary of the date of grant if the individual is then employed by the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table shows equity awards to the NEOs that were outstanding as of December 31, 2022.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Peter A. Altabef	—	—	—	—	—	152,207	777,778	152,207	777,778
Debra McCann	—	—	—	—	—	50,026	255,633	71,467	365,196
Michael M. Thomson	—	—	—	—	—	66,567	340,157	90,328	461,576
Claudius Sokenu	—	—	—	—	—	25,298	129,273	34,875	178,211
Katherine Ebrahimi	—	—	—	—	—	19,844	101,403	24,393	124,648
Teresa Poggenpohl	—	—	—	—	—	14,933	76,308	19,410	99,185
Gerald P. Kenney	—	—	—	—	—	1,769	9,040	11,939	61,008

[1]   Market value reflects $5.11 closing price of Unisys common stock on December 31, 2022.

[2]   The awards below are scheduled to vest as follows if the individual is then employed by the Company:

Name	Vesting Date	Number of Shares or Units of Stock That Have Not Vested (Time-Based RSUs)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (TSR-Based RSUs at Target)
Peter A. Altabef	2/25/2023	26,140	26,140
	2/26/2023	21,860	21,860
	2/28/2023	30,066	30,066
	2/25/2024	26,140	26,140
	2/26/2024	21,861	21,861
	2/25/2025	26,140	26,140
Debra McCann	6/1/2023	9,528	9,528
	6/1/2024	9,528	9,528
	6/1/2025	9,529	9,529
	6/1/2025	21,441	42,882
Michael M. Thomson	2/25/2023	8,421	8,421
	2/26/2023	5,657	5,657
	2/28/2023	6,225	6,225
	2/25/2024	8,422	8,422
	2/26/2024	5,658	5,658
	2/26/2024	23,762	47,523
	2/25/2025	8,422	8,422
Claudius Sokenu	6/1/2023	5,240	5,240
	6/1/2024	5,240	5,240
	6/1/2025	5,241	5,241
	6/1/2025	9,577	19,154
Katherine Ebrahimi	2/25/2023	2,552	2,552
	2/26/2023	2,263	2,263
	2/28/2023	3,113	3,113
	2/25/2024	2,552	2,552
	2/26/2024	2,263	2,263
	2/26/2024	4,549	9,098
	2/25/2025	2,552	2,552
Teresa Poggenpohl	2/25/2023	2,297	2,297
	2/25/2024	2,297	2,297
	2/25/2025	2,297	2,297
	5/3/2023	1,782	1,782
	5/3/2024	1,782	1,782
	5/3/2024	4,478	8,955

Option Exercises and Stock Vested

The following table provides information on stock option exercises and the vesting of stock awards during 2022 for each of the NEOs.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
Peter A. Altabef	—	—	185,293	3,803,964
Debra McCann	—	—	—	—
Michael M. Thomson	—	—	30,774	638,715
Claudius Sokenu	—	—	—	—
Katherine Ebrahimi	—	—	18,786	386,227
Teresa Poggenpohl	—	—	3,384	45,819
Gerald P. Kenney	—	—	27,923	522,391

Defined Contribution Plans

The NEOs based in the U.S. are eligible to participate in the Unisys Savings Plan, which is a tax-qualified defined contribution plan with a matching contributions feature. In 2022, the Company made matching contributions under the plan of 50% of each 1% of eligible pay contributed by a participant on a before-tax basis, up to the first 6% of eligible pay contributed.

Non-Qualified Deferred Compensation

The table below shows compensation of the NEOs that has been deferred under a plan that is not tax-qualified. Under the Company's non-qualified deferred compensation plans, eligible employees may defer until a future date payment of all or any portion of their annual salary or bonus, as well as any vested share unit award under one of the Company's long-term incentive plans. Amounts deferred are recorded in a memorandum account for each participant and are credited or debited with earnings or losses as if such amounts had been invested in one or more of the professionally managed investment options available under the Unisys Savings Plan, as selected by the participant. Participants may change their investment options at any time. Account balances will be paid either in a single lump sum or in annual installments, as elected by the participant. The memorandum accounts are not funded, and the right to receive future payments of amounts recorded in these accounts is an unsecured claim against the Company's general assets.

Name	Executive Contributions in 2022 ($)	Company Contributions in 2022 ($)	Aggregate Earnings in 2022 ($)[1]	Aggregate Withdrawals/ Distributions in 2022 ($)	Aggregate Balance at December 31, 2022 ($)[1]
Michael M. Thomson	—	—	(5,252)	—	20,973

[1] No amounts shown in this column are reported in the Summary Compensation Table.

Potential Payments upon Termination or Change in Control

Under the agreements and plans discussed below, the NEOs would be entitled to the following payments and benefits upon termination of employment and/or a change in control of the Company.

Mr. Altabef's Letter Agreement

Under the letter agreement covering the terms and conditions of Mr. Altabef's employment as Chief Executive Officer, if Mr. Altabef's employment is terminated by the Company without cause or by Mr. Altabef for good reason (defined generally as a reduction in aggregate compensation target, a material reduction in duties or authority or removal as Chief Executive Officer) prior to a change of control of the Company, Mr. Altabef will be entitled to receive an amount equal to two times the sum of (1) his base salary (at its then current rate) plus (2) his target bonus amount (as in effect on the date of termination), and monthly payments for up to 24 months equal to the difference between the monthly COBRA rate and the monthly active employee contribution rate applicable to Mr. Altabef. Receipt of benefits under these agreements requires the execution of a release of claims in favor of the Company. The letter agreement includes non-compete, non-solicitation and non-disparagement provisions effective for 12 months from the date of termination of employment for any reason. If Mr. Altabef materially breaches any of these provisions, the Company has the right to terminate any payments described above that have not yet been made and to seek the recoupment of any such payments that were previously made.

Beginning in 2022, the LTI agreements governing grants of time-based RSUs, TSR-based RSUs and performance-based cash awards shall stipulate that if, prior to a Change In Control (as defined in the 2019 Plan), Mr. Altabef's employment by the Corporation is terminated after Mr. Altabef has reached age 65, and the termination is either by the Corporation other than for Cause (as defined in the 2019 Plan) or by Mr. Altabef with Good Reason (as defined in the 2019 Plan) and at the time of termination the Corporation has reached a written agreement with a successor to Mr. Altabef to serve as Chief Executive Officer of the Company, then, subject to Mr. Altabef having executed and not revoked a general release of claims in favor of the Corporation, any time-based RSUs granted under such agreements that remain unvested as of the date of Mr. Altabef's termination shall become vested on the date of his termination and any TSR-based RSUs and performance-based cash awards granted under such agreements that remain outstanding and unvested as of the date of Mr. Altabef's termination shall remain outstanding and continue to be eligible to vest as if Mr. Altabef remained employed through the applicable vesting date, with the portion of any such award, if any, that becomes vested based on the level of achievement of the performance goals over the relevant measurement period as set forth in the relevant grant agreement. It is the Board's intention that these terms shall be included in any subsequent grants of long-term incentive awards to Mr. Altabef going forward.

Executive Officer Severance Agreements

The Company has entered into letter agreements with certain of its executive officers, including the NEOs other than Mr. Altabef, providing that if any such executive officer's employment is terminated by the Company without cause or by such executive officer for good reason (defined generally as a reduction in duties or authority, a reduction in annual base salary or a requirement that an executive relocate from their principal residence or perform their principal duties in a new location), that executive officer will be entitled to receive an amount equal to the sum of his or her annual base salary plus his or her annual target bonus, payable in substantially equal installments during the twelve month period following the date of termination. Each executive officer will also be entitled to continued medical, dental and vision coverage for up to one year at the same costs applicable to active employees. In addition, if such executive officer is a participant under the Unisys Corporation Executive Death Benefit Only Program at the time of termination, the executive officer will be deemed to have met the age and service requirements for retirement as set forth in the program and, upon the executive officer's death, his or her beneficiary shall be entitled to the post-retirement death benefits provided under the program.

Receipt of benefits under these agreements requires execution of a release of claims in favor of the Company. NEOs would be entitled to the payments below if their employment had been terminated as described above on the last business day of 2022.

Name	Aggregate Termination Payments ($)	Aggregate Medical, Dental and Vision Payments ($)
Peter A. Altabef[1]	4,756,800	10,780
Debra McCann	975,000	0
Michael M. Thomson	1,333,500	15,405
Claudius Sokenu	975,000	5,514
Katherine Ebrahimi	809,250	20,392
Teresa Poggenpohl	906,750	9,529

[1] Mr. Altabef participates in the Unisys Corporation Executive Death Benefit Only Program.

The NEOs are also each party to a change in control agreement with the Company, as described below. They are not entitled to receive duplicate payments under their change in control agreement and the above-described agreements. In the event of a conflict, they will be entitled to the benefits under their change in control agreement.

Transition Agreement with Mr. Kenney

Effective December 6, 2021, the Company entered into a Transition Agreement and General Release with Mr. Kenney, pursuant to which Mr. Kenney's employment with the Company terminated on April 30, 2022. Under the terms of this Transition Agreement, in addition to any benefits to which he was entitled under the Company's plans in accordance with their terms, Mr. Kenney received the benefits applicable upon a termination other than for cause as he was entitled to receive upon such a termination pursuant to his December 4, 2014 letter agreement with the Company, including the payment of an amount equal to his annual base salary ($500,000) and his target annual bonus ($475,000), in each case paid out in bi-weekly installments over the one-year period immediately following his termination.

In addition, Mr. Kenney received any outstanding awards previously granted to him under the Company's long-term incentive plans (other than the 2021 Performance Growth Restricted Stock Unit awards granted to him on February 26, 2021, which will vest in accordance with their terms based on the actual date of the termination of Mr. Kenney's employment) that are scheduled to vest on or before February 26, 2024 as if he remained employed by the Company through February 26, 2024, except that all such time-based awards that would have vested between the date of the termination of Mr. Kenney's employment and February 26, 2024 were paid within sixty days of such termination date. All other awards previously granted to Mr. Kenney were forfeited upon his termination.

Change-in-Control Agreements

The Company has entered into change-in-control employment agreements with its executive officers, including the NEOs. The agreements are intended to retain the services of these executives and provide for continuity of management in the event of any actual or threatened change in control. Mr. Altabef's change-in-control employment agreement is substantially similar to the other executive officers' change-in-control employment agreements except that the lump sum payment relating to annual salary and bonus will be equal to two and a half times the sum of his annual base salary plus the higher of his target bonus prior to the change in control, the highest annual bonus paid in the three years prior to the change in control or the annual bonus paid after the change in control. The material terms of each of the change-in-control employment agreements with the NEOs are summarized below.

A change in control is generally defined as (1) the acquisition of 20% or more of Unisys common stock, (2) a change in the majority of the Board of Directors unless approved by the incumbent directors (other than as a result of a contested election) and (3) certain reorganizations, mergers, consolidations, liquidations or dissolutions. Each agreement has a term ending on the third anniversary of the date of the change in control and provides that in the event of a change in control each executive will have specific rights and receive certain benefits. Those benefits include the right to continue in the Company's employ during the term, performing comparable duties to those being performed immediately prior to the change in control and at compensation and benefit levels that are at least equal to the compensation and benefit levels in effect immediately prior to the change in control. For purposes of determining compensation levels, base salary must be at least equal to the highest salary paid or payable to the executive during the 12 months preceding the change in control, and bonus must be at least equal to the highest bonus paid or payable to the executive under the EVC Plan (or any comparable bonus or retention amount under any predecessor or successor plan or retention agreement) for the three fiscal years preceding the change in control (the "Recent Annual Bonus").

If, following a change in control, the Company terminates the executive without cause or the executive terminates employment for good reason (generally defined as a reduction in the executive's compensation or responsibilities or a change in the executive's job location), the terminated executive will be entitled to receive special termination benefits. These benefits are as follows: (1) a pro-rated bonus for the year in which the termination occurs (based on the higher of (a) the Recent Annual Bonus and (b) the annual bonus paid or payable for the most recent fiscal year during the term of the agreement (such higher amount, the "Highest Annual Bonus")), (2) a lump sum payment equal to two years of salary and bonus (based on the highest salary paid or payable during the term of the agreement and the Highest Annual Bonus) (or, in the case of Mr. Altabef, as described above), (3) a lump sum payment equal to the amount of premiums the Company would have paid to continue the executive in the Company's welfare (other than health) plans for the two-year period, (4) for two years following the termination of employment, continued eligibility for coverage under the Company's health plans at the same premium rates applicable to active employees and (5) outplacement services. To receive health coverage, the executive will be required to pay the full premium charged for the coverage. The Company will then reimburse the executive the amount of the premium that exceeds the amount the executive would have paid as an employee. Except as described below, if any payment or distribution by the Company to the executive is determined to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the payment or distribution will be reduced to avoid the imposition of the excise tax if doing so would result in greater after-tax benefits to the executive. The executive is under no obligation to mitigate amounts payable under these agreements.

Change-In-Control Termination Benefits

If the NEOs had become entitled to the special termination benefits described above on the last business day of 2022, they would have received the following:

Name	Pro-Rata Bonus ($)	Lump Sum Payment for Salary and Bonus ($)	Value of Outplacement Services ($)[1]	Welfare Benefit Plan Premiums ($)	Health Coverage Payments ($)	Total ($)[2]
Peter A. Altabef	1,387,400	5,946,000	50,000	20,207	22,306	7,425,913
Debra McCann	475,000	1,950,000	50,000	10,240	—	2,485,240
Michael M. Thomson	698,500	2,667,000	50,000	14,690	31,875	3,462,065
Claudius Sokenu	475,000	1,950,000	50,000	10,240	11,411	2,496,651
Katherine Ebrahimi	394,250	1,618,500	50,000	9,821	42,197	2,114,768
Teresa Poggenpohl	441,750	1,813,500	50,000	9,529	—	2,314,779

[1] The agreements provide for reasonable outplacement services directly related to the termination of the executive's employment. The executive may select the provider of outplacement services, and therefore, the costs actually incurred will vary by individual. The Company believes that the amounts shown in this column are a reasonable estimate of the potential costs of outplacement services.

[2] Amounts shown in this column do not include the value of the vested awards shown in the tables below "Long-Term Incentive Plans".

Long-Term Incentive Plans

Under the Company's long-term incentive plans, if a change in control occurs and a participant's employment terminates for "good reason" or other than for cause within 24 months of the change in control, all Time-Based RSUs will become fully vested, the target amount of TSR-Based RSUs, TSR-Based Cash and Profit-Based Cash granted under the Unisys Corporation 2019 Long-Term Incentive and Equity Compensation Plan will vest. If a change in control and a termination of employment had occurred on the last business day of 2022, the NEOs would have become vested in the following number of RSUs, having the following values, and would have become entitled to receive the following amount of long-term Performance-Based Cash:

Name	Vested Restricted Stock Units (#)	Value of Vested Restricted Stock Units ($)[1]	Value of Vested Long-Term Profit-Based Cash ($)
Peter A. Altabef	304,414	1,555,556	3,317,201
Debra McCann	121,493	620,829	333,400
Michael M. Thomson	156,895	801,733	938,934
Claudius Sokenu	60,173	307,484	183,400
Katherine Ebrahimi	44,237	226,051	331,401
Teresa Poggenpohl	34,343	175,493	238,934

[1] Based on the $5.11 closing price of Unisys common stock on December 31, 2022.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, the Company is required to provide the following information with respect to the year ended December 31, 2022:

- The total annual compensation of the median compensated employee (other than Mr. Altabef, the Company's Chief Executive Officer) was approximately $21,370.

- As reported in the Summary Compensation Table, the total annual compensation of Mr. Altabef, the Company's Chief Executive Officer, was $7,092,737.

- Based on this information, the ratio of the total annual compensation of the Company's Chief Executive Officer to the total annual compensation of the median compensated employee is 332 to 1.

As of December 31, 2022, our total employee population consisted of 15,529 individuals, including both full-time and part-time employees, of which 2,591 were aligned to offices in the United States and 12,938 to offices in non-U.S. jurisdictions. We compared the compensation of our total employee population, as reflected in our human resources system as of December 31, 2022. To identify the median compensated employee, we calculated total target annual compensation for each of our worldwide employees as of December 31, 2022. For this purpose, total target annual compensation was calculated as the sum of each employee's salary or hourly wages in 2022, plus the employee's target variable compensation for 2022. We then ranked the total target annual compensation of all our employees, applying currency exchange rates established monthly by us (except for the Chief Executive Officer) from lowest to highest, and identified the employee who was in the middle of the list. That employee was identified as the median compensated employee for purposes of determining the CEO pay ratio as of December 31, 2022. The total annual compensation for this employee for the year ended December 31, 2022 was then calculated in accordance with Item 402(c)(2)(x) and is shown above.

The Pay Ratio is an estimate calculated in accordance with Item 402(u). SEC rules for identifying the "median employee" and calculating the Pay Ratio allow companies to apply various methodologies and assumptions. As a result, the annual total compensation of our median employee and the Pay Ratio reported by us may not be comparable to the median employee compensation and pay ratios reported by other companies.

Pay Versus Performance

In accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation paid to our principal executive officer ("PEO") and Non-PEO NEOs and Company financial performance for each of the fiscal years ended December 31, 2022, 2021, and 2020.

Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[1][2][3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1][2][3] ($)	Value of Initial Fixed $100 Investment Based On:[4] Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)	Net Income ($ Millions)	Non-GAAP Operating Profit ($ Millions)[5]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	7,092,737	(28,601)	1,771,921	524,328	43.09	104.76	(104.9)	159
2021	8,059,535	8,248,348	2,877,154	2,618,113	173.44	128.59	(449.8)	193
2020	7,234,194	11,800,166	2,186,982	2,649,415	165.94	122.62	(317.2)	153

[1] Peter Altabef was our PEO for each year presented. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020	2021	2022
Michael M. Thomson	Michael M. Thomson	Debra McCann
Eric Hutto	Gerald P. Kenney	Michael M. Thomson
Vishal Gupta	Katherine Ebrahimi	Claudius Sokenu
Gerald P. Kenney	Shalabh Gupta	Katherine Ebrahimi
Venkatapathi Puvvada	Eric Hutto	Teresa Poggenpohl
Jeffrey E. Renzi	—	Gerald P. Kenney

(2) The amounts shown for "Compensation Actually Paid" have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the amount shown in the "Total" column set forth in the Summary Compensation Table with certain adjustments as described in footnote 3 below.

(3) "Compensation Actually Paid" reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the "Exclusion of Stock Awards" column are the totals from the "Stock Awards" columns set forth in the Summary Compensation Table. Amounts in the "Exclusion of Change in Pension Value" column reflect the amounts attributable to the "Change in Pension Value" reported in the Summary Compensation Table. Amounts in the "Inclusion of Pension Service Cost" are based on the service cost for services rendered during the listed year.

Year	Summary Compensation Table Total for PEO ($)	Exclusion in Pension Value for PEO ($)	Exclusion of Stock Awards for PEO ($)	Inclusion of Pension Service Cost for PEO ($)	Inclusion of Equity Values for PEO ($)	Compensation Actually Paid to PEO ($)
2022	7,092,737	0	(4,384,201)	0	(2,737,137)	(28,601)
2021	8,059,535	0	(4,234,347)	0	4,423,160	8,248,348
2020	7,234,194	0	(3,592,245)	0	8,158,216	11,800,166

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Change in Pension Value for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Pension Service Cost for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2022	1,771,921	0	(875,497)	0	(372,096)	524,328
2021	2,877,154	0	(1,674,572)	0	1,415,531	2,618,113
2020	2,186,982	(7,621)	(480,026)	0	950,080	2,649,415

The amounts in the "Inclusion of Equity Values" columns in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO ($)	Total - Inclusion of Equity Values for PEO ($)
2022	549,615	(3,279,239)	(7,513)	0	(2,737,137)
2021	3,050,308	(295,991)	1,668,843	0	4,423,160
2020	4,554,481	2,359,775	1,243,960	0	8,158,216

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2022	150,886	(501,674)	2,569	(23,877)	(372,096)
2021	1,253,003	(36,802)	199,330	0	1,415,531
2020	620,744	235,162	116,267	(22,093)	950,080

(4)   The Peer Group TSR set forth in this table utilizes the Standard & Poor's 500 Information Technology Services Index ("S&P 500 IT Services Index"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 31, 2022. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the S&P 500 IT Services Index, respectively.

(5)   We determined Non-GAAP Operating Profit to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2022. Non-GAAP Operating Profit is defined as GAAP Operating Income excluding pretax post-retirement expense, pretax charges in connection with cost-reduction activities, non-operational legal reserves, loss on debt exchange transactions and other non-operational income/expense. Non-GAAP Operating Profit is subject to adjustment by the Chief Executive Officer and the Compensation Committee of the Board for special items related to discontinued operations, reorganizations, restructurings or significant non-operational items.

Pay Versus Performance Comparative Disclosure

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between the information presented in the table above.

Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")

The following graph sets forth the relationship between "Compensation Actually Paid" to our PEO, the average of "Compensation Actually Paid" to our other NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.



Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Net Income

The following graph sets forth the relationship between "Compensation Actually Paid" to our PEO, the average of "Compensation Actually Paid" to our other NEOs, and our net income during the three most recently completed fiscal years.



Description of Relationship Between PEO and Other NEO Compensation Actually Paid and Non-GAAP Operating Profit

The following graph sets forth the relationship between "Compensation Actually Paid" to our PEO, the average of "Compensation Actually Paid" to our other NEOs, and our non-GAAP operating profit during the three most recently completed fiscal years. Non-GAAP operating profit is defined in footnote 5 to the Pay Versus Performance Table, above.



Description of Relationship Between Company TSR and Peer Group TSR

The following graph compares our cumulative TSR over the three most recently completed fiscal years to that of the S&P 500 IT Services Index over the same period.



Tabular List of the Most Important Financial Measures

The following table presents the three financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEOs and other NEOs for fiscal year 2022 to Company performance. The performance measures included in this table are not ranked by relative importance.

Most Important Financial Performance Measures
Relative Total Shareholder Return
Revenue
Free Cash Flow



Proposal 3

Advisory Vote on the Frequency of an Advisory Vote on Executive Compensation

In accordance with Section 14A of the Exchange Act, the Company is asking stockholders to vote on whether they would prefer future advisory votes on executive compensation to occur every year, every two years or every three years. After careful consideration of the frequency alternatives, the Board of Directors believes that conducting an advisory vote on executive compensation every year is appropriate for the Company and its stockholders at this time. The Company has conducted an advisory vote on executive compensation on an annual basis since 2011.

You may cast your vote on your preferred voting frequency by choosing one of the following options -- one year, two years, three years or abstain -- on the proxy card when you vote in response to the resolution set forth below:

RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast on this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve, on an advisory basis, the compensation of the Company's named executive officers set forth in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables and narrative in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders.

Stockholders are not voting to approve or disapprove the Board's recommendation.

The Board and the Compensation and Human Resources Committee will review and consider the vote when making future determinations as to the frequency of the advisory "say-on-pay" vote. However, because this advisory vote on frequency is non-binding, the Company may decide that it is in its and its stockholders' best interests to hold an advisory vote on executive compensation more or less frequently than the option selected by stockholders.

 The Board of Directors recommends that you vote for the option of every "**ONE YEAR**" as to the frequency of the advisory vote on the compensation of the Company's named executive officers.



Proposal 4

Ratification of the Selection of Independent Registered Public Accounting Firm

The Audit and Finance Committee conducted a competitive process to determine the Company's independent registered public accounting firm for the year ended December 31, 2023. The committee invited several independent registered public accounting firms to participate in this process, including PricewaterhouseCoopers LLP ("PwC"), which firm has audited the Company's consolidated financial statements since 2020. After reviewing proposals from the independent registered public accounting firms that participated in the process, the committee made the decision to change the Company's independent registered public accounting firm and engaged the firm of Grant Thornton LLP ("Grant Thornton") as the independent registered public accounting firm to audit the Company's financial statements for the year ending December 31, 2023. The Company expects that representatives of Grant Thornton will be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions asked by stockholders. The Board of Directors considers Grant Thornton to be well qualified to serve as the independent registered public accounting firm for Unisys and recommends a vote for the proposal to ratify their selection.

During the fiscal years ended December 31, 2022 or 2021, and from January 1, 2023 through Grant Thornton's appointment on March 17, 2023, neither the Company nor anyone on its behalf consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by Grant Thornton that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a "reportable event" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

The reports of PwC on the Company's consolidated financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two most recent years ended December 31, 2022 and 2021, and the subsequent interim period through March 17, 2023, there have been no "disagreements" (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on the consolidated financial statements for such years. During the years ended December 31, 2022 and 2021, and the subsequent interim period through March 17, 2023, there have been no "reportable events" (as defined in Regulation S-K Item 304(a)(1)(v)) other than as described immediately below.

During the audit for the years ended December 31, 2022 and 2021, material weaknesses in internal control over financial reporting were identified related to the design and maintenance of effective formal policies and procedures to ensure appropriate information is communicated from the IT function and the legal and compliance function to the accounting function and those responsible for governance on a timely basis. These material weaknesses were disclosed in Item 9A of the Company's Annual Report on Form 10-K for the year ended December 31, 2022 and in Item 9A of the Company's Amended Annual Report on Form 10-K/A for the year ended December 31, 2021.

 The Board of Directors recommends a vote "**FOR**" the proposal to ratify the selection of as the Company's independent registered public accounting firm for 2023.

Independent Registered Public Accounting Firm Fees & Services

PwC was the Company's independent registered public accounting firm for the years ended December 31, 2022 and December 31, 2021. PwC has billed the Company the following fees for professional services rendered in respect of 2022 and 2021 (in millions of dollars):

	2022	2021
Audit Fees	$5.8	$5.8
Audit-Related Fees	3.5	1.0
Tax Fees	0.3	0.7
All Other Fees	0.1	0.0

Audit fees consist of fees for the audit and review of the Company's financial statements, statutory audits, assistance with and review of documents filed with the SEC and Section 404 attestation procedures. Audit-related fees consist of fees for SSAE No. 16 engagements, employee benefit plan audits, comfort letters, consents, accounting consultations in connection with transactions, merger and acquisition due diligence, internal investigations and various attestation engagements. Audit-related fees were higher in 2022 than in 2021 primarily as a result of costs associated with internal investigations conducted during 2022. Tax fees principally represent fees for tax compliance and advisory services. All other fees consist of fees for professional services including permissible consulting services and fees for software licenses.

Pre-Approval Policies and Procedures

The Audit and Finance Committee annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm. The committee has adopted an Audit and Non-Audit Services Pre-Approval Policy that contains a list of pre-approved services, which the committee may revise from time to time. In addition, the Audit and Finance Committee has delegated pre-approval authority to the chair of the committee. The chair of the committee reports any such pre-approval decision to the Audit and Finance Committee at its next scheduled meeting.

Audit and Finance Committee Report

In performing its oversight responsibilities as defined in its charter, the Audit and Finance Committee has reviewed and discussed the audited financial statements and reporting process for 2022, including internal controls over financial reporting, with management and with PwC, the independent registered public accounting firm that audited the Company's 2022 financial statements. The committee has also discussed with PwC the matters required to be discussed by the Public Company Accounting Oversight Board (the "PCAOB") Auditing Standard No. 1301, Communications with Audit Committees. In addition, the committee has received from PwC the written disclosures and the letter required by applicable requirements of the PCAOB regarding PwC's communications with the committee concerning independence and has discussed with PwC its independence. The committee has also considered the compatibility of audit-related services, tax services and other non-audit services with PwC's independence.

Based on the reviews and discussions referred to above, the committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

Audit and Finance Committee

Denise K. Fletcher (Chair)
John A. Kritzmacher
Paul E. Martin
Regina Paolillo
Troy K. Richardson



Approval of the Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan

General

On February 8, 2023, the Board of Directors unanimously adopted, subject to stockholders' approval at the annual meeting, the Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan (the "2023 Equity Plan"). The 2023 Equity Plan will become effective on the date it is approved by stockholders (the "Plan Effective Date"). A copy of the 2023 Equity Plan is attached to this proxy statement as Appendix A.

We currently maintain the 2019 Long-Term Incentive and Equity Compensation Plan (the "2019 Equity Plan"), which was approved by our stockholders at the 2019 Annual Meeting of Stockholders. As of the record date, 67,975,036 shares of our common stock were outstanding and the shares remaining available for issuance under the 2019 Equity Plan that are not subject to currently outstanding awards, and shares subject to currently outstanding awards (including shares reserved for above target performance) were as follows (shares in thousands rounded to the nearest thousand):

	Total
Shares Available	2,245
Full Value Shares Outstanding (including shares reserved for above target performance)	4,909
Options/SARs outstanding	—
Total	7,154

*   Unisys Corporation Director Stock Unit Plan

Upon stockholder approval, the 2023 Equity Plan will replace the 2019 Equity Plan and no further awards will be granted under the 2019 Equity Plan. If the 2023 Equity Plan is not approved by stockholders, then the 2023 Equity Plan will not become effective and the 2019 Equity Plan will continue in full force and effect.

If the 2023 Equity Plan is approved by stockholders, then (i) shares with respect to grants outstanding under the 2019 Equity Plan immediately prior to the Plan Effective Date that, on or after such date, terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, vested or paid under the 2019 Equity Plan may be issued or transferred under the 2023 Equity Plan and (ii) shares remaining available for issuance under the 2019 Equity Plan immediately prior to the Plan Effective Date that are not subject to outstanding awards under the 2019 Equity Plan may also be issued or transferred under the 2023 Equity Plan. The terms and conditions of outstanding awards under the 2019 Equity Plan will not be affected by the approval of the 2023 Equity Plan, and the 2019 Equity Plan will remain in effect with respect to such awards.

In addition to the shares that remain available for issuance under the 2019 Equity Plan, we are requesting an additional 3,625,000 shares for issuance under the 2023 Equity Plan. This number was determined based on an analysis of various factors, including historical burn rate, potential dilution, industry plan cost standards, and anticipated equity compensation needs. In 2022, the 2019 Equity Plan's average burn rate was 6.44%. We have estimated that the potential dilution to current stockholders that could result from the future issuance of shares available under the 2023 Equity Plan, in addition to shares subject to awards outstanding under the 2019 Equity Plan, would be approximately 13.7%, calculated as follows:

$$\frac{\text{New Shares Requested} + \text{Shares Available} + \text{Shares Subject to Outstanding Awards}}{\text{New Shares Requested} + \text{Shares Available} + \text{Shares Subject to Outstanding Awards} + \text{Total Common Stock Outstanding}}$$

Based on these factors and our current grant practices, the shares requested for use under the 2023 Equity Plan are expected to meet our equity grant needs for approximately 2 years. The shares reserved may, however, last for a greater or fewer number of years depending on currently unknown factors, such as the number of grant recipients, future grant practices, and our stock price.

Why Stockholders Should Approve The 2023 Equity Plan

Additional shares are needed. If stockholders do not approve the 2023 Equity Plan, the Company expects that the current equity program will have an insufficient amount of shares to grant prior to the 2024 Annual Meeting. If we cannot grant equity awards, the Company will be placed at a competitive disadvantage, making it difficult to attract, retain, and develop the talent of our employees, officers and non-employee directors.

Equity awards are an important component of the Company's compensation program. The 2023 Equity Plan will enable us to attract, retain and develop the talent of employees, officers, and non-employee directors.

Equity incentives align the interests of our executives with those of our stockholders. Our philosophy is to provide a significant portion of executive compensation in the form of equity awards that are at-risk and performance-based. Equity awards are designed to provide key leaders with a stake in the long-term success of the Company as well as align executive and stockholder interests.

The 2023 Equity Plan provides flexibility. We will be able to continue to adapt the compensation of key individuals to accommodate changes in best practices, law, accounting principles, and corporate objectives if the 2023 Equity Plan is approved.

Key Plan Features

The 2023 Equity Plan is intended to reinforce the alignment between employees' and non-employee directors' interests and stockholders' interests, and purposefully excludes features that could misalign those interests. Accordingly, the 2023 Equity Plan:

- Includes a default double trigger change in control provision and does not provide for automatic vesting upon a change in control
- Includes a one-year minimum vesting requirement
- Prohibits the payment of dividends or dividend equivalent rights on unvested equity awards
- Limits grants to any individual employee in a calendar year
- Limits non-employee directors' aggregate cash and equity compensation in a calendar year
- Prohibits repricing of stock options and stock appreciation rights without stockholder approval, other than in connection with a capitalization event adjustment or change in control
- Does not have evergreen share pool provisions
- Does not have a replacement option or stock appreciation right feature
- Does not provide tax gross-ups to officers, non-employee directors or other plan participants
- Authorizes the recoupment of awards under our recoupment policies and/or any recoupment requirements imposed under applicable laws

Plan Summary

This summary of the 2023 Equity Plan's principal features is qualified in its entirety by reference to the 2023 Equity Plan, which is attached to this proxy statement as Appendix A.

Purpose

The purpose of the 2023 Equity Plan is to provide designated employees and non-employee members of the Board of Directors with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, other equity-based awards and incentive awards (collectively "awards"). We believe that the 2023 Equity Plan will support our ongoing efforts to attract, retain and develop exceptional talent and enable us to provide incentives directly linked to our short and long-term objectives and increases in stockholder value.

Shares Reserved

If the 2023 Equity Plan is approved by stockholders, the maximum number of shares available to be granted under the 2023 Equity Plan will be the sum of the following: (i) 3,625,000 shares, plus (ii) shares subject to outstanding awards under the 2019 Equity Plan immediately prior to the Plan Effective Date, to the extent that such awards subsequently terminate, expire, or are cancelled, forfeited, exchanged, or surrendered without having been exercised, vested or paid under the 2019 Equity Plan, plus (iii) the aggregate number of shares remaining available for issuance under the 2019 Equity Plan immediately prior to the Plan Effective Date that are not subject to outstanding awards under the 2019 Equity Plan. In no event will the aggregate number of shares of common stock issuable under the 2023 Equity Plan exceed 5,869,837 shares. The aggregate number of shares that may be issued under the 2023 Equity Plan as incentive stock options is 2,500,000 shares. The number of shares available under the 2023 Equity Plan (including for incentive stock options) is subject to adjustment in the event of certain capitalization events. The issuance of any shares under the 2023 Equity Plan will result in a reduction of the number of shares available for awards under the 2023 Equity Plan on a one-for-one basis.

Shares subject to awards granted under the 2023 Equity Plan will go back into the share pool and be available for future grants if the awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, or are otherwise forfeited or not paid in full in shares of common stock. Awards that are designated at grant as cash-settled awards will not be counted against the limit on the shares available under the 2023 Equity Plan.

Shares surrendered to pay the exercise price of an option or withheld to pay the taxes on any award and shares repurchased by the Company with the proceeds of an option exercise are not added to the share pool and will not be available for future grants. Additionally, the full number of shares subject to stock appreciation rights exercised and settled in shares will be counted against the limit on the shares available under the 2023 Equity Plan.

The common stock covered by the 2023 Equity Plan may be either authorized but unissued shares or reacquired shares, including shares of common stock purchased by us on the open market. On March 6, 2023, the closing price of a share of our common stock on the New York Stock Exchange was $4.19.

Award Limits

Subject to adjustment in the event of certain capitalization events, no employee is eligible to receive awards covering more than 1,000,000 shares in any calendar year. Further, no person may be granted dividend equivalents or incentive awards payable in cash measured with respect to a performance period of one year or less in excess of $5,000,000 or with respect to a performance period of more than one year in excess of $10,000,000.

Non-Employee Director Limits

Notwithstanding any provision to the contrary in the 2023 Equity Plan or in any policy of the Company regarding compensation payable to a non-employee director, the sum of the grant date fair value (determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards payable in shares and the maximum amount that may become payable pursuant to all cash- settled awards that may be granted under the 2023 Equity Plan as compensation for services as a non-employee director, together with cash compensation paid to the non-employee director in the form of Board of Director and committee retainer, meeting or similar fees, during any calendar year may not exceed $600,000.

Administration

The 2023 Equity Plan will be administered by a committee comprised of no fewer than two members of the Board of Directors who are appointed by the Board of Directors to administer the 2023 Equity Plan. To the extent deemed necessary by the Board of Directors, each committee member will satisfy the requirements for (i) an "independent director" under rules adopted by the New York Stock Exchange or other stock exchange on which the shares are at the time primarily traded and (ii) a "nonemployee director" for purposes of such Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended. The Board of Directors has delegated authority to our Compensation and Human Resources Committee (the "Committee") to administer the

2023 Equity Plan. Subject to requirements of the New York Stock Exchange and applicable law, the Committee may delegate certain of its authority under the 2023 Equity Plan to a subcommittee or to officers of the Company.

The Committee's authority includes but is not limited to the power to: (i) construe and interpret the 2023 Equity Plan, and any agreement executed pursuant to the 2023 Equity Plan, (ii) determine who will be granted awards from the eligible population, (iii) determine the type, size and terms and conditions of the awards, (iv) determine the time when the awards will be made and the duration of any applicable exercise, vesting or restriction period, including the criteria for exercisability, vesting, and the restriction period and the acceleration of exercisability, vesting, and the lapse of a restriction period, (v) determine whether the grant, vesting, exercise, issuance, retention and/or payment of an award will be subject to the attainment of one or more performance goals, (vi) amend the terms and conditions of any previously issued award, (vii) determine any restrictions on resale applicable to the shares to be issued or transferred pursuant to the award, (viii) determine whether, and to what extent, and pursuant to what circumstances an award may be settled in, or the exercise price may be paid in, cash, shares, or other awards or property, or an award may be cancelled, forfeited or surrendered, (ix) determine the number of shares or other consideration subject to awards, (x) determine whether awards will be granted singly, in combination with, in tandem with, in replacement of or as alternatives to, other awards under the 2023 Equity Plan or any other incentive or compensation plan, (xi) establish, adopt or revise any rules and regulations, including adopting sub-plans to facilitate compliance with applicable laws, ease administration and/or take advantage of tax-favorable treatment for awards, (xii) determine whether any award will be subject to any non-competition, non-solicitation, confidentiality, clawback or other covenants, (xiii) determine whether an incentive award or performance-based award has been earned, and (xiv) make all other determinations necessary or advisable for the administration of the 2023 Equity Plan. The Committee may accelerate the vesting of any awards at any time for any reason and may provide for complete or partial exceptions to any service or performance requirement as it deems appropriate.

Adjustments

The 2023 Equity Plan provides for equitable adjustment by the Committee to the number and kind of shares reserved under the 2023 Equity Plan, the number and kind of shares covered by, or issuable pursuant to, each outstanding award, the exercise or base price relating to an award, the individual share-based award limits under the 2023 Equity Plan and any other terms of affected awards in the event of certain capitalization events. Such events include a change in the number or kind of shares of common stock outstanding due to an event such as a stock dividend, spinoff, recapitalization, stock split or combination or exchange of shares, merger, reorganization, consolidation, reclassification or change in par value, or similar extraordinary or unusual event affecting the shares without the Company's receipt of consideration, or if the value of the shares is substantially reduced due to a spinoff or the Company's payment of an extraordinary dividend.

Eligibility

Incentive stock options may be granted only to employees of the Company and its subsidiary corporations. All other awards may be granted to employees and non-employee directors of the Company and its subsidiaries. As of the record date, nine executive officers and eleven non-employee directors would be eligible to receive awards under the 2023 Equity Plan, if it were in effect. In 2023, awards under the 2019 Plan have been made to nine of our executive officers, eleven non-employee directors, and approximately 200 non-executive officer employees of the Company and its subsidiaries.

Duration

The 2023 Equity Plan was adopted by the Board of Directors and will become effective upon its approval by the Company's stockholders. If approved by the stockholders, the 2023 Equity Plan will continue in effect until the tenth anniversary of the Plan Effective Date, unless terminated earlier by the Board of Directors (except with respect to incentive stock options which may not be granted after the tenth anniversary of Board adoption of the 2023 Equity Plan).

No Repricing

The 2023 Equity Plan prohibits repricing of stock options or stock appreciation rights other than in connection with an adjustment upon a capitalization event. Specifically, without prior approval of stockholders, the Committee may not lower the exercise price of an outstanding stock option or stock appreciation right, nor provide cash or any other award or security in replacement of a canceled underwater stock option or stock appreciation right other than upon a change in control.

Options

Options granted under the 2023 Equity Plan may be either incentive stock options or nonqualified stock options. The exercise period of options is determined by the Committee but, in no event, may options be exercisable more than ten years from the date they are granted, or five years for incentive stock options granted to employees who own stock possessing more than 10% of the voting power of all classes of stock of the Company or any subsidiary ("10% stockholders"). The exercise price for each option must be no less than 100% of the fair market value of a share at the time the option is granted, or 110% for incentive stock options granted to 10% stockholders. The Committee will determine when options will become exercisable and the effect of termination of service, but options may not vest prior to the first anniversary of the date of grant. The exercise price must be paid in full by the participant upon exercise of the option, by certified or bank check or other instrument permitted by the Committee, by delivering shares having a fair market value equal to the exercise price, through a broker-assisted sale or by a combination of the foregoing or such other consideration permitted by the Committee.

Stock Appreciation Rights

The Committee may determine the terms and conditions of a stock appreciation right. However, no stock appreciation right will be exercisable after the expiration of ten years from the date of grant, the stock appreciation right may not vest prior to the one-year anniversary from the date of grant and the base price for a stock appreciation right must be no less than 100% of the fair market value of a share at the time the stock appreciation right is granted. Upon exercise of a stock appreciation right, the participant receives shares and/or cash equal to the value of the stock appreciation since the grant date for the number of rights exercised.

Restricted Stock Awards

The Committee may grant shares of common stock under a restricted stock award for consideration or for no consideration and subject to such restrictions as determined by the Committee; provided that restricted stock awards shall be subject to time-based vesting over a period of note less than one year and/or performance-based vesting over a performance period of not less than one year. The Committee will determine to what extent, and under what conditions, the participant will have the right to vote shares of restricted stock awards and to accrue the right to any dividends or other distributions paid on such shares during any restriction period; provided, however, that no dividends will be payable until the underlying restricted stock award vests.

Restricted Stock Units

Restricted stock units are unfunded, unsecured rights to receive shares of common stock, cash, or a combination of cash and shares upon the satisfaction of certain time-based or performance-based vesting criteria; provided that restricted stock units shall be subject to time-based vesting over a period of note less than one year and/or performance-based vesting over a performance period of not less than one year. Restricted stock units are generally granted for no consideration, however the purchase price, if any for the restricted stock units will be determined by the Committee at the time of grant. Each restricted stock unit represents one share of common stock. Participants have no rights to the shares underlying the restricted stock units unless and until the vesting criteria for the restricted stock units has been met and the award has been settled. The Committee may grant dividend equivalent rights in connection with restricted stock units, under such terms and conditions as the Committee deems appropriate, provided that no dividend equivalent rights will be payable until the underlying restricted stock units vest.

Incentive Awards

The Committee may grant incentive awards, which are performance-based awards that are expressed in U.S. currency and may be settled in cash, shares or a combination of both in accordance with the terms set by the Committee. Incentive awards may be either annual incentive awards with a performance cycle of one year or long-term incentive awards with a performance cycle of more than one year.

Performance Awards

The Committee may determine that awards granted under the 2023 Equity Plan are performance-based awards based on performance goals or other performance-based conditions as the Committee may determine.

Performance goals under the 2023 Equity Plan include levels of achievement relating to one or more of the following measures or such other measures selected by the Committee in its discretion, which may, without limitation, apply to the Company as a whole, or to any business unit, region, sector or industry group, subsidiary, product or service line, on a U.S. GAAP or non-GAAP basis, and which may be measured on an absolute or relative basis or in such other manner as deemed appropriate by the Committee: basic or diluted earnings per share; total shareholder return; operating income; net income; cash flow (including but not limited to, operating cash flow, free cash flow, and cash flow return on capital); return on equity, capital, assets, or sales; revenue or revenue growth; earnings before interest, taxes, depreciation and amortization ("EBITDA") or EBITDA growth; stock price; debt-to-capital ratio; stockholders' equity per share; operating income as a percent of revenue; gross profit as a percent of revenue; selling, general and administrative expenses as a percent of revenue; pre-tax profit; orders; improvements in capital structure; budget and expense management; productivity ratios; economic value added or other value added measurements; operating efficiency; working capital targets; enterprise value; customer value; customer satisfaction; completion of acquisition or business expansion. The Committee may provide for such adjustments to the Performance Goals as it deems appropriate, including but not limited to adjustments designed to reflect changes during the performance period in generally accepted accounting principles or in tax rates, currency fluctuations, the effects of acquisitions or dispositions of a business or investments in whole or in part, debt reduction charges, extraordinary or nonrecurring items, the gain or loss from claims or litigation and related insurance recoveries, the effects of impairment of tangible or intangible assets, or the effects of restructuring or reductions in force or other business recharacterization activities, income or expense related to defined benefit or defined contribution pension plans, uninsured losses from natural catastrophes or political and legal developments affecting the Company's business (including losses as a result of war, terrorism, confiscation, expropriation, seizure, new regulatory requirements, business interruption or similar events).

The 2023 Equity Plan provides for specified procedures for awards designated as performance-based awards, including that (i) within the first 25% of the applicable performance period or service period, the Committee will establish in writing the performance goals that must be met over the applicable performance period, the maximum amount payable if the goals are met and other material terms; (ii) after the performance period, the Committee will certify whether the goals were met and may adjust or eliminate the amount payable to a participant; and (iii) unless otherwise provided in an award agreement, a performance-based award may be paid only if the goals are met. Although the Committee intends to grant performance-based awards subject to the conditions and procedures outlined above, the Committee may in its discretion grant awards that do not meet such conditions and procedures.

Other Equity Awards

The Committee may grant other share-based awards subject to such terms and conditions as the Committee determines are appropriate; provided that other equity awards shall be subject to time-based vesting over a period of not less than one year and/or performance-based vesting over a performance period of not less than one year.

Dividends and Dividend Equivalents

In no event may any award under the 2023 Equity Plan provide for the participant's receipt of dividends or dividend equivalents in any form prior to the vesting of such award or an applicable portion of such award.

Deferrals

Subject to applicable laws, the Committee may permit or require a participant to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to the participant in connection with any award.

Foreign Awards and Rights

The Company may grant awards to such employees of the Company and its subsidiaries who reside in foreign jurisdictions, subject to such terms and conditions as the Committee determines are appropriate. The Committee may generally amend or vary the terms of the 2023 Equity Plan in order to conform such terms with the requirements of each jurisdiction where a subsidiary is located as it considers necessary or desirable to take into account or to mitigate the burden of taxation and social security contributions for participants and/or establish one or more sub-plans for these purposes.

Change in Control

Upon a change in control (as defined in the 2023 Equity Plan) where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, any outstanding options and stock appreciation rights that are not exercised or paid at the time of the change in control will be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding awards will be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Notwithstanding the immediately preceding sentence, if, in connection with such change in control, any outstanding options and stock appreciation rights are not assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and any other outstanding awards are not converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation), then upon such change in control the Committee may provide that: (i) all such outstanding options and stock appreciation rights that are not assumed or replaced shall accelerate and become fully exercisable, (ii) the restrictions and conditions on all such outstanding restricted stock awards that are not converted to similar grants shall fully lapse, (iii) all such outstanding restricted stock units, dividend equivalents, other equity awards and incentive awards that are not converted to similar grants shall be fully vested, (iv) the Committee may require that the participant surrender their outstanding options and stock appreciation rights in exchange for a payment by the Company, in cash or common stock as determined by the Committee, in an amount equal to the amount, if any, by which the then fair market value of the shares of common stock subject to the participant's unexercised options and stock appreciation rights exceeds the exercise price of the options or the base amount of the stock appreciation rights, as applicable; (v) after giving participants an opportunity to exercise their outstanding options and stock appreciation rights, terminate any or all unexercised options and stock appreciation rights at such time as the Committee deems appropriate; or (vi) determine that participants shall receive a payment in settlement of outstanding restricted stock awards, restricted stock units, dividend equivalents, incentive Awards or other equity awards, if permitted under section 409A of the Code.

Further, unless the award agreement provides otherwise, if a participant's employment is terminated for good reason or without cause within 24 months following a change in control, all outstanding awards will vest and become exercisable and all restrictions and conditions on any awards will lapse and if such award is a performance- based award, the award will become vested at the target level of performance.

Tax Withholding

The Committee may permit or require a participant to remit to the Company or any subsidiary, an amount sufficient to satisfy any U.S. federal, state, and or local taxes and any taxes imposed by a jurisdiction outside the U.S. by (i) withholding from wages or other cash compensation; (ii) withholding from the sale of shares of underlying an award either through a voluntary or mandatory sale arranged by the Company on the participant's behalf; or (iii) if the Committee so permits, by withholding in shares otherwise deliverable under an award.

Company Policies

The Committee may determine that an award will be subject to any applicable clawback or recoupment policies, share trading policies and any other policies implemented by the Board of Directors or the Committee, as well as any clawback or recoupment requirements required under applicable laws, rules, regulations or stock exchange listing standards.

Nontransferability

Generally, only the participant may exercise rights under an award during the participant's lifetime. A participant may not transfer those rights except by will or the laws of descent and distribution. However, if permitted by the Committee, a participant may transfer an award other than an incentive stock option pursuant to a domestic relations order or as otherwise permitted by the Committee.

Amendment and Termination

The 2023 Equity Plan may be amended or terminated by the Board of Directors; provided, however, the 2023 Equity Plan may not be amended in the absence of stockholder approval if such approval is required under applicable laws or stock exchange requirements. In addition, without the written consent of the participant, no amendment or termination of the 2023 Equity Plan may materially and adversely modify the participant's rights under the terms and conditions of an outstanding award, except as reserved under the 2023 Equity Plan.

New Plan Benefits

The amount and timing of awards under the 2023 Equity Plan are determined in the sole discretion of the Compensation Committee, as administrator, or the Board of Directors, and cannot be determined in advance. Future awards under the 2023 Equity Plan to non-employee directors, officers and other employees are discretionary, and therefore not determinable at this time.

U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the principal United States federal income tax consequences of participation in the 2023 Equity Plan for a participant who is a U.S. tax resident under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as currently in effect. The Code and its regulations are subject to change. This summary is not intended to be exhaustive and does not describe, among other things, state, local or foreign income and other tax consequences. The specific tax consequences to a participant will depend upon that participant's individual circumstances.

Options and Stock Appreciation Rights

Under existing law and regulations, the grant of nonqualified stock options and stock appreciation rights will not result in income taxable to the employee or non-employee director. However, the exercise of a nonqualified stock option or stock appreciation right results in taxable income to the holder. At the time of the exercise of a nonqualified stock option, the participant will be taxed at ordinary income tax rates on the excess of the fair market value of the shares purchased over the option's exercise price. At the time of the exercise of a stock appreciation right, the participant will be taxed at ordinary income tax rates on the amount of the cash, or the fair market value of the shares, received by the employee upon exercise.

The grant of an incentive stock option will not result in income taxable to the employee. The holder will not recognize income when the incentive stock option is exercised but the holder must treat the excess of the fair market value of the underlying shares on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the holder disposes of the underlying shares after he or she has held the shares for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the holder receives upon the disposition over the exercise price is treated as long-term capital gain for the holder. If the holder makes a "disqualifying disposition" of the underlying shares by disposing of the shares before they have been held for at least two years after the date the incentive stock option was granted and one year after the date the incentive stock option was exercised, the holder will recognize compensation income equal to the excess of (i) the fair market value of the underlying shares on the date the incentive stock option was exercised or, if less, the amount received on the disposition over (ii) the exercise price.

Restricted Stock Awards

A participant in the 2023 Equity Plan who is granted a restricted stock award will not be taxed upon the acquisition of such shares so long as the interest in such shares is subject to a "substantial risk of forfeiture" within the meaning of Code Section 83. Upon lapse or release of the restrictions, the recipient will be taxed at ordinary income tax rates on an amount equal to the then current fair market value of the shares. Any such awards that are not subject to a substantial risk of forfeiture will be taxed at the time of grant. The basis of restricted shares held after lapse or termination of restrictions will be equal to their fair market value on the date of lapse or termination of restrictions, and upon subsequent disposition any further gain or loss will be a long-term or short-term capital gain or loss, depending upon the length of time the shares are held. A recipient of a restricted stock award may elect to be taxed at ordinary income tax rates on the full fair market value of the restricted shares at the time of grant. If this election is made, the basis of the shares acquired will be equal to the fair market value at the time of grant, no tax will be payable upon the subsequent lapse or release of the restrictions, and any gain or loss upon disposition will be a capital gain or loss.

Restricted Stock Units

A participant who is granted a restricted stock unit will not be taxed upon the grant of the award. Upon receipt of payment of cash or common stock pursuant to a restricted stock unit, the participant will realize ordinary income in an amount equal to any cash received and the fair market value of any shares received.

Performance Awards and Incentive Awards

A recipient of a performance award will generally realize ordinary income at the time shares are transferred or cash is paid to the participant with respect to such award.

Dividend Equivalents

A recipient of dividend equivalents generally will realize ordinary income at the time the dividend equivalent is paid.

Deductibility

The Company is generally entitled to a deduction equal to the compensation realized by the holders of the nonqualified stock options, incentive stock options with a disqualifying disposition, stock appreciation rights, restricted stock, restricted stock units, performance awards/incentive awards and dividend equivalents. However, under the Tax Cuts and Jobs Act of 2017, the Company's deduction will be limited by Section 162(m) of the Code for certain covered executive officers to the extent that their total compensation in any one year exceeds $1 million.

Section 409A

Section 409A of the Code imposes certain requirements on nonqualified deferred compensation arrangements. These include requirements on an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (such as the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service. Certain awards under the 2023 Equity Plan may be designed to be subject to the requirements of Section 409A in form and in operation. For example, restricted stock units that provide for a settlement date following the vesting date may be subject to Section 409A. If an award under the 2023 Equity Plan is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with the requirements of Section 409A, Section 409A imposes an additional 20% federal penalty tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Registration of Shares

If this proposal is approved by our stockholders, the Board of Directors intends to cause the shares of common stock that will become available for issuance under the 2023 Equity Plan to be registered on a Form S-8 Registration Statement to be filed with the SEC at the Company's expense prior to the issuance of any such shares.

 The Board of Directors recommends a vote **"FOR"** the approval of the 2023 Equity Plan.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2022 with respect to compensation plans under which Unisys common stock is authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding option, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(c)
Equity compensation plans approved by security holders	0[1] 1,384,453[2]	$ 0 $ 0	2,244,837[3]
Equity compensation plans not approved by security holders[4]	1,315[5]	$ 0	0
Total	1,385,768		2,244,837

[1] Represents stock options. No options remain outstanding.

[2] Represents restricted stock units. Assumes that unearned performance-based restricted stock units will vest at target.

[3] Shares issuable under the Unisys Corporation 2019 Long-Term Incentive and Equity Compensation Plan (the "2019 Plan"). Assumes that outstanding unearned performance-based restricted stock units will vest at the maximum amount.

[4] Represents the Unisys Corporation Director Stock Unit Plan (the "Stock Unit Plan"). Under the Stock Unit Plan, directors received a portion of their annual retainers and attendance fees in common stock equivalent units. The Stock Unit Plan was terminated in 2004, and stock units are now granted to directors under the 2019 Plan, which was approved by stockholders. No shares (other than shares subject to outstanding awards previously made) are available for future issuance under the Stock Unit Plan.

[5] Represents stock units granted under the Stock Unit Plan.

Security Ownership of Certain Beneficial Owners and Management

Shown below is information with respect to persons or groups that beneficially owned more than 5% of Unisys common stock as of March 6, 2023. This information is derived from Schedules 13G filed by such persons or groups.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	11,652,675[1]	17.2
FMR LLC Abigail P. Johnson 245 Summer Street Boston, MA 02210	10,168,132[2]	14.999
Neuberger Berman Group LLC Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104	4,999,250[3]	7.37
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	8,111,780[4]	11.97

[1] Ownership information is based solely on a Schedule 13G filed by stockholder with the SEC on January 23, 2023. Sole dispositive power has been reported for all shares. Sole voting power has been reported for 11,556,876 shares.

[2] Ownership information is based solely on a Schedule 13G-A filed by stockholder with the SEC on February 9, 2023. Sole dispositive power has been reported for all shares. Sole voting power has been reported for 10,168,067 shares.

[3] Ownership information is based solely on a Schedule 13G filed by stockholder with the SEC on February 10, 2023. Shared dispositive power has been reported for all shares. Shared voting power has been reported for 4,037,195 shares.

[4] Ownership information is based solely on a Schedule 13G-A filed by stockholder with the SEC on February 9, 2023. Sole dispositive power has been reported for 7,864,127 shares, and shared dispositive power has been reported for 247,653 shares. Shared voting power has been reported for 191,954 shares.

Shown below are the number of shares of Unisys common stock (or stock units) beneficially owned as of March 6, 2023 by all directors, each of the executive officers named on page 31, and all directors and current executive officers of Unisys as a group.

Beneficial Owner	Number of Shares of Common Stock[1][2]	Additional Shares of Common Stock Deemed Beneficially Owned[1]	Percent of Class
Peter A. Altabef	936,299	—	1.4%
Nathaniel A. Davis	103,660	—	*
Matthew J. Desch	75,638	—	*
Katherine Ebrahimi	60,866	—	*
Denise K. Fletcher	141,874	—	*
Philippe Germond	109,653	—	*
Deborah Lee James	97,794	—	*
Gerald P. Kenney	66,704	—	*
John A. Kritzmacher	46,854	—	*
Paul E. Martin	101,867	—	*
Debra McCann	0	—	*
Regina Paolillo	87,955	—	*
Teresa Poggenpohl	3,897	—	*

Beneficial Owner	Number of Shares of Common Stock[(1)(2)]	Additional Shares of Common Stock Deemed Beneficially Owned[(1)]	Percent of Class
Troy K. Richardson	53,466	—	*
Lee D. Roberts	172,747	—	*
Claudius Sokenu	0	—	*
Roxanne Taylor	50,840	—	*
Michael M. Thomson	69,654	—	*
All directors and current officers as a group	2,227,875	—	2.7%

*   Less than 1%

[(1)]   Includes shares reported by directors and executive officers as held directly or in the names of spouses, children or trusts as to which beneficial ownership may have been disclaimed. Amounts shown for Mr. Kenney are as of April 30, 2022, the last day on which he served as an executive officer of the Company.

[(2)]   Includes:

     (a)   Shares held under the Unisys Savings Plan, a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code, for current officers as a group, 7,483.06. With respect to such shares, plan participants have authority to direct voting.

     (b)   Stock units, as described on page 28, for directors as follows: Ms. Fletcher, 1,314.8. They may not be voted.

     (c)   Stock units deferred under the 2005 Deferred Compensation Plan for Directors as follows: Mr. Desch, 75,638; Ms. Fletcher, 100,397; Mr. Germond, 23,701; Ms. James, 72,289; Mr. Martin, 48,565; Ms. Paolillo, 86,955, and Ms. Taylor, 8,009. Deferred stock units are distributed in shares of common stock upon a change in control of the Company; or upon the earlier of termination of service or on any date at least two years after the stock units are awarded, as previously elected by the director. They may not be voted.

Delinquent Section 16(a) Reports

The Company's directors and executive officers are required to file reports with the SEC concerning their ownership of Unisys equity securities. During 2022, no directors or executive officers had any late filings.

Annual Meeting Information

The Board of Directors solicits your proxy for use at the 2023 Annual Meeting of Stockholders to be held on May 5, 2023 and at any adjournments or postponements thereof. At the annual meeting, stockholders will be asked to (1) elect directors, (2) approve, on an advisory basis, the compensation of the Company's named executive officers, (3) vote, on an advisory basis, on the frequency with which the Company should hold an advisory vote on executive compensation, (4) ratify the selection of the Company's independent registered public accounting firm, (5) approve the Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan, and (6) transact any other business properly brought before the meeting.

The record date for the annual meeting is March 6, 2023. Only holders of record of Unisys common stock as of the close of business on the record date are entitled to vote at the meeting. On the record date, 67,975,036 shares of common stock were outstanding. The presence, in person via webcast or by proxy, of a majority of those shares will constitute a quorum at the meeting.

This proxy statement, the proxy/voting instruction card and the annual report of Unisys, including the financial statements for 2022, are being made available to stockholders on or about March 24, 2023.

Internet Availability of Proxy Materials; Multiple Sets of Proxy Materials

Pursuant to the "notice and access" rules adopted by the SEC, the Company has elected to provide stockholders access to its proxy materials over the Internet. Accordingly, the Company sent a Notice of Internet Availability of Proxy Materials (the "Notice") to most stockholders (other than those who previously requested electronic or paper delivery of proxy materials). The Notice includes instructions on how to access the proxy materials over the Internet, how to vote online and how to request a printed copy of these materials. In addition, by following the instructions in the Notice, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Choosing to receive your future proxy materials by email will save the Company the cost of printing and mailing documents to you and will reduce the impact of the Company's annual meetings on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

If you hold shares of Unisys common stock in more than one account, you may receive more than one Notice or more than one set of proxy materials. Please be sure to vote all the shares that you own.

Voting Procedures and Revocability of Proxies

Your vote is important. Shares may be voted at the annual meeting only if you are present in person via webcast or represented by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you request printed copies of the proxy materials by mail, you can also vote by submitting a proxy by mail or by telephone by following the instructions provided on the proxy/voting instruction card. If you have previously elected to receive proxy materials over the Internet, you should have already received email instructions on how to vote electronically.

You may revoke your proxy at any time before it is exercised by writing to the Corporate Secretary of Unisys, by timely delivery of a properly executed later-dated proxy (including an Internet or telephone vote) or by voting in person via webcast at the meeting.

The method by which you vote will in no way limit your right to vote at the meeting if you later decide to attend in person via webcast. If you are the beneficial owner of shares held in "street name" by a bank, broker or other holder of record, you may gain access to the meeting by following the instructions in the voting instruction card provided by your bank, broker or other nominee. You may not vote your shares electronically at the annual meeting unless you receive a valid proxy from your bank, brokerage firm, broker dealer or other nominee holder.

If you are a stockholder of record and you properly complete, sign and return your proxy, and do not revoke it, the proxy holders will vote your shares in accordance with your instructions. If your signed and returned proxy gives no instructions, the proxy holders will vote your shares (1) FOR the election of directors, (2) FOR the approval, on an advisory basis, of the compensation of the Company's named executive officers, (3) FOR the approval, on an advisory basis, of an advisory vote on executive compensation EVERY YEAR, (4) FOR the ratification of the selection of independent registered public accounting firm, (5) FOR the approval of the Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan, and (6) in their discretion on any other matters that properly come before the annual meeting.

If you are a beneficial owner of shares held in street name and you do not provide specific voting instructions to the organization that holds your shares, the organization will be prohibited under the current rules of the NYSE from voting your shares on "non-routine" matters. This is commonly referred to as a "broker non-vote". The election of directors, the advisory resolution regarding the compensation of the Company's named executive officers, the advisory vote regarding the frequency of advisory votes on executive compensation and the approval of the new long-term incentive and equity compensation plan are considered "non-routine" matters and therefore may not be voted on by your bank or broker absent specific instructions from you. The ratification of the selection of independent registered public accounting firm is considered "routine" and therefore may be voted on by your bank or broker without instructions from you. Please instruct your bank or broker so your vote can be counted.

If you are a participant in the Unisys Savings Plan, the proxy/voting instruction card will serve as voting instructions to the plan trustee for shares of Unisys common stock credited to your account as of March 6, 2023. The trustee will vote those shares in accordance with your instructions if it receives your completed proxy by May 2, 2023. If the proxy is not timely received, or if you give no instructions on a matter to be voted upon, the trustee will vote the shares credited to your account in the same proportion as it votes those shares for which it received timely instructions from other participants.

Virtual Meeting Only

In order to allow all of our stockholders, regardless of their physical location, to participate more easily in the meeting, the annual meeting once again will be held entirely online. You will be able to attend and participate in the annual meeting online by visiting www.virtualshareholdermeeting.com/UIS2023, where you will be able to listen to the meeting live, submit questions, and vote. Only record holders of Unisys common stock at the close of business on March 6, 2023 will be entitled to vote or submit questions at the annual meeting.

Even if you plan to attend the annual meeting online, we recommend that you also vote by proxy as described herein so that your vote will be counted if you decide not to attend the annual meeting.

Access to the Audio Webcast of the Annual Meeting. The live audio webcast of the annual meeting will begin promptly at 8:00 a.m. Eastern time. Online access to the audio webcast will open approximately thirty minutes prior to the start of the annual meeting to allow time for you to log in and test the computer audio system. We encourage our stockholders to access the meeting prior to the start time.

Log in instructions. To attend the online annual meeting, log in at www.virtualshareholdermeeting.com/UIS2023. Stockholders as of the record date will need their unique 16-digit control number, which appears on the Notice and the instructions that accompanied the proxy materials, in order to be able to submit a question or vote at the meeting. If you are the beneficial owner of shares held in "street name" by a bank, broker or other holder of record, you may gain access to the meeting by following the instructions in the voting instruction card provided by your bank, broker of other nominee. You may not vote your shares electronically at the annual meeting unless you receive a valid proxy from your bank, brokerage firm, broker dealer or other nominee holder and those institutions will likely require your instructions to be submitted before the deadline listed above.

Submitting Questions prior to or at the Virtual Annual Meeting. If you would like to submit a question to be addressed during the question and answer portion of the annual meeting, you may do so in advance at www.virtualshareholdermeeting.com/UIS2023, or you may type it into the dialog box provided at any point during the virtual meeting (until the floor is closed to questions). We intend to answer questions submitted prior to or during the meeting that are pertinent to the Company and the meeting matters, as time permits. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Technical Assistance. Beginning thirty minutes prior to the start of and during the annual meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the annual meeting website log-in page.

Availability of live webcast to associates and other constituents. The live audio webcast will be available to not only our stockholders, but also to our associates and other constituents. An audio replay of the annual meeting, including the questions answered during the meeting, will be available at www.unisys.com/investor-relations until the 2024 Annual Meeting of Stockholders.

Required Vote

Each share of Unisys common stock outstanding on the record date is entitled to one vote on each matter to be voted upon.

Election of Directors (Item 1). Directors will be elected by the vote of a majority of the votes cast at the meeting. This means that a nominee will be elected if the number of votes cast "FOR" his or her election exceeds 50% of the total number of votes cast with respect to that nominee's election. Abstentions and broker non-votes will not be included in the vote totals and therefore will have no effect on the vote.

Advisory Vote to Approve Executive Compensation (Item 2). The advisory resolution to approve executive compensation will be approved if it receives the affirmative vote of a majority of shares present, in person or by proxy, and entitled to vote on the matter. Abstentions will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will not be included in the vote totals and therefore will have no effect on the advisory vote on executive compensation.

Advisory Vote on Frequency of Advisory Vote on Executive Compensation (Item 3). Stockholders will have the option of selecting a frequency of every year, every two years or every three years for the advisory vote on executive compensation. The Company will consider the alternative receiving the greatest number of votes as the frequency the stockholders approve. Abstentions and broker non-votes will have no effect on the vote.

The advisory votes to approve executive compensation (Item 2) and on the frequency of the advisory vote on executive compensation (Item 3) are not binding on the Company. However, the Company will review and consider the results of these advisory votes when making future executive compensation decisions and when making determinations as to when the Company will again submit the advisory vote on executive compensation to stockholders for approval.

Ratification of the Selection of Independent Registered Public Accounting Firm (Item 4). The proposal to ratify the selection of the Company's independent registered public accounting firm will be approved if it receives the affirmative vote of a majority of shares present, in person or by proxy, and entitled to vote on the matter. Abstentions will have the same effect as a vote "Against" the proposal. There will be no broker non-votes for the proposal to ratify the selection of the Company's independent registered public accounting firm since brokers will be entitled to vote on this "routine" proposal.

Approval of the Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan (Item 5). The proposal to approve a new long-term incentive and equity compensation plan will be approved if it receives the affirmative vote of a majority of shares present, in person or by proxy, and entitled to vote on the matter. Abstentions will have the same effect as a vote "Against" the proposal. Broker non-votes will not be included in the vote totals and therefore will have no effect on the vote on the proposal.

General Matters

Policy on Confidential Voting

It is the Company's policy that all stockholder proxies, ballots and voting materials that identify the vote of a specific stockholder shall, if requested by that stockholder on such proxy, ballot or materials, be kept permanently confidential and shall not be disclosed to the Company, its affiliates, directors, officers and employees or to any third parties, except as may be required by law, to pursue or defend legal proceedings or to carry out the purpose of, or as permitted by, the policy. Under the policy, vote tabulators and inspectors of election are to be independent parties who are unaffiliated with and are not employees of the Company. The policy provides that it may, under certain circumstances, be suspended in the event of a proxy solicitation in opposition to a solicitation of management. The Company may at any time be informed whether or not a particular stockholder has voted. Comments written on proxies or ballots, together with the name and address of the commenting stockholder, will also be made available to the Company.

Stockholder Proposals and Nominations

Stockholder proposals submitted to the Company pursuant to Rule 14a-8 of the Exchange Act ("Rule 14a-8") for inclusion in the proxy materials for the 2024 annual meeting of stockholders must be received by the Company by November 25, 2023.

Any stockholder who intends to present a proposal at the 2024 annual meeting and has not sought to include the proposal in the Company's proxy materials pursuant to Rule 14a-8 must deliver notice of the proposal to the Company no later than February 5, 2024.

Any stockholder who intends to make a nomination for the Board of Directors at the 2024 annual meeting must deliver to the Company no later than February 1, 2024 (a) a notice setting forth (i) the name, age, business and residence addresses of each nominee, (ii) the principal occupation or employment of each nominee, (iii) the number of shares of Unisys capital stock beneficially owned by each nominee, (iv) a statement that the nominee is willing to be nominated, and (v) any other information concerning each nominee that would be required by the SEC in a proxy statement soliciting proxies for the election of the nominee and (b) the directors' questionnaire, representation and agreement required by Article I, Section 8 of the Company's Bylaws.

In addition to satisfying the requirements under the Company's Bylaws, if a stockholder intends to comply with the SEC's universal proxy rules and to solicit proxies in support of director nominees other than the Company's nominees, the stockholder must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to us at the address stated above for recommendations on director candidates no later than 60 calendar days prior to the one-year anniversary date of the Annual Meeting (for the 2024 annual meeting of stockholders, no later than March 6, 2024). If the date of the 2024 annual meeting of stockholders is changed by more than 30 calendar days from such anniversary date, however, then the stockholder must provide notice by the later of 60 calendar days prior to the date of the 2024 annual meeting of stockholders and the 10th calendar day following the date on which public announcement of the date of the 2024 annual meeting of stockholders is first made by the Company.

Householding of Proxy Materials

This year, a number of brokers with accountholders who are owners of Unisys common stock will be "householding" our proxy materials. This means that only one copy of the Notice and/or this proxy statement and the 2022 annual report may have been sent to you and the other Unisys stockholders who share your address. Householding is designed to reduce the volume of duplicate information that stockholders receive and the Company's printing and mailing expenses.

If your household has received only one copy of the proxy materials, and you would prefer to receive separate copies of these documents, either now or in the future, please call us at 215-986-6999, or write us at Investor Relations, Unisys Corporation, 801 Lakeview Drive, Suite 100, Blue Bell, PA 19422. We will deliver separate copies promptly. If you are now receiving multiple copies of our proxy materials and would like to have only one copy of these documents delivered to your household in the future, please contact us in the same manner.

Other Matters

At the date of this proxy statement, the Board of Directors knows of no matter that will be presented for consideration at the annual meeting other than those described in this proxy statement. If any other matter properly comes before the annual meeting, the persons appointed as proxies will vote thereon in their discretion.

The Company will bear the cost of soliciting proxies. Such cost will include charges by brokers and other custodians, nominees and fiduciaries for forwarding proxies and proxy material to the beneficial owners of Unisys common stock. Solicitation may also be made personally or by telephone by the Company's directors, officers and regular employees without additional compensation. In addition, the Company has retained Alliance Advisors to assist in the solicitation of proxies for a fee of approximately $11,000 plus expenses.

By Order of the Board of Directors,

Claudius Sokenu
Senior Vice President, General Counsel,
Corporate Secretary and Chief Administrative Officer

Dated: March 24, 2023

Appendix

2023 Long-Term Incentive and Equity Compensation Plan

The purpose of the Plan is to provide (i) designated employees of the Company and its subsidiaries and (ii) non-employee members of the Board with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, other equity-based awards and incentive awards. The Company believes that the Plan will support the Company's ongoing efforts to attract, retain and develop exceptional talent and enable the Company to provide incentives directly linked to the Company's short and long-term objectives and linked to increases in shareholder value.

The Plan is a successor to the Prior Plan. No additional grants will be made under the Prior Plan after the Effective Date. Outstanding grants under the Prior Plan shall continue in effect according to their terms, consistent with the Prior Plan.

Capitalized terms used in the Plan shall have the definitions specified or otherwise referenced in Section 28 below.

Section 1. Administration

(a) <u>Committee</u>. The Plan shall be administered by a committee comprised of no fewer than two members of the Board who are appointed by the Board to administer the Plan (the "Committee"). To the extent deemed necessary by the Board, each Committee member shall satisfy the requirements for (i) an "independent director" under rules adopted by the New York Stock Exchange or other stock exchange on which the Common Stock is at the time primarily traded and (ii) a "nonemployee director" for purposes of such Rule 16b-3 under the Exchange Act. Notwithstanding the foregoing, the mere fact that a Committee member shall fail to qualify under any of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. Neither the Company nor any member of the Committee shall be liable for any action or determination made in good faith by the Committee with respect to the Plan or any Award thereunder. The Board shall have the authority to execute the powers of the Committee under the Plan and the Board shall approve and administer all grants made to Non-Employee Directors. The Committee may delegate authority to one or more subcommittees or one or more officers, as it deems appropriate; provided, however, that any delegation to one or more officers of the Company shall be subject to such guidelines as prescribed by the Committee and shall apply only to Grantees who are not subject to section 16 of the Exchange Act. To the extent the Board, a subcommittee or one or more officers administers the Plan, references in the Plan to the "Committee" shall be deemed to refer to such Board, subcommittee or officer.

(b) <u>Committee Authority</u>. The Committee shall have the sole authority to (i) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan, (ii) determine who from among the Eligible Participants will receive Awards under the Plan, (iii) determine the type, size and terms and conditions of the Awards to be made under the Plan, (iv) determine the time when the Awards will be made and the duration of any applicable exercise, vesting or restriction period, including the criteria for exercisability, vesting and the restriction period and the acceleration of exercisability, vesting and lapse of a restriction period, (v) determine whether the grant, vesting, exercise, issuance, retention and/or payment of an Award shall be subject to the attainment of one or more Performance Goals or other performance conditions, (vi) amend the terms and conditions of any previously issued Award, subject to Section 19 below, (vii) determine any restrictions on resale applicable to the shares to be issued or transferred pursuant to the Award, (viii) determine whether, and to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price may be paid in, cash, Common Stock, or Other Awards or property, or an Award may be canceled, forfeited or surrendered; (ix) determine the number of shares of Common Stock or other consideration subject to Awards; (x) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any subsidiary, (xi) establish, adopt or revise any rules and regulations, including adopting sub-plans to this Plan, for the purposes of facilitating compliance with applicable laws, easing administration of this Plan and/or taking advantage of tax-favorable treatment for Awards, in each case as it may deem necessary or advisable, (xii) determine whether any Award shall be subject to any non-competition, non-solicitation, confidentiality, clawback or other covenants, (xiii) determine whether an Incentive Award or Performance-Based Award has been earned, and (xiv) make all other determinations necessary or advisable for the administration of the Plan. The Committee may accelerate the vesting of any Awards at any time for any reason and may provide for complete or partial exceptions to any service or performance requirement as it deems appropriate.

(c) Committee Determinations. The Committee shall have full power and express discretionary authority to administer and interpret the Plan, to make factual determinations and to adopt or amend such rules, procedures, regulations, agreements and instruments for implementing the Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion. The Committee's interpretations of the Plan and all determinations made by the Committee pursuant to the powers vested in it hereunder shall be conclusive and binding on all persons having any interest in the Plan or in any Awards granted hereunder. All powers of the Committee shall be executed in its sole discretion, in the best interest of the Company, not as a fiduciary, and in keeping with the objectives of the Plan and need not be uniform as to similarly situated Grantees. No person acting under this Section 1 shall be held liable for any action or determination made with respect to the Plan or any Award under the Plan, except for the willful misconduct or gross negligence of such person.

(d) Delegation of Administration. The Committee may delegate certain administrative matters under the Plan to such officer or officers of the Company as determined in the Committee's discretion, and such administrator(s) may have the authority to execute and distribute Award Agreements in accordance with the Committee's determinations, to maintain records relating to the granting, vesting, exercise, forfeiture or expiration of Awards, to process or oversee the issuance of shares or cash upon the exercise, vesting and/or settlement of an Award, and to take such other administrative actions as the Committee may specify. Any delegation by the Committee pursuant to this subsection shall be subject to and limited by applicable law or regulation, including without limitation the rules and regulations of the New York Stock Exchange or such other securities exchange on which the Common Stock is then listed.

Section 2. Awards

(a) Awards under the Plan may consist of grants of Incentive Stock Options as described in Section 5, Nonqualified Stock Options as described in Section 5 (Incentive Stock Options and Nonqualified Stock Options are collectively referred to as "Options"), SARs as described in Section 6, Restricted Stock Awards as described in Section 7, Restricted Stock Units (including Dividend Equivalents) as described in Section 8, Other Equity Awards as described in Section 9 and Incentive Awards as described in Section 10 (hereinafter collectively referred to as "Awards").

(b) All Awards shall be subject to such terms and conditions as the Committee deems appropriate and as are specified in writing by the Committee to the Grantee in the Award Agreement, including the treatment of the Awards upon a termination of employment or service; provided, however, that in no event shall any Award provide for the Grantee's receipt of Dividends or Dividend Equivalents in any form prior to the vesting of such Award or applicable portion thereof.

(c) All Awards shall be made conditional upon the Grantee's acknowledgment, in writing or by acceptance of the Award, that all decisions and determinations of the Committee shall be final and binding on the Grantee, his or her beneficiaries and any other person having or claiming an interest under such Award. Awards under a particular Section of the Plan need not be uniform as among the Grantees.

Section 3. Shares Subject to the Plan

(a) Shares Authorized. Subject to adjustment as described in subsection (d), the total aggregate number of shares of Common Stock that may be issued or transferred under the Plan is the sum of the following: (i) 3,625,000 shares, plus (ii) shares of Common Stock subject to outstanding awards under the Prior Plan immediately prior to the Effective Date, to the extent that such awards terminate, expire, or are canceled, forfeited, exchanged, or surrendered without having been exercised, vested or paid under the applicable Prior Plan on or after the Effective Date, plus (iii) the aggregate number of shares of Common Stock remaining available for issuance under the Prior Plan immediately prior to the Effective Date that are not subject to outstanding awards under the Prior Plan immediately prior to the Effective Date (the "Plan Limit"); provided that in no event shall the Plan Limit exceed 9,085,000 shares of Common Stock, and provided further that, for purposes of clauses (ii) and (iii), (x) the Plan Limit shall not include shares of Common Stock surrendered in payment of the exercise price of outstanding options under any Prior Plan, shares withheld or surrendered for payment of taxes with respect to outstanding awards of any type under any Prior Plan, and shares repurchased by the Company on the open market with the proceeds of the exercise price of outstanding options under any Prior Plan, and (y) if stock appreciation rights outstanding under any Prior Plan are exercised and settled in Common Stock, the full number of shares subject to such stock appreciation rights shall not be again available for issuance under the Plan, without regard to the number of shares issued upon settlement of the stock appreciation rights.

(b) <u>Source of Shares; Share Counting</u>. Shares issued under the Plan may be authorized but unissued shares of Common Stock or reacquired shares of Common Stock, including shares purchased by the Company on the open market for purposes of the Plan. The issuance of any shares of Common Stock shall result in a reduction of the number of shares of Common Stock available for Awards on a one-for-one basis. If and to the extent Options or SARs granted under the Plan terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, and if and to the extent that any Restricted Stock Awards, Restricted Stock Units, Other Equity Awards or Incentive Awards are forfeited or terminated, or otherwise are not paid in full, the shares reserved for such Awards shall again be available for purposes of the Plan. To the extent that any Awards are designated in an Award Agreement to be paid in cash, and not in shares of Common Stock, such Awards shall not count against the Plan Limit. Shares of Common Stock surrendered in payment of the exercise price of an Option, and shares repurchased by the Company on the open market with the proceeds of the exercise price of Options, shall not be available for re-issuance under the Plan. If SARs are exercised and settled in Common Stock, the full number of shares subject to the SARs shall be considered issued under the Plan, without regard to the number of shares issued upon settlement of the SARs. The preceding provisions of this subsection (a) shall apply only for purposes of determining the aggregate number of shares of Common Stock that may be issued under the Plan but shall not apply for purposes of determining the maximum number of shares of Common Stock with respect to which Awards may be granted to any Grantee under the Plan.

(c) <u>Individual Limits</u>.

(i) The maximum aggregate number of shares of Common Stock with respect to which Awards may be made under the Plan to any Employee during any calendar year is 1,000,000 shares, subject to adjustment as described in subsection (d) below.

(ii) Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding compensation payable to a Non-Employee Director, the sum of the grant date fair value (determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all Awards payable in shares of Common Stock and the maximum amount that may become payable pursuant to all cash-settled Awards that may be granted under the Plan to an individual as compensation for services as a Non-Employee Director, together with cash compensation paid to the Non-Employee Director in the form of Board and Committee retainer, meeting or similar fees, during any calendar year shall not exceed $600,000. For avoidance of doubt, compensation shall count towards this limit for the calendar year in which it was granted or earned, and not later when distributed, in the event it is deferred.

(iii) A Grantee may not accrue Dividend Equivalents or receive Incentive Awards during any calendar year that are payable in cash, for an Award measured with respect to a performance period of one year or less in excess of $5,000,000.

(iv) A Grantee may not accrue Dividend Equivalents or receive Incentive Awards during any calendar year that are payable in cash, for an Award measured with respect to a performance period of more than one year in excess of $10,000,000.

(v) The foregoing individual limits shall apply without regard to whether such Awards are to be paid in shares of Common Stock or cash.

(d) <u>Adjustments</u>. If there is any change in the number or kind of shares of Common Stock outstanding by reason of (i) a stock dividend, spinoff, recapitalization, stock split or combination or exchange of shares, (ii) a merger, reorganization or consolidation, (iii) a reclassification or change in par value, or (iv) any other extraordinary or unusual event affecting the outstanding Common Stock as a class without the Company's receipt of consideration, or if the value of outstanding shares of Common Stock is substantially reduced as a result of a spinoff or the Company's payment of an extraordinary dividend or distribution: (A) the maximum number of shares of Common Stock available for issuance under the Plan, (B) the maximum number of shares of Common Stock for which any individual may receive Awards in any year as set forth in subsection (c) above, (C) the kind and number of shares covered by outstanding Awards, (D) the kind and number of shares issued or transferred and to be issued or transferred under the Plan, (E) the price per share or the applicable market value of such Awards, and (F) any other terms of outstanding Awards that are affected by the event, shall be equitably adjusted by the Committee, in such manner as the Committee deems appropriate, to reflect any increase or decrease in the number of, or change in the kind or value of, the issued shares of Common Stock to preclude, to the extent practicable, the enlargement or dilution of rights and benefits under the Plan and such outstanding Awards, provided, however, that any fractional shares resulting from such adjustment shall be eliminated. In addition, in the event of a Change in Control of the Company, the provisions of Section 15 of the Plan shall apply. Any adjustments to outstanding Awards shall be consistent with section 409A or 424 of the Code, to the extent applicable. Any adjustments determined by the Committee shall be final, binding and conclusive.

Section 4. Eligibility for Participation

(a) <u>Eligible Participants</u>. Unless otherwise set forth in Section 5(b)(i), all Employees and Non-Employee Directors shall be eligible to participate in the Plan (referred to individually as an "Eligible Participant" and collectively as "Eligible Participants").

(b) <u>Selection of Grantees</u>. The Committee shall select the Eligible Participants to receive Awards, type of Award and the number of shares of Common Stock subject to each Award in such manner as the Committee determines. Eligible Participants who receive Awards under this Plan shall hereinafter be referred to as "Grantees."

(c) <u>Continued Service</u>. For purposes of this Plan, unless provided otherwise by the Committee in the Award Agreement, a Grantee's employment or service will not be deemed to have terminated merely because of a change in the capacity in which the Grantee renders service to the Employer as an employee or non-employee member of the Board or a change in the Employer entity for which the Grantee renders such service, provided that there is no interruption or termination of the Grantee's continuous employment or service to the Employer, as determined by the Committee.

Section 5. Options

(a) <u>General Requirements</u>. The Committee may grant Options to an Eligible Participant upon such terms as the Committee deems appropriate under this Section 5.

(b) <u>Type of Option, Price and Term</u>.

(i) The Committee may grant Incentive Stock Options that are intended to qualify as "incentive stock options" within the meaning of section 422 of the Code or Nonqualified Stock Options that are not intended to so qualify or any combination of Incentive Stock Options and Nonqualified Stock Options, all in accordance with the terms and conditions set forth herein. Incentive Stock Options may be granted only to Employees of the Company or its subsidiaries, as defined in section 424 of the Code. Nonqualified Stock Options may be granted to any Eligible Participant.

(ii) The purchase price (the "Exercise Price") of Common Stock subject to an Option shall be determined by the Committee and shall be equal to or greater than the Fair Market Value of a share of Common Stock on the date the Option is granted; provided, however, that an Incentive Stock Option may not be granted to an Employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary of the Company, as defined in section 424 of the Code, unless the Exercise Price per share is not less than 110% of the Fair Market Value of a share of Common Stock on the date of grant.

(c) <u>Option Term</u>. The Committee shall determine the term of each Option. The term of any Option shall not exceed ten years from the date of grant. However, an Incentive Stock Option that is granted to an Employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, or any subsidiary of the Company, as defined in section 424 of the Code, may not have a term that exceeds five years from the date of grant.

(d) <u>Exercisability of Options</u>. Options shall become exercisable in accordance with such terms and conditions, as may be determined by the Committee and specified in the Award Agreement; provided, that Options shall be subject to time-based vesting over a period of not less than one year and/or performance-based vesting over a performance period of not less than one year. The Committee may grant Options that are subject to achievement of Performance Goals or other conditions.

(e) <u>Effect of Termination of Service</u>. Except as provided in the Award Agreement, an Option may only be exercised while the Grantee is employed by, or providing service to, the Employer.

(f) <u>Exercise of Options</u>. A Grantee may exercise an Option that has become exercisable, in whole or in part, by delivering a notice of exercise to the Company. The Grantee shall pay the Exercise Price for an Option as specified by the Committee (i) by certified or bank check or such other instrument as the Committee may permit, (ii) with the approval of the Committee, by delivering shares of Common Stock owned by the Grantee (including Common Stock acquired in connection with the exercise of an Option, subject to such restrictions as the Committee deems appropriate) and having a Fair Market Value on the date of exercise equal to the Exercise Price or by attestation (on a form prescribed by the Committee) to ownership of shares of Common Stock having a Fair Market Value on the date of exercise equal to the Exercise Price, (iii) payment through a broker- assisted sale in accordance with procedures permitted by Regulation T of the Federal Reserve Board, (iv) with approval of the Committee, by surrender of all or any part of the vested shares of Common Stock for which the Option is exercisable to the Company for an appreciation distribution payable in shares of Common Stock with a Fair Market Value at the time of the Option surrender equal to the dollar amount by which the then Fair Market Value of the shares of Common Stock subject to the surrendered portion exceeds the aggregate Exercise Price payable for those shares, (v) by such other method as the Committee may approve, to the extent permitted by applicable law, or (vi) by any combination of the foregoing. Shares of Common Stock used to exercise an Option shall have been held by the Grantee for the requisite period of time to avoid adverse accounting consequences to the Company with respect to the Option. The Grantee shall pay the Exercise Price and the amount of any Tax-Related Items (pursuant to Section 13) at such time as may be specified by the Committee. No person shall have any rights as a stockholder with respect to any shares of Common Stock covered by an Option unless and until such person shall have become the holder of record of such share, and, except as otherwise permitted in Section 3(d) hereof, no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property or distributions or other rights) in respect of such share for which the record date is prior to the date on which such person shall have become the holder of record thereof.

(g) <u>Limits on Incentive Stock Options</u>. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the Common Stock on the date of the grant with respect to which Incentive Stock Options are exercisable for the first time by a Grantee during any calendar year, under the Plan or any other stock option plan of the Company or a subsidiary, as defined in section 424 of the Code, exceeds $100,000, then the Option, as to the excess, shall be treated as a Nonqualified Stock Option. The aggregate number of shares of Common Stock that may be issued under the Plan as Incentive Stock Options is 2,500,000 shares, subject to adjustment as described in Section 3(d), and all shares issued under the Plan as Incentive Stock Options shall count against the Plan Limit.

(h) <u>Notice of Disposition</u>. A Grantee shall give the Company prompt notice of any disposition of Common Stock acquired by exercise of an Incentive Stock Option within two years of the date of grant of such Incentive Stock Option or one year after the issuance of shares of Common Stock to the Grantee pursuant to the exercise of the Incentive Stock Option.

Section 6. Stock Appreciation Rights

(a) <u>General Requirements</u>. The Committee may grant SARs to an Eligible Participant pursuant to the terms of this Section 6.

(b) <u>Base Amount</u>. The Committee shall establish the base amount of the SAR at the time the SAR is granted. The base amount of each SAR shall be equal to, or greater than, the Fair Market Value of a share of Common Stock as of the date of grant of the SAR.

(c) <u>Exercisability; Term</u>.

(i) A SAR shall be exercisable during the period specified by the Committee in the Award Agreement and shall be subject to such vesting and other restrictions as may be specified in the Award Agreement, consistent with the Plan, provided, however, that SARs shall be subject to time-based vesting over a period of not less than one year and/or performance-based over a performance period of not less than one year. The Committee may grant SARs that are subject to achievement of Performance Goals or other conditions. No SAR shall be exercisable later than ten years after the date of grant.

(ii) SARs may only be exercised while the Grantee is employed by, or providing service to, the Employer or during the applicable period after termination of employment or service as set forth in the Award Agreement.

(d) <u>Exercise of SARs</u>. When a Grantee exercises SARs, the Grantee shall receive in settlement of such SARs an amount equal to the value of the stock appreciation for the number of SARs exercised. The stock appreciation for a SAR is the amount by which the Fair Market Value of the underlying Common Stock on the date of exercise of the SAR exceeds the base amount of the SAR as specified in the Award Agreement.

(e) <u>Form of Payment</u>. The Committee shall determine whether the appreciation in a SAR shall be paid in the form of cash, shares of Common Stock or a combination of the two, in such proportion as the Committee deems appropriate. For purposes of calculating the number of shares of Common Stock to be received, shares of Common Stock shall be valued at their Fair Market Value on the date of exercise of the SAR. If shares of Common Stock are to be received upon exercise of a SAR, cash shall be delivered in lieu of any fractional share.

Section 7. Restricted Stock Awards

(a) <u>General Requirements</u>. The Committee may issue or transfer shares of Common Stock to an Eligible Participant under a Restricted Stock Award, upon such terms and conditions as the Committee deems appropriate under this Section 7. Shares of

Common Stock issued or transferred pursuant to Restricted Stock Awards may be issued or transferred for cash consideration or for no cash consideration and be subject to restrictions or to no restrictions, as determined by the Committee. Each Restricted Stock Award shall be subject to such terms and conditions as shall be determined by the Committee and as set forth in the Award Agreement, including, without limitation, restrictions based upon the sale or other disposition of such shares, vesting conditions that lapse based on the passage of time, achievement of certain performance conditions or Performance Goals or as otherwise determined by the Committee and the right of the Company to reacquire such shares for no consideration upon termination of the Grantee's employment or service within specified periods; provided, however, the Restricted Stock Awards shall be subject to time-based vesting over a period of not less than one year and/or performance-based vesting over a performance period of not less than one year. The period of time during which the Restricted Stock Awards will remain subject to restrictions will be designated in the Award Agreement as the "Restriction Period."

(b) Requirement of Employment or Service. Unless provided otherwise in the Award Agreement, if the Grantee ceases to be employed by, or provide service to, the Employer during a period designated in the Award Agreement as the Restriction Period, or if other specified conditions are not met, the Restricted Stock Award shall terminate as to all shares covered by the Award as to which the restrictions have not lapsed, and those shares of Common Stock must be immediately returned to the Company. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(c) Restrictions on Transfer and Legend on Stock Certificate. During the Restriction Period, a Grantee may not sell, assign, transfer, pledge or otherwise dispose of the shares of a Restricted Stock Award except to a successor under Section 15. To the extent that the Company determines to issue certificates, each certificate for a share of a Restricted Stock Award shall contain a legend giving appropriate notice of the restrictions in the Award. The Grantee shall be entitled to have the legend removed from the stock certificate covering the shares subject to restrictions when all restrictions on such shares have lapsed. The Committee may determine that the Company will not issue certificates for Restricted Stock Awards until all restrictions on such shares have lapsed, or that the Company will retain possession of any certificates for Restricted Stock Awards until all restrictions on such shares have lapsed.

(d) Right to Vote and to Receive Dividends. The Committee shall determine to what extent, and under what conditions, the Grantee shall have the right to vote shares of Restricted Stock Awards and to accrue the right to any Dividends or other distributions paid on such shares during the Restriction Period; provided, however, that no Dividends shall be payable until the underlying Restricted Stock Award vests. All Dividends on Restricted Stock Awards shall be withheld while the Restricted Stock Awards are subject to restrictions and shall be payable only upon the lapse of the restrictions on the Restricted Stock Awards, or on such other terms as the Committee determines. Dividends shall be credited to bookkeeping accounts on the Company's records for purposes of the Plan. Accumulated dividends may accrue interest, as determined by the Committee, and shall be paid in cash, shares of Common Stock or in such other form as dividends are paid on Common Stock, as determined by the Committee.

(e) Lapse of Restrictions. All restrictions imposed on Restricted Stock Awards shall lapse upon the expiration of the applicable Restriction Period and the satisfaction of all conditions imposed by the Committee.

Section 8. Restricted Stock Units

(a) General Requirements. The Committee may grant Restricted Stock Units representing one or more shares of Common Stock to Eligible Participants, upon such terms and conditions as the Committee deems appropriate under this Section 8, consistent with the Plan.

(b) Crediting of Units. Each Restricted Stock Unit shall represent an unsecured right of the Grantee to receive a share of Common Stock or an amount based on the value of a share of Common Stock, if specified conditions established by the Committee are met. All Restricted Stock Units shall be credited to bookkeeping accounts established on the Company's records for purposes of the Plan.

(c) Terms of Restricted Stock Units. The Committee may grant Restricted Stock Units that are payable if specified Performance Goals or other conditions are met or under other circumstances. Restricted Stock Units may be paid at the end of a specified vesting or performance period or other period, or payment may be deferred to a date authorized by the Committee; provided, that Restricted Stock Units shall be subject to time-based vesting over a period of not less than one year and/or performance-based vesting over a performance period of not less than one year. A Restricted Stock Unit granted by the Committee shall provide for payment in shares of Common Stock, cash or a combination thereof and shall be made in accordance with the terms and conditions prescribed or authorized by the Committee. The Committee shall specify in writing the maximum number of shares that can be issued under the Restricted Stock Units.

(d) <u>Requirement of Employment or Service</u>. Unless provided otherwise in the Award Agreement, if the Grantee ceases to be employed by, or provide service to, the Employer during a specified period, or if other conditions established by the Committee are not met, the Grantee's Restricted Stock Units shall be forfeited. The Committee may, however, provide for complete or partial exceptions to this requirement as it deems appropriate.

(e) <u>Payment With Respect to Restricted Stock Units</u>. Payments with respect to Restricted Stock Units shall be made in cash, in Common Stock or in a combination of the two, as determined by the Committee.

(f) <u>Dividend Equivalents</u>. The Committee may grant Dividend Equivalents in connection with Restricted Stock Units, under such terms and conditions as the Committee deems appropriate; provided however, that no Dividend Equivalents shall be payable until the underlying Restricted Stock Units vest. Dividend Equivalents will be subject to the same vesting restrictions, Performance Goals or conditions, if any, and risk of forfeiture as the underlying Restricted Stock Units. Dividend Equivalents shall be credited to bookkeeping accounts on the Company's records for purposes of the Plan. Dividend Equivalents may be accrued as a cash obligation or may be converted to additional Restricted Stock Units for the Grantee, and may accrue interest, all as determined by the Committee. The Committee may provide that Dividend Equivalents shall be payable based on the achievement of specific Performance Goals or conditions. Dividend Equivalents may be payable in cash or shares of Common Stock or in a combination of the two, as determined by the Committee.

(g) <u>No Rights as Stockholder</u>. The Grantee shall not have any rights as a stockholder with respect to the shares of Common Stock subject to a Restricted Stock Unit until such time as shares of Common Stock are delivered to the Grantee pursuant to the terms of the Award Agreement.

Section 9. Other Equity Awards

The Committee may grant Other Equity Awards, which are awards (other than those described in Section 5, Section 6, Section 7, Section 8 or Section 10 of the Plan) that are based on, measured by or payable in Common Stock to any Eligible Participant, on such terms and conditions as the Committee shall determine. Other Equity Awards may be granted subject to the achievement of Performance Goals or other conditions; provided, however, the Other Equity Awards shall be subject to time-based vesting over a period of not less than one year and/or performance-based vesting over a performance period of not less than one year.

Other Equity Awards may be denominated in cash, shares of Common Stock or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into Common Stock, or in any combination of the foregoing, and may be paid in cash, Common Stock or other securities, or in a combination of cash, Common Stock and other securities, all as determined by the Committee in the Award Agreement.

Section 10. Incentive Awards

The Committee may grant Incentive Awards to Eligible Participants. Incentive Awards are performance-based Awards that are expressed in U.S. currency, but may be payable in the form of cash, Common Stock, or a combination of both. The Committee shall determine the terms and conditions applicable to Incentive Awards, including the criteria for the vesting and payment of Incentive Awards; provided, however, the Incentive Awards shall be subject to time-based vesting over a period of not less than one year and/or performance-based vesting over a performance period of not less than one year. Incentive Awards shall be based on such measures as the Committee deems appropriate and need not relate to the value of shares of Common Stock. The target amount of the Incentive Award, the Performance Goals, the applicable performance cycle, the form of payment, and other terms and conditions applicable to an Incentive Award will be determined in the sole discretion of the Committee and will be set forth in an Award Agreement.

Payment with respect to an Incentive Award will be at the time or times set forth in the Award Agreement.

Section 11. Performance-Based Awards

(a) <u>Designation as Performance-Based Awards</u>. The Committee may determine that Restricted Stock Awards, Restricted Stock Units, Dividend Equivalents, Other Equity Awards or Incentive Awards granted to an Employee will be designated as

Performance-Based Awards. In such case, the provisions of this Section 11 shall control over any contrary provision contained in Sections 7 through 10; provided that the Committee may in its discretion grant Awards to Eligible Participants that are based on Performance Goals or other performance conditions but that do not satisfy the requirements of this Section 11.

(b) Procedures with respect to Performance-Based Awards. When Awards are made under this Section 11, within the first 25% of the performance period or period of service in question, the Committee shall establish in writing (i) the Performance Goals that must be met, (ii) the performance period during which the Performance Goals will be measured, (iii) the maximum amounts that may be paid if the Performance Goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the Plan, including the employment requirements and payment terms. The Performance Goals need not be uniform as among Grantees. Following the completion of each performance period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such performance period. In determining the amount earned by a Grantee, the Committee shall have the right to adjust or eliminate the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the performance period. Unless otherwise provided in the applicable Award Agreement, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a performance period only if the Performance Goals for such period are achieved.

Section 12. Deferrals

Subject to applicable laws, the Committee may permit or require a Grantee to defer receipt of the payment of cash or the delivery of shares that would otherwise be due to such Grantee in connection with any Award or may permit a Grantee to defer compensation payable to the Grantee in the form of an Award under the Plan. If any such deferral election is permitted or required, the Committee shall establish rules and procedures for such deferrals, subject in all respects to the applicable provisions of section 409A of the Code.

Section 13. Withholding of Taxes

(a) Required Withholding. All Awards under the Plan shall be subject to applicable withholding requirements for all Tax-Related Items. The Company and its subsidiaries each shall have the authority and the right to deduct or withhold or require the Grantee to remit to the Company or any subsidiary, an amount sufficient to satisfy Tax-Related Items with respect to any taxable event occurring as a result of the Grantee's participation in the Plan or any other action as may be necessary in the opinion of the Company or any subsidiary, as appropriate, to satisfy withholding obligations for the payment of Tax-Related Items, including but not limited to (i) withholding from the Grantee's wages or other cash compensation; (ii) withholding from the sale of shares of Common Stock underlying the Award either through a voluntary or mandatory sale arranged by the Company on the Grantee's behalf; or (iii) if the Committee so permits, by withholding in shares of Common Stock otherwise deliverable under the Award. The Company may require the payment of any Tax-Related Items before issuing any shares of Common Stock pursuant to an Award.

Section 14. Transferability of Awards

(a) Nontransferability of Awards. Except as provided in subsection (b) below, only the Grantee may exercise rights under an Award during the Grantee's lifetime. A Grantee may not transfer those rights except (i) by will or by the laws of descent and distribution or (ii) with respect to Awards other than Incentive Stock Options, if permitted in any specific case by the Committee, pursuant to a domestic relations order or otherwise as permitted by the Committee. When a Grantee dies, the personal representative or other person entitled to succeed to the rights of the Grantee may exercise such rights. Any such successor must furnish proof satisfactory to the Company of his or her right to receive the Award under the Grantee's will or under the applicable laws of descent and distribution.

(b) Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Committee may provide, in an Award Agreement, that a Grantee may transfer Nonqualified Stock Options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable securities and intestacy laws, according to such terms as the Committee may determine; provided that the Grantee receives no consideration for the transfer of a Nonqualified Option and the transferred Nonqualified Option shall continue to be subject to the same terms and conditions as were applicable to the Nonqualified Option immediately before the transfer.

Section 15. Consequences of a Change in Control

(a) <u>Assumption of Outstanding Awards</u>. Upon a Change in Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options and SARs that are not exercised or paid at the time of the Change in Control shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding Awards shall be converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation). Notwithstanding the immediately preceding sentence, if, in connection with such Change in Control, any outstanding Options and SARs are not assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and any other outstanding Awards are not converted to similar grants of the surviving corporation (or a parent or subsidiary of the surviving corporation), then upon such Change in Control the Committee shall provide that (i) all such outstanding Options and SARs that are not assumed or replaced shall accelerate and become fully exercisable, (ii) the restrictions and conditions on all such outstanding Restricted Stock Awards that are not converted to similar grants shall fully lapse, (iii) all such outstanding Restricted Stock Units, Dividend Equivalents, Other Equity Awards and Incentive Awards that are not converted to similar grants shall be fully vested; provided that if the vesting of any such Awards is based, in whole or in part, on performance, the applicable Award shall become vested at the target level of performance, (iv) the Committee may require that Grantees surrender their outstanding Options and SARs in exchange for a payment by the Company, in cash or Common Stock as determined by the Committee, in an amount equal to the amount, if any, by which the then Fair Market Value of the shares of Common Stock subject to the Grantee's unexercised Options and SARs exceeds the Exercise Price of the Options or the base amount of the SARs, as applicable; (v) after giving Grantees an opportunity to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate; or (vi) determine that Grantees shall receive a payment in settlement of outstanding Restricted Stock Awards, Restricted Stock Units, Dividend Equivalents, Incentive Awards or Other Equity Awards, if permitted under section 409A of the Code. Such surrender, termination or payment shall take place as of the date of the Change in Control or such other date as the Committee may specify. Without limiting the foregoing, if the per share Fair Market Value of the Common Stock equals or is less than the per share Exercise Price or base amount, as applicable, the Company shall not be required to make any payment to the Grantee upon surrender of the Option or SAR. After a Change in Control, references to the "Employer" as they relate to employment matters shall include the successor employer.

(b) <u>Vesting upon Certain Terminations of Employment or Service</u>. Unless the Award Agreement provides otherwise, if a Grantee's Award is assumed as provided in Section 15(a) and if, within the two year period following the occurrence of such Change in Control, the Grantee's employment is terminated by the Company without Cause, or the Grantee resigns for Good Reason, then as of the date of such Grantee's termination of employment or service all of such Grantee's then outstanding (i) Options and SARs shall automatically accelerate and become fully exercisable, (ii) Restricted Stock Awards shall have all restrictions and conditions immediately lapse and (iii) Restricted Stock Units, Dividend Equivalents, Other Equity Awards and Incentive Awards shall be fully vested; provided that if the vesting of any such Awards is based, in whole or in part, on performance, the applicable Award shall become vested at the target level of performance.

Section 16. Agreement with Grantees

Each Award made under the Plan shall be evidenced by an Award Agreement containing such terms and conditions as the Committee shall approve. In the event of a conflict between the provisions of the Plan and the provisions of any Award Agreement, the provisions of the Plan shall control.

Section 17. Foreign Awards and Rights

Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in countries and other jurisdictions in which the Company and its subsidiaries have Eligible Participants, the Committee, in its sole discretion, shall have the power and authority to (i) modify the terms and conditions of any Award granted to Eligible Participants to comply with applicable laws of jurisdictions where Eligible Participants reside; (ii) establish sub-plans and determine the Exercise Price, exercise procedures and other terms and procedures and rules, to the extent such actions may be necessary or advisable, including adoption of rules, procedures or sub-plans applicable to particular subsidiaries or Grantees residing in particular locations; provided, however, that no such sub-plans and/or modifications shall increase the share limits contained in Section 3 or otherwise require stockholder approval; and (iii) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on eligibility to receive an Award under this Plan or on termination of employment or service, available methods of exercise or settlement of an Award, payment of Tax-Related Items, the shifting of employer tax liability to a Participant, the withholding procedures and handling of any share certificates or other indicia of ownership which may vary with local requirements. The Committee may also adopt sub-plans to this Plan intended to allow the Company to grant tax-qualified Awards in a particular jurisdiction and, as part of such sub-plan, may restrict the sale of shares and/or modify the Change in Control and adjustments provisions of this Plan to the extent necessary to comply the tax requirements of the jurisdiction. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Securities Act, Exchange Act, the Code, or any applicable law.

Section 18. Requirements for Issuance of Shares

No shares of Common Stock shall be issued or transferred in connection with any Award hereunder unless and until all legal requirements applicable to the issuance or transfer of such shares of Common Stock have been complied with to the satisfaction of the Committee. The Committee shall have the right to condition any Award made to any Grantee hereunder on such Grantee's undertaking in writing to comply with such restrictions on his or her subsequent disposition of such shares of Common Stock as the Committee shall deem necessary or advisable, and if the Company determines to issue certificates representing such shares, such certificates may be legended to reflect any such restrictions. Any certificates representing shares of Common Stock issued or transferred under the Plan will be subject to such stop-transfer orders and other restrictions as may be required by applicable laws, regulations and interpretations, including any requirement that a legend be placed thereon. Notwithstanding any other provision of this Plan, unless otherwise determined by the Committee or required by applicable laws, rules or regulations, the Company shall not deliver to a Grantee certificates evidencing shares of Common Stock and instead such shares of Common Stock shall be recorded in the books of the Company (or as applicable, its transfer agent or stock plan administrator).

No Grantee shall have any right as a stockholder with respect to Common Stock covered by an Award until shares have been issued to the Grantee. After shares of Common Stock are issued to the Grantee, the Grantee will be a stockholder and have all the rights of a stockholder with respect to such shares, including the right to vote and receive any Dividends or other distributions made or paid with respect to such shares; provided, that if such shares of Common Stock are Restricted Stock Awards, then any new, additional or different securities the Grantee may become entitled to receive with respect to such shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock Award.

Section 19. Amendment and Termination of the Plan

(a) Amendment. The Board may amend or terminate the Plan at any time, provided, however, that the Board shall not amend the Plan without stockholder approval if such approval is required in order to comply with the Code or other applicable laws or to comply with applicable stock exchange requirements.

(b) No Repricing Without Stockholder Approval. Except as provided in Section 3(d), the Committee shall not (i) implement any cancellation/regrant program pursuant to which outstanding Options or SARs under the Plan are canceled and new Options or SARs are granted in replacement with a lower exercise price per share, (ii) cancel outstanding Options or SARs under the Plan with exercise or base prices per share in excess of the then current Fair Market Value per share of Common Stock for consideration payable in cash, equity securities of the Company or in the form of any other award under the Plan, except in connection with a Change in Control transaction or (iii) otherwise directly reduce the exercise price in effect for outstanding Options or SARs under the Plan, without in each such instance obtaining stockholder approval.

(c) Termination of Plan. The Plan shall terminate on the day immediately preceding the tenth anniversary of its Effective Date, unless the Plan is terminated earlier by the Board or is extended by the Board with the approval of the stockholders. The termination of the Plan shall not impair Awards outstanding or the power and authority of the Committee with respect to an outstanding Award.

(d) Termination and Amendment of Outstanding Awards. A termination or amendment of the Plan that occurs after an Award is made shall not materially impair the rights of a Grantee unless the Grantee consents or unless the Committee acts under a right that has been reserved in the Plan or the Award Agreement, including under Section 15 and Section 27(a). The termination of the Plan shall not impair the power and authority of the Committee with respect to an outstanding Award. Whether or not the Plan has terminated, an outstanding Award may be terminated or amended under Section 15 and Section 27(a) or may be amended by agreement of the Company and the Grantee consistent with the Plan. Notwithstanding anything in the Plan to the contrary, the Board may amend the Plan in such manner as it deems appropriate in the event of a change in applicable law or regulations.

(e) <u>Governing Document</u>. The Plan shall be the controlling document. No other statements, representations, explanatory materials or examples, oral or written, may amend the Plan in any manner. The Plan shall be binding upon and enforceable against the Company and its successors and assigns.

Section 20. Funding of the Plan

This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Awards under this Plan. In no event shall interest be paid or accrued on any Award, including unpaid installments of Awards. No Grantee or any other person shall under any circumstances acquire any property interest in any specific assets of the Company. To the extent that any person acquires a right to receive payment from the Company hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

Section 21. Rights of Grantees

Nothing in this Plan shall entitle any Employee, Non-Employee Director or other person to any claim or right to be granted an Award under this Plan. Neither this Plan nor any action taken hereunder shall be construed as giving any individual any rights to be retained by or in the employ of the Employer or any other employment rights.

Section 22. No Fractional Shares

No fractional shares of Common Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 23. Severability

In case any provision of this Plan or of any Award Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 24. Headings

Section headings are for reference only. In the event of a conflict between a title and the content of a Section, the content of the Section shall control.

Section 25. Effective Date of the Plan

The Plan shall be effective as of May 5, 2023 (the "Effective Date"), subject to approval of the Company's stockholders.

Section 26. Notices

All notices under the Plan shall be in writing, and shall be addressed to the General Counsel and shall be delivered to the Company at:

Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422
Attention: General Counsel

Any notices to the Grantee, shall be delivered to the Grantee personally, sent by facsimile transmission or mailed to the Grantee at the address appearing in the records of the Company.

Section 27. Miscellaneous

(a) <u>Awards in Connection with Corporate Transactions and Otherwise</u>. Nothing contained in this Plan shall be construed to (i) limit the right of the Committee to make Awards under this Plan in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business or assets of any corporation, firm or association, including Awards to employees thereof who become Employees, or for other proper corporate purposes, or (ii) limit the right of the Company to grant stock options or make other awards outside of this Plan. Without limiting the foregoing, the Committee may make an Award to an employee of another corporation who becomes an Employee by reason of a corporate merger, consolidation, acquisition of stock or property, reorganization or liquidation involving the Company, the parent or any of their subsidiaries in substitution for a stock option, stock award or other grant made by such corporation. The terms and conditions of the substitute grants may vary from the terms and conditions required by the Plan and from those of the substituted stock incentives. The Committee shall prescribe the provisions of the substitute grants. Shares of Common Stock issued or granted in connection with such substitute grants shall not reduce the number of shares available for issuance under Section 3(a) of the Plan or to an Employee in any calendar year under Section 3(c) of the Plan.

(b) <u>Company Policies</u>. All Awards under the Plan (including Awards that have vested in accordance with the Award Agreement) shall be subject to any applicable clawback or recoupment policies, share trading policies and any other policies implemented by the Board or the Committee, as in effect from time to time, as well as to any clawback or recoupment requirement imposed under applicable laws, rules, regulations or stock exchange listing standards, including, without limitation, requirements imposed pursuant to section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, section 304 of the Sarbanes-Oxley Act of 2002, or any regulations promulgated thereunder, or recoupment requirements under the laws of any other jurisdiction.

(c) <u>Compliance with Law</u>. The Plan, the exercise of Options and SARs and the obligations of the Company to issue or transfer shares of Common Stock under Awards shall be subject to all applicable laws and to approvals by any governmental or regulatory agency as may be required. The Committee may also adopt rules regarding the withholding of Tax-Related Items on payments to Grantees. The Committee may, in its sole discretion, agree to limit its authority under this Section.

(d) The obligation of the Company to make payment of Awards in shares of Common Stock or otherwise shall be subject to all applicable laws, and to such approvals by government agencies, including government agencies in jurisdictions outside of the U.S., in each case as may be required or as the Company deems necessary or advisable. Without limiting the foregoing, the Company shall have no obligation to issue or deliver evidence of title for shares of Common Stock subject to Awards granted hereunder prior to: (i) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable, and (ii) completion of any registration or other qualification with respect to the shares of Common Stock under any applicable laws in the U.S. or in a jurisdiction outside of the U.S. or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained and shall constitute circumstances in which the Committee may determine to amend or cancel Awards pertaining to such shares of Common Stock, with or without consideration to the affected Grantee. The Company shall be under no obligation to register, pursuant to the Securities Act or otherwise, any offering of shares of Common Stock issuable under this Plan. If, in certain circumstances, the shares of Common Stock paid pursuant to this Plan may be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such shares of Common Stock in such manner as it deems advisable to ensure the availability of any such exemption. With respect to persons subject to section 16 of the Exchange Act, it is the intent of the Company that the Plan and all transactions under the Plan comply with all applicable provisions of Rule 16b-3 or its successors under the Exchange Act. In addition, it is the intent of the Company that Incentive Stock Options comply with the applicable provisions of section 422 of the Code and that, to the extent applicable, Awards comply with the requirements of section 409A of the Code. To the extent that any provision that is designed to comply with section 16 of the Exchange Act or the legal requirements of section 422 or 409A of the Code as set forth in the Plan ceases to be necessary under section 16 of the Exchange Act or required under section 422 or 409A of the Code, that Plan provision shall cease to apply.

(e) <u>Paperless Administration</u>. In the event the Company established, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website, intranet or interactive voice response, then the paperless administration, granting or exercise of Awards by the Grantee may be permitted through the use of such automated system.

(f) <u>Section 409A</u>. The Plan is intended to comply with the requirements of section 409A of the Code, to the extent applicable. All Awards shall be construed and administered such that the Award either (i) qualifies for an exemption from the requirements of section 409A of the Code or (ii) satisfies the requirements of section 409A of the Code. If an Award is subject to section 409A of the Code, (A) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (B) payments to be made upon a termination of employment or service shall only be made upon a "separation from service" under section 409A of the Code, (C) payments to be made upon a Change in Control shall only be made upon a "change of control event" under section 409A of the Code, (D) unless the Award specifies otherwise, each payment shall be treated as a separate payment for purposes of section 409A of the Code and all installment payments shall be treated as a separate payment, and (E) in no event shall a Grantee, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with section 409A of the Code. Any Award granted under the Plan that is subject to section 409A of the Code and that is to be distributed to a key employee (as defined below) upon separation from service shall be administered so that any distribution with respect to such Award shall be postponed for six months following the date of the Grantee's separation from service, if required by section 409A of the Code. If a distribution is delayed pursuant to section 409A of the Code, the distribution shall be paid within 30 days after the end of the six-month period. If the Grantee dies during such six-month period, any postponed amounts shall be paid within 60 days of the Grantee's death. The determination of key employees, including the number and identity of persons considered key employees and the identification date, shall be made by the Committee or its delegate each year in accordance with section 416(i) of the Code and the "specified employee" requirements of section 409A of the Code. To the extent that an Award is intended to qualify as "performance-based compensation" under section 409A of the Code, the Performance Goals or other performance conditions will be established in writing within 90 days of the commencement of the period of service to which they relate and at a time when the outcome is substantially uncertain and the applicable performance cycle will be at least 12 consecutive months. Notwithstanding anything in this Plan or any Award Agreement to the contrary, each Grantee shall be solely responsible for the tax consequences of Awards under this Plan, and in no event shall the Company have any responsibility or liability if any Award does not meet the applicable requirements of section 409A of the Code. Although the Company intends to administer the Plan to prevent taxation under section 409A of the Code, the Company does not represent or warrant that the Plan or any Award complies with any provision of federal, foreign, state, local or other tax law.

(g) <u>No Fiduciary Relationship</u>. Nothing contained in the Plan, and no action taken pursuant to the provisions of the Plan, shall create or shall be construed to create a trust of any kind, or a fiduciary relationship between the Company, its subsidiaries or affiliates, or their directors or officers or the Committee, on the one hand, and the Grantee, the Company, its subsidiaries or affiliates or any other person or entity, on the other.

(h) <u>Governing Law</u>. The validity, construction, interpretation and effect of the Plan and Award Agreements issued under the Plan shall be governed and construed by and determined in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the conflict of laws provisions thereof.

Section 28. Definitions

When used in this Plan, the following terms will have the respective meanings set forth below.

(a) "Award" shall have the meaning set forth in Section 2(a).

(b) "Award Agreement" means the written instrument that sets forth the terms and conditions of an Award, including all amendments thereto.

(c) "Board" means the Board of Directors of the Company.

(d) "Cause" with respect to any Grantee, unless otherwise specified in the Award Agreement, means the Grantee (i) is intentionally dishonest in any aspect of his or her employment; (ii) is convicted (including pursuant to a plea of guilty or nolo contendere) of any felony, or a misdemeanor that impairs his or her ability to substantially perform his or her job or is otherwise injurious to the Company; (iii) engages in conduct which is against the best interest of the Company, including conduct that violates the Unisys Code of Ethical Conduct or Unisys' policies and practices, including without limitation, sexual misconduct, harassment or discrimination; (iv) violates any law or administrative regulation related to the Company's business; (v) willfully fails to perform his or her duties to a substantial degree; (vi) breaches any restrictive covenant agreement that the Grantee has entered into with the Company, including, non-competition, non-solicitation and/or confidentiality; (vii) breaches any material agreement that Grantee has entered into with the Company or (viii) uses the Company's confidential or proprietary information improperly. The termination of employment or service of the Grantee shall not be deemed to be for Cause unless and until there shall have been delivered to the Grantee a written notice from the finding that, in the good faith opinion of the Committee, the Grantee is guilty of the conduct alleged, and specifying the particulars thereof in detail.

(e) "Change in Control" shall be deemed to have occurred if:

(i) The acquisition by any individual, entity or group (within the meaning of section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (A) the then outstanding shares of Stock (the "Outstanding Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"), provided, however, that the following acquisitions will not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (4) any acquisition by any corporation pursuant to a transaction described in clauses (A), (B) and (C) of subsection (iii) below; or

(ii) Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided, however, that any individual's becoming a director after the effective date of the Plan whose election, or nomination for election by the stockholders of the Company, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though the individual were a member of the Incumbent Board, but excluding, for this purpose, any individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger or consolidation or sale or disposition of all or substantially all of the assets of the Company (a "Business Combination"), unless, in each case following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Stock and Outstanding Voting Securities immediately before the Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that as a result of the transaction owns the Company or all or substantially all of the assets of the Company either directly or indirectly through one or more Subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Stock and Outstanding Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or the corporation resulting from the Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from the Business Combination or the combined voting power of the then outstanding voting securities of the corporation except to the extent that the Person owned 20% or more of the Outstanding Stock or Outstanding Voting Securities before the Business Combination, and (C) at least a majority of the members of the board of directors of the corporation resulting from the Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for the Business Combination.

Notwithstanding the foregoing, the Committee may modify the definition of Change in Control for a particular Award as set forth in the Award Agreement, as the Committee deems appropriate, to comply with section 409A of the Code.

(f) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, and successor provisions and rules and regulations thereto.

(g) "Committee" shall have the meaning set forth in Section 1(a).

(h) "Common Stock" means the common stock of the Company.

(i) "Company" means Unisys Corporation, and any successor corporation, as determined by the Committee.

(j) "Dividend" means a dividend paid on shares of Common Stock, either in cash or additional shares of Common Stock.

(k) "Dividend Equivalent" means a right to receive, in such form and such terms as the Committee may determine, an amount calculated with respect to a Restricted Stock Unit, which is determined by multiplying the number of shares of Common Stock subject to the Restricted Stock Unit by the per-share cash Dividend, or the per-share fair market value (as determined by the Committee) of any Dividend in consideration other than cash, paid by the Company on its Common Stock. If interest is credited on accumulated dividend equivalents, the term "Dividend Equivalent" shall include the accrued interest.

(l) "Effective Date" shall have the meaning set forth in Section 25.

(m) "Eligible Participant" shall have the meaning set forth in Section 4(a).

(n) "Employed by, or provide service to, the Employer" means, unless otherwise specified in the Award Agreement, employment or service as an Employee or member of the Board (so that, for purposes of exercising Options and SARs and satisfying conditions with respect to Restricted Stock Awards, Restricted Stock Units, Incentive Awards, Dividend Equivalents, Performance-Based Awards and Other Equity Awards, a Grantee shall not be considered to have terminated employment or service until the Grantee ceases to be an Employee and member of the Board). The Committee shall determine if a leave of absence constitutes employment or service and when employment or service terminates for all purposes under this Plan. Notwithstanding the foregoing, with respect to any Award subject to section 409A of the Code, "employed by, or provide service to, the Employer" shall be interpreted within the meaning of section 409A of the Code and the related Treasury Regulations.

(o) "Employee" means an employee of the Employer (including an officer or director who is also an employee) but excluding any person who is classified by the Employer as a "contractor" or "consultant," no matter how characterized by the Internal Revenue Service, other governmental agency or a court. Any change of characterization of an individual by the Internal Revenue Service or any court or government agency shall have no effect upon the classification of an individual as an Employee for purposes of this Plan, unless the Committee determines otherwise.

(p) "Employer" means the Company or its applicable subsidiary which employs a Grantee, as determined by the Committee.

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(r) "Exercise Price" shall have the meaning set forth in Section 5(b).

(s) "Fair Market Value" per share of Common Stock means, unless the Committee determines otherwise with respect to a particular Award, the closing price of a share of Common Stock (i) on the New York Stock Exchange as of the official close of the New York Stock Exchange at 4 p.m. U.S. Eastern Standard Time or Eastern Daylight Time, as the case may be, on the relevant date (or if there were no trades on that date the latest preceding date upon which a sale was reported) or (ii) on such other stock exchange, designated by the Committee in its sole discretion, as the official close of such exchange on such date (or if there were no trades on that date the latest preceding date upon which a sale was reported). Notwithstanding the foregoing, for income tax reporting purposes and for such other purposes as the Committee deems appropriate including, but not limited to, where Fair Market Value is used in reference to exercise, vesting, settlement or payout of an Award, the Fair Market Value shall be determined by the Company in accordance with uniform and nondiscriminatory standards adopted by the Company from time to time.

(t) "Disability" means unless otherwise provided in an Award Agreement, that the Grantee would qualify to receive benefit payments under the Employer's long-term disability plan or policy, as may be amended from time to time. If the Employer does not have a long-term disability policy, "Disability" means that the Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determined physical or mental impairment for a period of not less than 90 consecutive days. A Grantee shall not be considered to have incurred a Disability unless the Grantee furnishes proof of such impairment sufficient to satisfy the Company, in its discretion. Notwithstanding the foregoing, (i) for purposes of Incentive Stock Options. "Disability" means that the Grantee is disabled within the meaning of section 22(e)(3) of the Code, and (ii) with respect to an Award subject to section 409A of the Code where payment or settlement of the Award will be made as a result of the Grantee's Disability, no event will constitute a Disability for purposes of this Plan or any Award Agreement unless such event also constitutes a Disability as defined under section 409A of the Code.

(u) "Good Reason" with respect to any Grantee, unless otherwise specified in the Award Agreement, means (i) a material diminution in the Grantee's authority, duties or responsibilities; (ii) any material breach by the Company of the terms of the Plan or an Award Agreement issued under the Plan; (iii) a material change in the Grantee's work location, at a minimum of 50 miles radius from the Grantee's then primary work location; or (iv) a material diminution in the Grantee's compensation, including base salary or annual target bonus, in each case, without the Grantee's consent. Notwithstanding the foregoing, a Grantee shall not have Good Reason unless the Grantee provides written notice to the Company in accordance with Section 26 of the condition the Grantee claims gives rise to Good Reason within 90 days of the initial occurrence of such condition, the Company fails to remedy the condition within 30 days after receiving notice from the Grantee, and the Grantee's termination of employment or service occurs within 30 days after the lapse of the Company's cure period;

provided, however, that in the event that a Grantee provides written notice to the Company of a condition that the Grantee claims gives rise to Good Reason, the Committee shall make a determination in good faith as to whether the condition constitutes Good Reason, and the determination by the Committee shall be binding upon all parties. This definition of "Good Reason" shall be interpreted and applied in a manner that is consistent with the terms of Treasury Regulation Section 1.409A-1(n)(2) and guidance thereunder.

(v) "Grantee" shall have the meaning set forth in Section 4(b).

(w) "Incentive Award" shall mean an incentive award granted under the Plan as described under Section 10.

(x) "Incentive Stock Option" means an Option that is intended to meet the requirements of an incentive stock option under section 422 of the Code, as described in Section 5.

(y) "Non-Employee Director" means a member of the Board, or a member of the Board of Directors of a subsidiary of the Company, who is not an Employee.

(z) "Nonqualified Stock Option" means an Option that is not intended to be taxed as an incentive stock option under section 422 of the Code, as described in Section 5.

(aa) "Option" means an Incentive Stock Option or Nonqualified Stock Option, as described in Section 5.

(bb) "Other Equity Award" means any Award based on, measured by or payable in Common Stock (other than an Option, Restricted Stock Unit, Restricted Stock Award, SAR or Incentive Award), as described in Section 9.

(cc) "Performance-Based Awards" means Awards that are subject, in whole or in part, to Performance Goals and are granted pursuant to Section 11.

(dd) "Performance Goals" means levels of achievement relating to one or more of the following measures or such other measures selected by the Committee for an Award, which may, without limitation, apply to the Company as a whole, or to any business unit, region, sector or industry group, subsidiary, product or service line, on a U.S. GAAP or non-GAAP basis, and which may be measured on an absolute or relative basis or in such other manner as deemed appropriate by the Committee: basic or diluted earnings per share; total shareholder return; operating income; net income; cash flow (including but not limited to, operating cash flow, free cash flow, and cash flow return on capital); return on equity, capital, assets, or sales; revenue or revenue growth; earnings before interest, taxes, depreciation and amortization ("EBITDA") or EBITDA growth; stock price; debt-to-capital ratio; stockholders' equity per share; operating income as a percent of revenue; gross profit as a percent of revenue; selling, general and administrative expenses as a percent of revenue; pre-tax profit; orders; improvements in capital structure; budget and expense management; productivity ratios; economic value added or other value added measurements; operating efficiency; working capital targets; enterprise value; customer value; customer satisfaction; completion of acquisition or business expansion. The Committee may provide for such adjustments to the Performance Goals as it deems appropriate, including but not limited to adjustments designed to reflect changes during the performance period in generally accepted accounting principles or in tax rates, currency fluctuations, the effects of acquisitions or dispositions of a business or investments in whole or in part, debt reduction charges, extraordinary or nonrecurring items, the gain or loss from claims or litigation and related insurance recoveries, the effects of impairment of tangible or intangible assets, or the effects of restructuring or reductions in force or other business recharacterization activities, income or expense related to defined benefit or defined contribution pension plans, uninsured losses from natural catastrophes or political and legal developments affecting the Company's business (including losses as a result of war, terrorism, confiscation, expropriation, seizure, new regulatory requirements, business interruption or similar events).

(ee) "Plan" means this Unisys Corporation 2023 Long-Term Incentive and Equity Compensation Plan, as may be amended from time to time. Prior to the Effective Date, the Plan was known as the Unisys Corporation 2019 Long-Term Incentive and Equity Compensation Plan.

(ff) "Prior Plan" means the Company's 2019 Long-Term Incentive and Equity Compensation Plan, as may be amended and restated.

(gg) "Restriction Period" shall have the meaning set forth in Section 7(a).

(hh) "SAR" means a stock appreciation right, as described in Section 6.

(ii) "Securities Act" means the U.S. Securities Act of 1933, as amended.

(jj) "Restricted Stock Award" means an award of Common Stock, as described in Section 7.

(kk) "Restricted Stock Unit" means an award of the right to receive, in cash or shares of Common Stock, the value of a shares of Common Stock, as described in Section 8.

(ll) "Tax-Related Items" means any U.S. federal, state, and or local taxes and any taxes imposed by a jurisdiction outside the U.S., including but not limited to income tax, social insurance and other similar contributions, payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax, any other taxes related to the participation in the Plan and legally applicable to a Grantee, including any employer liability for which a Grantee is liable for pursuant to applicable tax or social security laws or the applicable Award Agreement.

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Awards and Recognition



Forbes The Best Employers for Women 2022



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Recognizing Unisys for Disability Inclusion



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